SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

714265105
(CUSIP Number of Class of Securities)

THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

JOHN W. MARTIN SOREN LINDSTROM BAKER BOTTS L.L.P. 2001 Ross Avenue, Suite 600 Dallas, Texas 75201 (214) 953-6500	J. DAVID KIRKLAND, JR. BAKER BOTTS L.L.P. 910 Louisiana Street, Suite 3200 Houston, Texas 77002 (713) 229-1234

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company is Perot Systems Corporation, a Delaware corporation (“Perot Systems”). The address of the principal executive offices of Perot Systems is 2300 West Plano Parkway Plano, Texas 75075. The telephone number of Perot Systems at its principal executive offices is (972) 577-0000.

(b)	Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Statement”) relates is the Class A Common Stock, par value $0.01 per share, of Perot Systems (“Common Stock”). As of the close of business on September 17, 2009, 121,322,396 shares of Common Stock were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address

The filing person is Perot Systems. Perot Systems’ name, business address and business telephone number are set forth in Item 1(a) above.

(b)	Tender Offer

This Statement relates to the offer by DII-Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all of the issued and outstanding shares of Common Stock (each, a “Share”), for $30.00 per Share, in cash to the seller (such price, or any higher per share price paid in the offer, the “Offer Price”) without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Dell and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 2, 2009. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO, and each is incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 20, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Perot Systems, Dell and Purchaser. The Merger Agreement provides that, among other things, the Offer is subject to the satisfaction or waiver of a number of customary closing conditions set forth in the Merger Agreement, including, among others, that (i) there is validly tendered (and not properly withdrawn prior to the expiration of the Offer), a number of Shares which, when taken together with the Shares, if any, beneficially owned by Dell, the Purchaser or any of their affiliates, represents at least 66 2/3% of the total outstanding Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 shall be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed) (the “Minimum Condition”), (ii) certain regulatory clearances have been obtained by the parties, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and clearances under antitrust laws of other countries, (iii) a material adverse effect to Perot Systems shall not have occurred, and (iv) the other conditions set forth in the Merger Agreement have been satisfied or waived.

Pursuant to the terms of the Merger Agreement, Perot Systems granted Dell and Purchaser, subject to certain conditions and limitations, an irrevocable option to purchase, following completion of the Offer and at the Offer Price, a number of Shares that, when added to the number of Shares owned by Dell or Purchaser at the time of exercise of the option, constitutes one share more than 90% of the fully-diluted Shares (the “Top-Up Option”). The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Delaware’s “short form” merger statute. Following the consummation of the Offer and, if necessary, the exercise of the Top-Up Option, if Purchaser does not own at least 90% of the outstanding Shares, a Perot Systems stockholder vote will be required to consummate the Merger. In such case, the approval of the Merger at a meeting of Perot Systems’ stockholders would be assured because of Purchaser’s ownership of at least 66 2/3% of the Shares following completion of the Offer.

At the effective time of the Merger (the “Effective Time”), Purchaser will be merged with and into Perot Systems, with Perot Systems continuing as the surviving corporation (the “Surviving Corporation”) and an indirect, wholly-owned subsidiary of Dell. Each outstanding Share, other than Shares held in the treasury of or reserved for issuance by Perot Systems and Shares owned by Dell or its subsidiaries immediately prior to the Effective Time, or which have been cashed out or settled pursuant to Perot Systems’ equity based compensation plans (“Stock Plans”) as described in the following sentence, will automatically be converted into the right to receive the Offer Price without interest thereon and less any applicable withholding or stock transfer taxes on the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement provides that options to purchase Shares and stock appreciation rights settleable in Shares (collectively, “Company Stock Option Awards”) granted under any of Perot Systems’ Stock Plans immediately prior to the time that Dell owns at least 80% of the outstanding Shares for purposes of section 1504 of the Internal Revenue Code of 1986, as amended (the “Threshold Time”), will vest and be cancelled subject to and immediately following the Threshold Time, and the holder of such Company Stock Option Award will receive from Dell or Purchaser, as soon as administratively practicable following the Threshold Time, an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Offer Price, without interest thereon and less any applicable withholding taxes, over the exercise or base price, as applicable, per share of each such Company Stock Option Award, multiplied by (y) the total number of Shares subject to such Company Stock Option Award. The Merger Agreement further provides that each restricted stock unit (including any restricted stock award, phantom restricted stock award, deferred stock unit, whether performance-based, time-based or otherwise) (a “Restricted Stock Award”) that is outstanding under any Stock Plan immediately before the Threshold Time, will vest and be cancelled immediately following the Threshold Time and converted into the right to receive an amount (without interest thereon and subject to any applicable withholding tax) in cash equal to the product of (x) the Offer Price multiplied by (y) the total number of Shares subject to such Restricted Stock Award. Purchaser shall pay the foregoing consideration to the holders of Company Stock Option Awards and Restricted Stock Awards as soon as administratively practicable following the Threshold Time. However, outstanding deferred stock under the Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan will be paid upon termination of an individual’s services as a director. Certain executive officers of Perot Systems may elect to convert a percentage of the consideration otherwise payable in the Merger with respect to their Company Stock Option Awards or Restricted Stock Awards into restricted stock unit awards of Dell. Shares held by stockholders who have properly demanded appraisal and complied with the provisions of the Delaware General Corporation Law (the “DGCL”) relating to dissenters’ rights of appraisal (“Dissenting Shares”) will not be converted into a right to receive the Offer Price, unless such stockholder fails to perfect, withdraws or otherwise loses his, her or its right to appraisal.

A copy of the Merger Agreement is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Dell and Purchaser are located at One Dell Way, Round Rock, Texas 78682.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between Perot Systems or its affiliates and (i) Perot Systems’ executive officers, directors or affiliates, or (ii) Dell, Purchaser or their respective executive officers, directors or affiliates are, except as noted below, described in the Information Statement that is attached hereto as Annex A and is incorporated herein by reference (the “Information Statement”), which is being furnished to Perot Systems’ stockholders in connection with Dell’s right pursuant to the Merger Agreement to designate persons to the board of directors of Perot Systems (the “Board”) after acquiring Shares pursuant to the Offer, pursuant to Rule 14f-1 under the Exchange Act. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated herein by reference, to the knowledge of Perot Systems, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflict of interests between Perot Systems or its affiliates and (i) Perot Systems’ executive officers, directors or affiliates or (ii) Purchaser, Dell or their respective executive officers, directors or affiliates.

Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Dell or Purchaser

Non-Disclosure Agreement

On September 2, 2009, Perot Systems and Dell entered into a mutual non-disclosure agreement (the “Non-Disclosure Agreement”) to facilitate discussions relating to a possible acquisition in order to allow the parties to evaluate a potential transaction. Pursuant to such agreement, subject to certain customary exceptions, Perot Systems and Dell agreed to keep confidential the existence of discussions between the parties, any terms, conditions or other facts with respect to the proposed transaction and all non-public information received from the other party. Dell and Perot Systems also agreed that the non-public information furnished pursuant to the Non-Disclosure Agreement would be used solely for the purpose of evaluating and negotiating the potential acquisition.

Each of Perot Systems and Dell also agreed that for a period of one year from the date of the Non-Disclosure Agreement, except in connection with the potential transaction, neither party nor any of its controlled affiliates will, without the prior consent or invitation of the Board of Directors of the other party, directly or indirectly, engage in one or more transactions that would seek to acquire or result in the acquisition of control of the other company, whether through the beneficial ownership of securities, the purchase of assets or the influencing of the board of directors. The obligations described in this paragraph are referred to as the “Standstill Obligations.”

The Standstill Obligations terminate with respect to a party if a person (other than the other party or an affiliate of the other party) acquires, enters into an agreement to acquire, or publicly proposes to acquire, directly or indirectly, by tender or exchange offer, merger or otherwise, more than 50% of the voting securities of the first party (that is, the securities of the first party that are entitled generally to vote in the annual election of directors), or otherwise acquires, or enters into an agreement to acquire, or publicly proposes to acquire, the ability to control the management or policies of the first party, or enters into an agreement to acquire all or substantially all of the assets of the first party, or commences a solicitation of proxies.

In addition, the parties both agreed not to solicit for employment, or employ, certain officers or key employees employed by the other party or its subsidiaries for a period of 12 months from the date of the Non-Disclosure Agreement.

This summary of the Non-Disclosure Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Exclusivity Agreement

On September 4, 2009, Perot Systems and Dell entered into an Exclusivity Agreement whereby Perot Systems agreed that, among other things and until September 30, 2009, Perot Systems would not solicit or engage in discussions with any third party (other than Dell) regarding, among other things, an acquisition of beneficial ownership of more than 30% of the total outstanding voting securities of Perot Systems or the sale or transfer of 30% or more of the fair market value on a consolidated basis of the assets of Perot Systems and its subsidiaries, taken as a whole or to which 30% or more of consolidated revenues and earnings of Perot Systems and its subsidiaries, taken as a whole, are attributable to Perot Systems’ assets. Perot Systems further agreed to, and to cause its representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any third parties (other than Dell) with respect to any such acquisition or asset sale. However, if Perot Systems received an unsolicited bona fide proposal for an alternative transaction that the Board determined in good faith, after consultation with its outside legal counsel and financial advisors, could reasonably lead to a superior proposal, subject to certain restrictions, the Board could take steps to pursue such alternative transaction and terminate the

Exclusivity Agreement upon two business days’ notice. The Exclusivity Agreement terminated upon entry into the Merger Agreement.

This summary of the Exclusivity Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11, “The Transaction Agreements — The Merger Agreement,” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15, “Certain Conditions of the Offer,” of the Offer to Purchase are incorporated by reference herein (the Offer to Purchase is filed as Exhibit (a)(1)(A) to the Schedule TO). The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Perot Systems, Dell and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Perot Systems, Dell or Purchaser in Perot Systems’ public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Perot Systems, Dell or Purchaser. The representations and warranties contained in the Merger Agreement were made for the sole benefit of the other parties thereto and have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer and the Merger, or a party may have the right to terminate the Merger Agreement, including if the representations and warranties of another party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties. Stockholders should not rely on the representations and warranties as a characterization of the actual state of facts as of the date of the Merger Agreement or as of the date of this Statement since they were modified by a confidential disclosure letter. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth in the confidential disclosure letter.

Director and Officer Indemnification and Insurance

Dell will, and will cause the Surviving Corporation and its subsidiaries to, (i) indemnify, defend and hold harmless each individual who is entitled to indemnification pursuant to the Certificate of Incorporation and Bylaws of Perot Systems, the DGCL or any Perot Systems indemnification agreement at or prior to the time the Purchaser accepts and pays for the Shares (each an “Indemnified Party,” and collectively, the “Indemnified Parties”) against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or inaction in their capacity as a director or officer of Perot Systems or any of its subsidiaries or their serving at the request of Perot Systems or any of its subsidiaries as a director, officer, employee, agent, trustee, shareholder, partner or fiduciary of another person or entity, pension or other employee benefit plan or enterprise, in each case occurring on or before the Effective Time (including the transactions contemplated by the Merger Agreement), to the fullest extent permitted by applicable law, and, without limiting the foregoing, to the fullest extent permitted by applicable law, shall also advance expenses as incurred to the same such extent; provided, that the person to whom fees and expenses are advanced shall, if required by applicable law, provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification; and fulfill and honor in all respects the obligations of Perot Systems and its subsidiaries pursuant to each indemnification agreement in effect between Perot Systems or any of its subsidiaries and each Indemnified Party; and (ii) continue any indemnification provision and any exculpation provision set forth in the Certificate of Incorporation, Bylaws or other charter or organizational documents of Perot Systems or any of its subsidiaries as in effect on the date of the Merger Agreement. In addition, at the Effective Time, Dell shall cause to be obtained prepaid (or “tail”) directors’ and officers’ liability insurance policies for the benefit of the Indemnified Parties at the current coverage level and scope of liability insurance coverage as set forth in Perot Systems’ current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement. Such “tail” insurance policies shall provide coverage through the sixth anniversary of the Effective Time, so long as the aggregate annual premium is not greater than 300% of the annual premium paid by Perot Systems for its existing directors’ and officers’ liability insurance policies during 2009. In the event that such 300% amount is insufficient to purchase the 2009 level of coverage, then the Surviving Corporation may spend up to that amount to purchase any lesser coverage as may be obtained with such amount.

The foregoing summary of the indemnification of directors and officers and director and officer liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) hereto and is incorporated herein by reference.

Tender Agreements

Concurrently with entering into the Merger Agreement, Dell and the Purchaser entered into Tender and Voting Agreements (the “Tender Agreements”) with all executive officers and directors and certain principal stockholders of Perot Systems (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares held by them on the date of the Tender Agreement or acquired after that date (or, in the case of the Perot Family Trust, it may at its option tender its Shares or hold its Shares for payment upon the Merger) (the “Covered Shares”) to the Purchaser in the Offer and to vote the Covered Shares in favor of the Merger. Based on information provided by the Tendering Stockholders as of September 17, 2009, an aggregate of 29,115,819 Shares (which does not include Shares that may be tendered by the Perot Family Trust), representing approximately 21.5% of the outstanding Shares calculated in the same manner as the Minimum Condition, will be tendered by the Tendering Stockholders in the Offer. In addition, such Tendering Stockholders have agreed, subject to certain exceptions, to refrain from disposing of their Shares and soliciting alternative acquisition proposals to the Merger. The Tender Agreements will terminate on the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

This summary of the Tender Agreements does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Tender Agreements, the forms of which, as amended, are filed as Exhibits (e)(6) to (e)(8) hereto and is incorporated herein by reference.

Employment Agreements

Executive Offer Letters.  Dell provided an offer letter to each of the individuals listed below (collectively, the “Covered Executives”), all of whom are currently executive officers or other officers of Perot Systems. The offer letters states the job title to be offered to such individuals upon completion of the Merger, as well as the base salary, annual target bonus, projected long-term incentive grants, the estimated value of the Dell restricted stock unit awards to be received if the Covered Executive elects to convert his Perot Systems long-term incentive awards as further described below, and the estimated value of the additional restricted stock unit awards to be received. The rollover restricted stock units and restricted stock unit awards are further described below. The following table sets forth the potential payments to the Covered Executives under the Dell employment arrangements and the value of the restricted stock unit to be awarded following the conversion of unvested Perot Systems’ equity awards pursuant to elections made by the Covered Executives:

	Base	Target	Initial	Rollover	Potential
Name	Salary	Bonus	RSU Grant	RSU	Severance	Total

Peter A. Altabef	$675,000	$675,000	$6,750,000	$9,967,947	$1,350,000	$19,417,947
Scott Barnes	310,000	170,500	1,485,161	2,862,982	155,000	4,983,643
Eugene Carrick	368,000	202,400	1,939,002	2,820,410	184,000	5,513,812
Steven Curts	373,000	205,150	1,950,287	3,064,712	186,500	5,779,649
John E. Harper	442,000	243,100	2,945,903	9,223,654	221,000	13,075,657
Anurag Jain	457,745	251,760	2,170,393	1,583,979	228,873	4,692,750
Charles Lyles	480,000	264,000	2,680,810	0	240,000	3,664,810
John Lyon	235,612	94,245	1,116,869	1,487,918	117,806	3,052,450
Jeffrey Renzi	390,000	214,500	1,985,080	3,316,870	195,000	6,101,450
Thomas D. Williams	442,000	243,100	2,599,924	4,341,495	221,000	7,847,519

Total						$74,129,687

This summary of the executive offer letters does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the executive offer letters, which are incorporated by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO.

Executive Severance Agreements.  Dell has entered into executive severance and non-compete agreements (the “Executive Severance Agreements”) with 10 executives (the “Covered Executives”) of Perot Systems, who will continue as at-will employees of Dell following the Merger. It is expected that the Executive Severance Agreements will remain in effect throughout the period the Covered Executives are employed by Dell. If a Covered Executive is terminated by Dell without cause, the Covered Executive will be entitled to receive severance benefits from Dell. Depending on the Covered Executive, the severance benefits that are payable to such Covered Executive will equal 6 to 12 months of such Covered Executive’s base salary. Each Covered Executive will receive the severance benefits in a lump sum, which will be paid following the Covered Executive’s execution of a severance agreement and release. As a condition to receiving benefits under an Executive Severance Agreement, a Covered Executive will have certain obligations to Dell with respect to (among other things) protection of sensitive information, confidentiality, non-competition, non-solicitation and non-disparagement. These obligations apply during the period of employment and for a 12-month period thereafter.

Rollover Restricted Stock Unit Grant.  Dell has offered the opportunity for the Covered Executives to participate in a rollover restricted stock unit arrangement (the “Rollover RSU Arrangement”) pursuant to Dell’s Amended and Restated 2002 Long-Term Incentive Plan. Under the Rollover RSU Arrangement, outstanding unvested equity awards that were granted to the Covered Executives under Perot Systems’ equity compensation programs (“Company Awards”) and would otherwise be accelerated, cancelled and cashed out in connection with the Merger may be converted on a pre-tax basis into the right to receive a special award of Dell restricted stock units (“Rollover RSUs”). To the extent a Covered Executive elects to convert Company Awards into Rollover RSUs, Dell will award the Covered Executive with Rollover RSUs having a value equal to twice the amount of transaction consideration that otherwise would have been provided to such Covered Executive pursuant to the converted Company Awards. A three-year graded vesting schedule applies to Rollover RSUs. Vesting is accelerated in certain situations, including when Dell terminates the Covered Executive without cause or when the Covered Executive resigns for good reason. As a condition to receiving benefits under the Rollover RSU Arrangement, a Covered Executive will be obligated to avoid engaging in conduct detrimental to Dell. Dell also has a clawback right that it can exercise after vesting if the Covered Executive engages in conduct detrimental to Dell during the course of such executive’s employment with Dell or within 12 months thereafter. This clawback right applies with respect to 50% of the value of a Covered Executive’s Rollover RSU benefits (determined at the time of grant).

Standard Restricted Stock Unit Grant.  Dell will offer certain employees of Perot Systems who join Dell an award of Dell restricted stock units (“RSUs”) pursuant to Dell’s Amended and Restated 2002 Long-Term Incentive

Plan. The value of the RSU grants will be based on each individual’s compensation and position with Dell. Depending on these factors, the value of RSUs granted to a particular Covered Executive can generally range from approximately 400% to 700% of the Covered Executive’s base salary (with the exception of Mr. Altabef whose RSU will be equal to 1,000% of his base salary). These RSUs will vest pursuant to a four-year graded vesting schedule. Awards to any other employees can generally range up to 300% of salary and will vest over a four-year or three-year graded vesting schedule based on employee level. Vesting is accelerated in the event of the individual’s death or disability while an employee of Dell, but not for any other termination, such as when Dell terminates the individual without cause or the individual resigns for good reason. As a condition to receiving RSUs, an individual will be obligated to avoid engaging in conduct detrimental to Dell. Dell also has a clawback right that it can exercise after vesting if the individual engages in conduct detrimental to Dell during the course of such individual’s employment with Dell or within 12 months thereafter. This clawback right applies with respect to the entire value of an individual’s RSUs (determined at the time of grant).

Executive Retention Agreements.  Dell has entered into an Executive Retention Agreement (the “Retention Agreement”) with Russell Freeman, Chief Operating Officer of Perot Systems, in order to provide an incentive for Mr. Freeman to perform transitional services for Dell following the Merger. Pursuant to the Retention Agreement, Mr. Freeman will serve as an at-will employee of Dell following the Merger (the “Service Period”). It is expected that the Service Period will comprise six months, although it may be shortened or extended pursuant to the terms of the Retention Agreement. In exchange for providing services, Mr. Freeman will be paid a bi-weekly base salary of $19,615 and will be eligible to participate in certain employee benefit plans maintained by Dell. However, Mr. Freeman will not be permitted to participate in any of Dell’s incentive bonus or long-term incentive plans. At the end of the Service Period (or if Mr. Freeman’s employment is terminated before then without cause, he resigns for good reason or there is an early termination of the agreement), Mr. Freeman will be entitled to receive a retention bonus of $757,000. As a condition to receiving benefits under the Retention Agreement, Mr. Freeman will have certain obligations to Dell with respect to (among other things) protection of sensitive information, confidentiality, non-competition, non-solicitation and non-disparagement and the use and return of Dell property. These obligations apply during the period of employment and for a 12-month period thereafter. If Mr. Freeman’s employment is extended at the end of the Retention Period, he will receive a monthly retention bonus and will continue to receive his bi-weekly base salary and the foregoing employee benefits. It is expected that Dell will offer to enter into executive retention agreements with two additional officers of Perot Systems.

Standard Employment Agreements.  Dell has a form of employment agreement (the “Form Agreement”) that is entered into by all employees of Dell regardless of level. Thus, all Perot Systems employees and executives who join Dell by virtue of the Merger (“Transferred Employees”) are to enter into the Form Agreement at the Effective Time. The Form Agreement includes a number of acknowledgments by the Transferred Employee regarding (among other things) (i) at-will employment status, (ii) obligations regarding the use and development of intellectual property, inventions and copyrightable materials and (iii) responsibilities relating to the non-disclosure of confidential information, proprietary information and controlled technology and software. The obligations relating to these acknowledgements generally are limited to the period of the employee’s employment with Dell. The Form Agreements do not specify the compensation and/or benefits provided to Transferred Employees.

These summaries of the Dell employment arrangements do not purport to be complete descriptions of the terms and conditions thereof and are qualified in their entirety by reference to the employment arrangements, which are filed as Exhibits (e)(27) to (e)(42) hereto and are incorporated herein by reference.

Non-Competition Agreement

Additionally, in connection with the execution of the Merger Agreement, Ross Perot and Ross Perot, Jr. have signed noncompetition and nonsolicitation agreements (“Non-Competition Agreements”) with Perot Systems and Dell that limit their ability to compete with Perot Systems or solicit its employees or customers for a period ending December 31, 2014. If the Merger Agreement is terminated prior to the date the Shares are accepted and paid for pursuant to the Offer, such agreements will not become effective and will have no force or effect.

This summary of the Non-Competition Agreements does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Non-Competition Agreements, which are filed as Exhibits (e)(43) and (e)(44) hereto and are incorporated herein by reference.

License Agreement

In connection with the execution of the Merger Agreement, Perot Systems Family Corporation, a Texas corporation, Ross Perot, Ross Perot, Jr. (collectively, “Licensor”) and Perot Systems entered into the Third Amended and Restated License Agreement, dated as of September 20, 2009 (the “License Agreement”), amending the prior license previously in place. Pursuant to the License Agreement, the Licensor grants Perot Systems and its affiliates an exclusive, royalty-free license to use “Perot Systems” and “Perot” in connection with Perot Systems’ current businesses, products, services and charitable activities, and its future operations and activities resulting from the expansion of, and the integration with, Dell’s services and businesses. The License Agreement became effective immediately upon execution and will continue until the earlier of (i) the date that is five years from the date the Shares are accepted for payment by Purchaser pursuant to the Offer or (ii) the date of any termination of the License Agreement for cause. Notwithstanding the foregoing, the License Agreement shall terminate automatically and without further action by Licensor or Perot Systems in the event that the Merger Agreement is terminated in accordance with its terms, in which event the previous license agreement will be reinstated.

This summary of the License Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the License Agreement, which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Perot Systems or its Executive Officers and Directors

Information Statement

Certain agreements, arrangements or understandings between Perot Systems or its affiliates and certain of Perot Systems or its executive officers and directors are described in the Information Statement, which is incorporated by reference herein.

Interests of Certain Persons

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that Perot Systems’ executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. As described below, the directors and officers of Perot Systems have certain indemnification rights post-Merger, the transactions contemplated by the Merger Agreement will constitute a change in control of Perot Systems for purposes of the change in control employment agreements with executive officers that could entitle an executive officer to severance payments and other benefits. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and the transactions contemplated therein and in determining to make the recommendation set forth in this Statement.

Equity and Equity-Based Awards Granted under Perot Systems’ Equity Plans and Change in Control Agreements

2006 Non-Employee Director Equity Compensation Plan.  Pursuant to the Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan, as amended from time to time (the “Director Equity Plan”), deferred stock awards may be provided to non-employee directors of Perot Systems. The Board has approved an amendment to the Director Equity Plan which provides it with the authority to cancel any outstanding awards thereunder in exchange for a cash payment in connection with a change in control. Accordingly, in connection with the Merger, deferred stock awards that are outstanding under the Director Equity Plan immediately prior to the Threshold Time, will be cancelled immediately following the Threshold Time, and converted into the right to receive an amount in cash equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares subject to such award. Purchaser will pay the foregoing consideration to the holders of such deferred stock awards at the time(s) specified in the Director Equity Plan.

1996 Non-Employee Director Stock Option/Restricted Stock Plan.  Pursuant to the Amended and Restated Perot Systems Corporation 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan, as amended from time to time (the “Director Stock Plan”), stock option and restricted stock awards may be provided to non-employee directors of Perot Systems. The Board has approved an amendment to the Director Stock Plan which provides it with the authority to cancel any outstanding vested awards thereunder in exchange for a cash payment in connection with a change in control. Accordingly, in connection with the Merger, vested stock option awards granted under the Director Stock Plan that are outstanding immediately prior to the Threshold Time will be cancelled immediately following the Threshold Time, and the holder of such an award will be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise or base price, as applicable, per share of each such award, multiplied by (ii) the total number of Shares subject to such award.

2001 Long-Term Incentive Plan and Sub-Plan of Perot Systems TSI (India) Limited. Pursuant to the Perot Systems 2001 Long-Term Incentive Plan, as amended from time to time (the “2001 LTIP”) and the Perot Systems 2001 Long-Term Incentive Plan Sub-Plan of Perot Systems TSI (India) Limited (formerly called HCL Perot Systems Limited), as amended from time to time (the “Sub-Plan”), equity based compensation awards (including stock options, stock appreciation rights, restricted stock and restricted stock units) may be provided to employees, executives and directors of Perot Systems. Stock option awards and stock appreciation right awards (settleable in Common Stock) that are outstanding under the 2001 LTIP and the Sub-Plan immediately prior to the time that Dell acquires a specific level of ownership in the Company for certain tax purposes (the “Threshold Time”) will, to the extent not vested, vest and all such vested awards will be cancelled immediately following the Threshold Time, and the holder of such an award will be entitled to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise or base price, as applicable, per share of each such award, multiplied by (ii) the total number of Shares subject to such award. In addition, unvested restricted stock unit awards and restricted stock awards that are outstanding under the 2001 LTIP and the Sub-Plan immediately prior to the Threshold Time will vest and be cancelled immediately following the Threshold Time, and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares subject to such award. Purchaser will pay the foregoing consideration to the holders of such equity based compensation awards as soon as administratively practicable following the Threshold Time.

1991 Stock Option Plan.  Pursuant to the Perot Systems Corporation 1991 Stock Option Plan, as amended from time to time (the “1991 Plan”), stock option awards may be provided to employees and executives of Perot Systems. The Board has approved an amendment to the 1991 Plan which provides it with the authority to accelerate the vesting of outstanding awards under the 1991 Plan and to cancel any such outstanding vested awards thereunder in exchange for a cash payment in connection with a change in control. Accordingly, in connection with the Merger, stock option awards granted under the 1991 Plan that are outstanding immediately prior to the Threshold Time will, to the extent not vested, vest and all vested awards will be cancelled immediately following the Threshold Time, and the holder of such an award will be entitled to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise or base price, as applicable, per share of each such award, multiplied by (ii) the total number of Shares subject to such award. Purchaser will pay the foregoing consideration to the holders of such stock option awards as soon as administratively practicable following the Threshold Time.

Restricted Stock Plan.  Pursuant to the Perot Systems Corporation Restricted Stock Plan, as amended from time to time (the “Stock Plan”), restricted stock awards may be provided to employees and executives of Perot Systems. The Board has approved an amendment to the Stock Plan which provides it with the authority to accelerate the vesting of outstanding awards under the Stock Plan and to cancel any such outstanding vested awards thereunder in exchange for a cash payment in connection with a change in control. Accordingly, in connection with the Merger, unvested restricted stock awards that are outstanding under the Stock Plan immediately prior to the Threshold Time will vest and all vested awards will be cancelled immediately following the Threshold Time, and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares subject to such award. Purchaser will pay the foregoing consideration to the holders of such restricted stock awards as soon as administratively practicable following the Threshold Time.

Amended and Restated 1999 Employee Stock Purchase Plan and Amended and Restated 1999 Employee Stock Purchase Plan/Non-US.  Pursuant to the Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan, as amended from time to time (the “US ESPP Plan”) and the Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/Non-US (and any sub-plans thereunder), as amended from time to time (the “Non-US ESPP Plan”), stock option awards may be provided to employees and executives. The Board has approved the suspension of the US ESPP Plan and Non-US ESPP Plan effective for offering periods occurring on and after October 1, 2009, which immediately follows the close of the current offering period thereunder. Accordingly, the US ESPP Plan and Non-US ESPP Plan will be suspended effective October 1, 2009. In addition, such other actions shall be taken pursuant to the US ESPP Plan and Non-US ESPP Plan, including, but not limited to, the waiver of any restrictions relating to the delivery of Shares thereunder, to otherwise facilitate the purchase of such Shares by Purchaser or Dell, as the case may be.

Change in Control Agreements.  Pursuant to the letter agreements between Perot Systems and certain executives, officers and directors of Perot Systems (the “Change in Control Agreements”), certain equity, cash and other in-kind benefits (such as continued medical benefit coverage) may be provided to executives, officers and directors of Perot Systems in connection with a change in control. The Board has approved the amendment to the Change in Control Agreements (i) to provide for the vesting and cancellation of all outstanding equity awards subject to the Change in Control Agreements in exchange for a cash payment immediately following the Threshold Time, (ii) to eliminate any termination of employment preconditions to receiving such accelerated equity benefits and severance benefits pursuant to the Change in Control Agreements, and (iii) to make corresponding changes to the remaining provisions of the Change in Control Agreements, including but not limited to the continued medical benefit, tax-gross up and indemnification provisions. Accordingly, outstanding stock option awards and stock appreciation right awards (settleable in Common Stock) that are subject to the Change in Control Agreements immediately prior to the Threshold Time will, to the extent not vested, vest and all vested awards will be cancelled immediately following the Threshold Time, and the holder of such an award will be entitled to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise or base price, as applicable, per share of each such award, multiplied by (ii) the total number of Shares subject to such award. In addition, outstanding unvested restricted stock awards and restricted stock unit awards that are subject to the Change in Control Agreements immediately prior to the Threshold Time will vest and be cancelled immediately following the Threshold Time, and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares subject to such award. Purchaser will pay the foregoing consideration to the holders of such equity based compensation awards as soon as administratively practicable following the Threshold Time. In addition, Purchaser will pay cash severance benefits to each executive, officer and director entitled to cash severance benefits under the Change in Control Agreements as soon as administratively practicable following the Threshold Time or the Effective Time.

These summaries of the Perot Systems equity plans and change in control agreements do not purport to be a complete description of the terms and conditions thereof and are qualified in their entirety by reference to the Perot Systems equity plans and change in control agreements, which are filed as Exhibits (e)(11) to (e)(25) and Exhibit (e)(26) hereto and are incorporated herein by reference.

Expected Payments to Perot Systems Non-Employee Directors
Under Perot Systems Equity Plans

	1996	2006
	Non-Employee	Non-Employee
	Director	Director
	Stock Option /	Equity	Total Value
	Restricted	Compensation	of Equity
	Stock Plan	Plan	Awards(1)

Steven Blasnik	$464,000	$—	$464,000
John S.T. Gallagher	522,400	—	522,400
Carl Hahn	787,600	—	787,600
DeSoto Jordan	366,160	—	366,160
Caroline (Caz) Matthews	—	150,000	150,000
Thomas Meurer	522,400	150,000	672,400
C.H. Moore, Jr.	395,600	—	395,600
Anthony Principi	125,280	—	125,280
Anuroop (Tony) Singh	250,240	—	250,240

(1)	Total Value of Equity Awards includes the value of Company Stock Option Awards (whether vested or unvested) and Restricted Stock Awards outstanding as of November 1, 2009 that will be converted into the right to receive a cash payment in connection with the consummation of the transaction. This number assumes that no vested or vesting Company Stock Option Awards will be exercised prior to the Threshold Time.

Expected Payments to Perot Systems Executive Officers Under
Perot Systems Equity Plans and Change in Control Agreements

	Severance					Gross-Up	Value of
			Pro-Rata		Total	including	Equity
Name	Salary	Bonus	Bonus(1)	Health	Severance	Excise Tax	Awards(2)

Peter A. Altabef	$1,350,000	$1,350,000	$675,000	$10,000	$3,385,000	$2,249,195	$24,304,500
Russell Freeman	1,020,000	816,000	510,000	10,000	2,356,000	1,328,244	15,648,830
John E. Harper	780,000	546,000	390,000	10,000	1,726,000	1,046,004	5,568,261
Ross Perot, Jr.	1,150,000	1,150,000	575,000	10,000	2,885,000	1,194,087	35,771,400
Jeffrey Renzi	690,000	483,000	345,000	10,000	1,528,000	720,221	4,486,305
Thomas D. Williams	780,000	546,000	390,000	10,000	1,726,000	984,750	6,711,500

(1)	The pro rata bonus amounts set forth in this table assume the maximum pro rata amount payable. The actual pro rata amount payable will be less than this if the transaction is consummated prior to December 31, 2010.

(2)	Value of Equity Awards includes the value of Company Stock Option Awards (whether vested or unvested) and Restricted Stock Awards outstanding as of November 1, 2009 that will be converted into the right to receive a cash payment in connection with the consummation of the transaction. This number assumes that no vested or vesting Company Stock Option will be exercised prior to the Threshold Time.

Section 16 Matters

Prior to the Effective Time, Perot Systems will take such steps as may be required to cause any dispositions of Common Stock or options resulting from the Merger by each officer and director who is subject to the reporting requirements under Section 16(a) of the Exchange Act, to be exempt from liability under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Solicitation or Recommendation

The Board, at a meeting held on September 20, 2009, by the unanimous vote of those directors present, among other things, (i) determined that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, are advisable and in the best interests of Perot Systems and its stockholders, (ii) determined that the consideration to be paid to the stockholders of Perot Systems in the Offer and the Merger is fair to, and in the best interests of, those stockholders, (iii) approved the Merger Agreement, the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (vii) recommended that the stockholders accept the Offer, tender their Shares in the Offer and, if applicable, vote in favor of the approval and adoption of the Merger and the Merger Agreement.

Background of the Transaction

As part of the ongoing oversight and management of Perot Systems’ business, the Board and management regularly discuss and evaluate the strategic direction, long-term goals, performance and prospects of Perot Systems. In the course of these discussions, the Board and senior management have reviewed various strategic alternatives involving possible business combinations or other commercial transactions that could complement and enhance Perot Systems’ competitive strengths and market position, and regularly reviewed Perot Systems’ prospects as an independent company. In this regard, senior management of Perot Systems from time to time has communicated informally with representatives of other companies whose businesses relate to, or who are otherwise interested in, the IT services industry regarding industry and market trends, strategic direction and the potential benefits of possible business combinations or other commercial transactions.

Perot Systems and Dell have had commercial dealings for a number of years, including Dell’s serving as a supplier of computer hardware to Perot Systems and its customers. Over time, Perot Systems and Dell have discussed various partnering and services relationships. Since early 2007, Perot Systems has developed joint service offerings with Dell and provided IT services to Dell.

At the request of Dell, during March and April 2007, members of Dell’s senior management and members of Perot Systems’ senior management had several preliminary discussions regarding the potential strategic benefits and synergies of a possible acquisition by Dell of Perot Systems. During these discussions, the parties did not propose or discuss specific terms of an acquisition.

During late 2007 and through early 2009, members of Dell’s senior management and members of Perot Systems’ senior management met on a number of occasions to discuss commercial relationships between the companies. During the course of these discussions, a possible acquisition of Perot Systems was mentioned by representatives of Dell, but no specific terms were mentioned or discussed. Representatives of Perot Systems indicated that it was not the right time for Perot Systems to pursue a sale transaction.

On April 10, 2009, Brian T. Gladden, Dell’s Senior Vice President and Chief Financial Officer, and Stephen F. Schuckenbrock, Dell’s President, Large Enterprise, met with Peter A. Altabef, Perot Systems’ President and Chief Executive Officer, and John Harper, Perot Systems’ Chief Financial Officer, to discuss, on a preliminary basis, the potential strategic benefits and synergies of a possible acquisition of Perot Systems by Dell. Dell emphasized in the discussions that the support of the Perot family would be crucial in its decision as to whether to pursue an acquisition of Perot Systems.

On April 14, 2009, Mr. Gladden contacted Mr. Harper by telephone to inform Mr. Harper that Dell was preparing a proposal for the financial terms of an offer to acquire Perot Systems.

On April 20, 2009, Messrs. Gladden and Schuckenbrock contacted Messrs. Altabef and Harper by telephone to present a preliminary proposal that Dell acquire all of the outstanding shares of Common Stock for $17.00 to $19.00 per Share in cash, subject to due diligence and further detailed analysis of synergies that could be obtained as a result of an acquisition.

On April 22, 2009, Mr. Harper contacted Mr. Gladden by telephone to inform him that the price range proposed by Dell was significantly below a level that the Perot family would be willing to consider and below a level Ross Perot, Jr. could recommend to the Board, and that Perot Systems did not believe it would be productive to continue discussing a possible acquisition in light of Dell’s proposed price range. Members of Perot Systems’ senior management recognized that the support of the Perot family for any business combination transaction would be critical given, among other factors, the family’s ownership of approximately 25% of the outstanding Shares and the 66 2/3% vote required by Perot Systems’ charter to approve any such transaction.

On July 20, 2009, Michael S. Dell, Dell’s Chairman and Chief Executive Officer, telephoned Mr. Perot, Jr. to discuss restarting discussions regarding a possible acquisition and how the Perot Systems’ business could play an important role in building Dell’s IT services business, and indicated that Dell would be willing to pay up to $22.00 per Share in cash for Perot Systems. On July 27, 2009, Mr. Dell and Mr. Perot, Jr. met to continue discussing the merits of a possible acquisition.

On July 28, 2009, at the request of Mr. Perot, Jr., Thomas D. Williams, Perot Systems’ Vice President, General Counsel and Secretary, telephoned Thomas W. Luce, III, a member of Dell’s board of directors, and advised him that Perot Systems believed its value was significantly above $22.00 per Share and requested that Mr. Luce meet with Mr. Perot, Jr. if he wished to discuss further the potential value of Perot Systems. Mr. Luce has long-standing relationships with the Perot family and with some of the senior executives at Perot Systems.

On August 6, 2009, Mr. Luce met with Mr. Perot, Jr. regarding a possible acquisition of Perot Systems by Dell. Mr. Luce discussed the benefits of combining Perot Systems with Dell. Mr. Perot, Jr. suggested that Mr. Luce meet with Messrs. Altabef and Williams to continue the discussions, and the three individuals met on August 21, 2009 for further discussions.

On August 24, 2009, Mr. Luce met with Mr. Perot, Jr. to continue discussing the possible financial terms of an offer and indicated that Dell was prepared to make an all-cash offer of $26.50 per Share.

On August 26, 2009, at a special meeting of the Perot Systems Board, senior management briefed the Board on the price proposal received from Dell. The Board was advised that the offered price was below a level that the Perot family would be willing to consider and that the price would need to be at least $30.00 per Share to be acceptable to the Perot family. After deliberations and discussion, the Board, based on, among other factors, its knowledge about Perot Systems’ business and long-term prospects and the premium presented by Dell’s proposal, authorized Perot Systems’ senior management to continue negotiations with Dell to seek a price of at least $30.00 per Share.

During the period from August 12 to August 26, 2009, senior management of Perot Systems invited six investment banking firms to make presentations about their industry knowledge, experience and capabilities, and management met with four of such firms, including Goldman, Sachs & Co. (“Goldman Sachs”).

On August 27, 2009, Mr. Perot, Jr. informed Mr. Luce that the offer of $26.50 per Share was too low and that the Board had concluded that, subject to further analyses, a price of at least $30.00 per Share would be required to receive the support of the Board.

On August 28, 2009, Messrs. Dell and Luce contacted Mr. Perot, Jr. by telephone to present an offer to purchase all of the issued and outstanding Common Stock for $30.00 per Share in cash. On a separate phone call, Mr. Gladden and Mr. Williams discussed the process for proceeding with the due diligence and documentation necessary for a possible acquisition and a proposed timeline. On the same day, Dell delivered to Perot Systems (i) a preliminary, non-binding bid letter setting forth a cash offer price of $30.00 per Share and stipulating that Perot Systems enter into an Exclusivity Agreement with Dell to conduct a due diligence investigation and negotiate definitive agreements, (ii) a draft Exclusivity Agreement providing for an exclusivity period until September 30, 2009 and prohibiting Perot Systems from soliciting or engaging in discussions with any third party (other than Dell), and (iii) a draft of a Non-Disclosure Agreement to facilitate negotiations and the exchange of non-public information. In its proposal, Dell stipulated that the signing of the Exclusivity Agreement was a requirement for the continuation of negotiations. In addition, Dell informed Perot Systems that Dell viewed Perot Systems’ management and employees as critical to the success of any transaction and envisioned them playing a critical role in the combined company and that Dell was prepared to discuss employment arrangements and appropriate retention incentives for Perot Systems’ key employees.

On August 30, 2009, Mr. Perot, Jr. telephoned Mr. Luce to inform him that the Perot family was prepared to support moving forward with the negotiation of a proposed acquisition of Perot Systems by Dell on the basis of an all-cash purchase price of $30.00 per Share.

On August 31, 2009, Perot Systems held a special meeting of its Board. Senior management informed the Board of the preliminary, non-binding bid letter received from Dell, including the $30.00 per Share offer price and the requirement of Dell that Perot Systems agree to exclusive negotiations with Dell for a period of 30 days for the negotiations to continue. The Board was also informed that Dell would be proposing employment and retention agreements for selected members of Perot Systems’ management. Mr. Perot, Jr. briefed the Board regarding the status of the negotiations with Dell, including the meetings with Mr. Luce, and the Board discussed the likelihood of competing offers. Management also discussed their views on the likelihood of Dell improving the proposed purchase price and the other terms set forth in Dell’s preliminary bid letter. Mr. Perot, Jr. indicated that the Perot family would support an acquisition by Dell at $30.00 per Share in cash. Senior management advised the Board that Perot Systems proposed to engage Goldman Sachs as financial advisor in connection with the potential transaction and reviewed the proposed terms and conditions of the proposed Goldman Sachs engagement letter with the Board, including the proposed fee structure. The Board discussed the possible engagement of Goldman Sachs and, upon the recommendation of management, determined to engage Goldman Sachs because of, among other things, its significant knowledge of the IT services industry as well as its significant experience and reputation in providing financial advisory services to public companies in connection with transactions similar to the proposed transaction. Senior management also advised the Board that Perot Systems had retained Baker Botts L.L.P. (“Baker Botts”) as outside legal counsel in connection with the possible transaction.

Also on August 31, 2009, Mr. Dell contacted Ross Perot, Sr., Perot Systems’ Chairman Emeritus of the Board, by telephone to discuss the strategic vision for the combined companies and the general terms of Dell’s offer. On a separate conference call, Messrs. Gladden and Schuckenbrock and Lawrence P. Tu, Dell’s Senior Vice President and General Counsel, along with several other representatives of Dell, and Mr. Harper, Russell Freeman, Perot Systems’ Chief Operating Officer, and Mr. Williams discussed other general terms and conditions of the possible acquisition, including Dell’s stipulation that (i) the definitive merger agreement contain non-solicitation provisions and a match right for Dell in the event of a third party subsequently making a superior offer, (ii) directors, executive officers and certain principal stockholders of Perot Systems enter into agreements with Dell to tender and lock-up their shares, (iii) Perot Systems amend its license agreement relating to the right to use the Perot Systems name so that Dell could continue to use the name after the closing of an acquisition, and (iv) certain principal stockholders enter into non-competition agreements with Dell.

Later on August 31, 2009, Mr. Freeman telephoned Mr. Gladden and proposed certain changes to the draft Exclusivity Agreement proposed by Dell, including changes that would permit Perot Systems to terminate the agreement if it received an unsolicited offer that constituted, or may reasonably be expected to lead to, a superior proposal, or if Dell stopped negotiating in accordance with certain guiding principles to be set forth on a non-binding term sheet that Perot Systems proposed be attached to the Exclusivity Agreement. Mr. Freeman identified certain principal terms of the proposed transaction that would be included in the non-binding term sheet, including the price to be paid, the general structure of the transaction and the fact that Perot Systems’ Board would have a “fiduciary out” allowing it to pursue a transaction with a third party that made an unsolicited offer that could reasonably be expected to lead to a superior proposal.

On September 1 and September 2, 2009, in a series of telephone calls and in person meetings between Mr. Gladden and Mr. Freeman and between Messrs. Gladden, Schuckenbrock and Tu, along with several other representatives of Dell, and Messrs. Freeman, Harper and Williams, the parties continued negotiating certain general terms of the proposed acquisition to be included in the non-binding term sheet to be attached to the Exclusivity Agreement.

On September 1, 2009, Perot Systems entered into an engagement letter with Goldman Sachs to act as its exclusive financial advisor in connection with the sale of all or a portion of Perot Systems. Dell also responded to Perot Systems’ counterproposal with a markup of the non-binding term sheet, which added a termination fee of 5% of the enterprise value of Perot Systems, imposed limitations on the ability of Perot Systems to terminate any definitive merger agreement in the context of a superior proposal, and included, with respect to certain members of the Perot family, certain tender and voting lock-up terms that would continue for one year after the termination of a definitive merger agreement, including options to purchase or obtain the increased value in their shares in the event of a subsequent higher offer by a third party.

On September 2, 2009, Dell and Perot Systems entered into the Non-Disclosure Agreement governing the treatment of each party’s confidential information and containing a standstill agreement whereby the parties agreed generally not to acquire securities of the other, subject to certain exceptions. In addition, on September 2, 2009, Perot Systems delivered to Dell a revised draft of the non-binding term sheet proposed by Perot Systems to be attached to the Exclusivity Agreement, and Mr. Gladden and Mr. Freeman met to seek to reach an agreement on the non-binding term sheet.

On September 3 and September 4, 2009, senior members of management of both parties met in person and otherwise communicated to further negotiate certain general terms of the proposed acquisition and to initiate Dell’s due diligence process. During these negotiations, the parties agreed to defer negotiation of the break-up fee until the negotiation of the definitive merger agreement and Dell retracted certain previously requested terms related to the tender and voting lock-ups of the Perot family stockholders in the non-binding term sheet.

On September 4, 2009, the Board met to consider the current status of the acquisition proposal that had been negotiated to date. The Board was updated on the status of negotiations between the parties, including Dell’s offer to purchase all outstanding Shares at $30.00 in cash per Share, Dell’s requirement of an exclusive 30-day negotiation period, and the execution of a Non-Disclosure Agreement to permit negotiations and due diligence to proceed. Representatives of Goldman Sachs provided the Board with its preliminary financial analyses of the proposed transaction. Baker Botts reviewed the directors’ fiduciary duties, including their duties in the context of a change of control transaction, the terms of the proposed Exclusivity Agreement and the non-binding term sheet. The Board discussed the parties’ negotiation of certain termination rights with respect to Dell’s required Exclusivity Agreement to permit Perot Systems to terminate the agreement on two days’ notice either to pursue an unsolicited offer that the Board had determined constituted, or may reasonably be expected to lead to, a superior proposal or if Dell stopped negotiating in accordance with the principles included in the non-binding term sheet. The Board concluded that, in light of (i) the substantial premium offered by Dell, (ii) Dell’s requirement that Perot Systems enter into an Exclusivity Agreement in order to continue negotiations, (iii) the Board’s view that it was unlikely that a higher price could be obtained by soliciting other bidders and doing so would pose a significant risk that Dell would withdraw its offer, and (iv) the negotiated ability of the Board to terminate the Exclusivity Agreement to pursue an unsolicited offer that the Board had determined constituted, or may reasonably be expected to lead to, a superior proposal, it would be in the best interests of Perot Systems and its stockholders to enter into the Exclusivity Agreement with Dell and to begin negotiation of a definitive merger agreement. The Board authorized management of Perot Systems to execute and deliver the negotiated Exclusivity Agreement. The Board also discussed with Perot Systems’ outside advisors, among other things, certain terms that likely would be included in any definitive merger agreement, including (i) the terms of a non-solicitation provision, (ii) the likely range of the amount of the termination fee that would be payable in connection with pursuing an alternative offer, (iii) the related effects of these provisions on Perot Systems’ ability to consider and respond to an alternative offer following the execution of a definitive merger agreement, and (iv) the scope of a “material adverse change” condition. In connection with these discussions, the Board also discussed and considered the potentially significant adverse effect that a leak or other public disclosure regarding Perot Systems’ consideration of the transaction with Dell may have on its business and operations, including the potentially significant adverse effect on Perot Systems’ relationships with existing and potential customers and its ability to retain its key associates.

Later on September 4, 2009, Dell and Perot Systems entered into the Exclusivity Agreement, providing for an exclusivity period through September 30, 2009, during which period Perot Systems agreed to negotiate only with Dell regarding a possible acquisition, subject to Perot Systems’ termination rights, including those arising in the context of Perot Systems’ receipt of an unsolicited offer that the Board had determined constituted, or may reasonably be expected to lead to, a superior proposal.

On September 8, 2009, Dell’s internal due diligence team and outside advisors met with members of Perot Systems’ senior management to commence Dell’s formal due diligence, internal analysis and strategic review of Perot Systems. Dell’s formal due diligence review continued through September 20, 2009, through document review, numerous meetings, telephone conferences and other correspondence with members of Perot Systems’ senior management. During this same period, senior management of both parties held several meetings regarding retention and employment arrangements, which arrangements Dell had communicated it considered critical to the success of a transaction.

On September 10, 2009, Vinson & Elkins L.L.P., Dell’s outside legal counsel (“Vinson & Elkins”), distributed a draft of the Merger Agreement and drafts of the Tender Agreements to Baker Botts, Perot Systems’ outside legal counsel. In the draft Merger Agreement, Dell requested, among other terms, a $200 million termination fee.

On September 12, 2009, Baker Botts distributed a revised draft of the Merger Agreement to Vinson & Elkins that reflected comments from Perot Systems and Baker Botts. Between September 12 and September 15, 2009, there were numerous discussions among management of Dell and Vinson & Elkins, on the one hand, and Perot Systems and Baker Botts, on the other hand, to negotiate the terms and conditions set forth in the draft Merger Agreement and the related ancillary documents. These discussions included details of the structure of the transaction, the scope of representations and warranties and covenants contained in the draft Merger Agreement, Perot Systems’ ability to consider other acquisition proposals and terminate the Merger Agreement to pursue such other proposals, the respective termination rights of the parties, and the amount and circumstances under which Perot Systems would be obligated to pay Dell a termination fee and to reimburse Dell’s transaction expenses. On September 15, 2009, Vinson & Elkins distributed a revised draft of the Merger Agreement to Baker Botts. During the same period, Goldman Sachs, as financial advisor to Perot Systems, and Morgan Stanley & Co. Incorporated, as financial advisor to Dell, discussed the amount and circumstances under which Perot Systems would pay Dell a termination fee.

On September 16, 2009, Dell and Vinson & Elkins met in person and by telephone conference with Perot Systems and Baker Botts to negotiate the terms and conditions of the draft Merger Agreement, including, but not limited to, (i) the scope of representations and warranties and covenants contained in the Merger Agreement, (ii) the operating restrictions imposed on Perot Systems’ ability to manage its business during the period between signing and closing of the Merger Agreement, (iii) the ability of the Board to change its recommendation of the possible acquisition in response to superior proposals and react to certain intervening events, and (iv) the amount of the termination fee and the circumstances in which Perot Systems would be obligated to pay the termination fee or to reimburse Dell’s transaction expenses.

On September 17, 2009, Vinson & Elkins distributed a revised draft of the Merger Agreement to Baker Botts and throughout September 17, 18 and 19, 2009, Dell and Perot Systems and their respective legal advisors continued to negotiate and finalize the terms of the draft Merger Agreement and the related ancillary documents, including the disclosure schedules relating to the draft Merger Agreement. The negotiations continued to focus on key outstanding issues with respect to the possible acquisition, including the obligations of Dell to complete the Offer and the Merger, the requirements of the non-solicitation provisions related to other acquisition proposals and the Board’s ability to react to certain intervening events, the obligations of the parties related to anti-competition filings and approvals, the amount of the termination fee, and the circumstances in which Perot Systems would be obligated to pay the termination fee or to reimburse Dell’s transaction expenses. On each of September 18 and 19, 2009, Vinson & Elkins distributed revised drafts of the Merger Agreement to Baker Botts.

On September 18, 2009, the Board held a special meeting. In advance of the meeting, the directors were provided with certain documents and information, including copies of the draft Merger Agreement and draft Tender Agreement as well as summaries of such agreements and other ancillary agreements. The directors were also provided with Goldman Sachs’ preliminary financial analyses of the proposed transaction. At the meeting, senior management provided the Board with an update regarding the negotiations with Dell. Thereafter, Baker Botts discussed the Board’s fiduciary duties with respect to its consideration of the proposed transaction. Goldman Sachs then reviewed its preliminary financial analyses of the proposed transaction. Baker Botts thereafter conducted a detailed review of the material terms and conditions of the proposed transaction, including, but not limited to, (i) the ability of Perot Systems to terminate the Merger Agreement to pursue a superior proposal, (ii) the termination of the Tender Agreements upon the termination of the Merger Agreement, (iii) the circumstances in which Perot Systems would be obligated to pay the termination fee or to reimburse Dell’s transaction expenses, and (iv) employee retention arrangements. Baker Botts also advised the Board that the termination fee potentially payable to Dell had been negotiated down from $200 million in the initial draft Merger Agreement of September 10, 2009 to $130 million. The Board also discussed with Perot Systems’ outside advisors, among other things, the likely process and timing of the proposed transaction.

On September 19, 2009, the parties and their respective outside legal advisors continued to negotiate and finalize the terms and conditions of the Merger Agreement and ancillary agreements.

On September 20, 2009, the Board held a special meeting to formally consider and discuss the terms of the proposed acquisition. In advance of the meeting, the directors were provided with certain documents and information, including revised drafts of the Merger Agreement, the ancillary agreements, Dell employment and retention agreements and updated summaries thereof. Baker Botts reviewed and updated the Board on the material terms and conditions of the proposed transaction. Goldman Sachs reviewed its financial analyses of the proposed transaction and delivered to the Board its opinion that, as of September 20, 2009, and based upon and subject to the factors and assumptions set forth in the written opinion, the $30.00 per Share in cash to be paid to the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. See “— Opinion of Goldman, Sachs & Co.” The independent directors of the Board then met in executive session with Baker Botts and Goldman Sachs. During the executive session, the independent directors discussed certain risks and benefits of the proposed transaction and considered the fact that some members of senior management may have interests in the transaction that are different from, or in addition to, those of Perot Systems’ stockholders generally, including those arising from Dell’s expressed intentions that certain members of Perot Systems’ senior management team would play a prominent role in the combined company, that the Chairman of the Board would be considered for appointment to Dell’s board of directors, the payments that members of senior management would receive upon the closing of the proposed transaction and Dell’s proposed retention and employment arrangements for certain members of senior management. After the executive session of the independent directors, the Board engaged in additional deliberations and, after considering these deliberations, the proposed terms of the draft Merger Agreement and the various presentations of its legal and financial advisors, and taking into consideration the factors described under “— Reasons for Recommendation of the Board of Directors,” the directors present at the meeting unanimously approved and declared advisable the Merger and the Merger Agreement, approved the transactions contemplated by the Merger Agreement, approved the form, terms and provisions of each of the related ancillary documents, including the Tender Agreements, and authorized the management of Perot Systems to execute the Merger Agreement and the Tender Agreements and the other related ancillary documents.

Later on September 20, 2009, the Merger Agreement and the related ancillary documents, including the Tender Agreements, were executed by Dell, Perot Systems and the other parties thereto.

Before the opening of the U.S. financial markets on the morning of September 21, 2009, Dell and Perot Systems issued a joint press release announcing the signing of the Merger Agreement and the transaction contemplated thereby.

Reasons for the Recommendation of the Board of Directors

In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors. The following is a summary of the material factors that supported this decision:

•	The knowledge of the Board and management of our business, operations, financial condition, earnings and prospects, including the Board’s consideration and evaluation of our current five-year financial plan and the execution risks and uncertainties related to achieving that plan, compared to the relative certainty of realizing a fair cash value for our stockholders in the Merger.

•	The recent and historical market prices for our Common Stock, as compared to the Offer of $30.00 per Share in cash, which represents a 67.5% premium over the closing market price of the Shares on September 18, 2009, the last trading day before the Offer and the Merger were announced, a 76.5% premium over the average closing price of the Shares one month prior to such announcement and a 115.4% premium over the average closing price of the Shares for the one year period ended September 18, 2009.

•	The form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration and immediate liquidity.

•	The business reputation of Dell and its management, the substantial financial resources of Dell and, by extension, Purchaser, and the fact that the Offer is not subject to a financing condition, which collectively supported the conclusion that a transaction with Dell and Purchaser could be completed relatively quickly and in an orderly manner.

•	The fact that the financial and other terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including, but not limited to, the number and nature of the conditions on Dell’s and the Purchaser’s obligations to consummate the Offer and the Merger, were the product of arms-length negotiations among the parties and were designed to provide more certainty that the Offer and the Merger would ultimately be consummated on a timely basis.

•	The financial presentation of Goldman Sachs and its opinion, delivered on September 20, 2009 to the Board that, based on and subject to the factors and assumptions set forth in the written opinion and as of such date, the $30.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below under the caption “— Opinion of Goldman, Sachs & Co.”

•	The structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders (other than those who perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their Shares in the Offer.

•	The stockholders, including certain members of the Perot family, who entered into Tender Agreements control in the aggregate approximately 21.5% of the outstanding Shares and have agreed to tender their Shares in the Offer, which support made it more likely that the transaction could be completed on a more expedited basis and in an orderly manner.

•	The Board’s assessment of the likelihood of a change in the United States tax regime in 2010, which could impact the after-tax value of the cash consideration to be received by a substantial number of our stockholders, and the probability that the transaction due to its terms and structure can close in 2009.

•	The course of negotiations over the transaction and the judgment of the Board that the proposed terms of the Offer and the Merger were likely the best that could be negotiated with Dell.

•	The fact that, subject to compliance with the terms and conditions of the Merger Agreement, we are permitted to furnish information to, and participate in discussions and negotiations with, any third party that makes an unsolicited bona fide written takeover proposal that constitutes or may reasonably be expected to constitute a superior proposal.

•	The ability of the Board under certain circumstances to withdraw, modify or change the Board’s recommendation to stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, vote their Shares in favor of the adoption of the Merger Agreement, and the right of the Board to terminate the Merger Agreement if certain conditions are satisfied, subject to payment of a $130 million termination fee to Dell, which the Board determined was reasonable in light of, among other things, the benefits of the Offer and the Merger to our stockholders and the typical range and size of such fees in similar transactions. Similarly, the Tender Agreements terminate upon a termination of the Merger Agreement and thus would not represent a material obstacle to a superior proposal.

•	The expectation, after considering advice of outside legal counsel, with respect to obtaining all regulatory approvals in a timely manner, and the commitment by Dell with respect to taking action needed to obtain such clearances.

•	The per Share price was negotiated before the parties negotiated employment and retention arrangements.

•	The availability of appraisal rights with respect to the Merger, which would give stockholders who properly perfected their appraisal rights the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares at the completion of the Merger.

•	The impact of the Offer and the Merger on Perot Systems’ associates.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer, including the following:

•	The risks and costs to us if the Offer and the Merger are not consummated, including the diversion of the attention of Perot Systems’ directors, executive officers and associates, the potential loss of employees, customers and business partners, the incurrence of significant transaction costs and Perot Systems may have to pay Dell termination fees or reimburse its expenses.

•	While the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and the Offer, tendering of Shares in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of Perot Systems.

•	The all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal income tax purposes.

•	The Exclusivity Agreement, which Dell had made a condition to its willingness to negotiate a possible acquisition of Perot Systems, limited the Board’s ability to assess the market for the Company’s Shares prior to entering into the Merger Agreement.

•	The restrictions on Perot Systems’ ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, the ability of Dell to match a competing proposal, and the requirement that we pay a $130 million termination fee to Dell in order to accept a superior proposal and in certain other circumstances specified in the Merger Agreement, which the Board understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, were conditions to Dell’s willingness to enter into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to our stockholders.

•	The restrictions on the conduct of Perot Systems’ business prior to the completion of the transaction, requiring Perot Systems to conduct its business in the ordinary course of business, to use its reasonable efforts, consistent with past practice and policies, to preserve intact its business organization and material assets, to keep available the services of its officers, directors and associates, to comply in all material respects with all applicable laws and the requirements of its material contracts, to maintain satisfactory relationships with business partners, and to seek the consent of Dell prior to engaging in various activities, which may delay or prevent Perot Systems from undertaking business opportunities that may arise pending completion of the transaction, whether or not consummated.

•	The executive officers and directors of Perot Systems may have interests in the Offer and the Merger that are different from, or in addition to, those of Perot Systems’ stockholders, as more fully described above under the caption “Item 3 — Past Contacts, Transactions, Negotiations and Agreements.”

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but merely summarizes the material factors considered. The members of the Board evaluated the Offer, the Merger and the Merger Agreement in light of their knowledge of the business, financial condition and prospects of Perot Systems and the strategic alternatives to Perot Systems. In view of the number and wide variety of factors, both positive and negative, considered by the Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the factors considered or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Board. In addition, individual members of the Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Board that, as of September 20, 2009 and based upon and subject to the factors and assumptions set forth therein, the $30.00 per Share in cash to be paid to the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated September 20, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Perot Systems for the five years ended December 31, 2008;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Perot Systems;

•	certain other communications from Perot Systems to its stockholders;

•	certain publicly available research analyst reports for Perot Systems; and

•	certain internal financial analyses and forecasts for Perot Systems prepared by its management, as approved for Goldman Sachs’ use by Perot Systems and included in this Statement under Item 8, “Additional Information — Projected Financial Information” (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Perot Systems regarding their assessment of the past and current business operations, financial condition and future prospects of Perot Systems. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Perot Systems with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the IT services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed with Perot Systems’ consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Perot Systems’ management. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Perot Systems or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Perot Systems or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Furthermore, Goldman Sachs assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, Goldman Sachs does not express any opinion as to the impact of the transaction on the solvency or viability of Perot Systems or Dell or the ability of Perot Systems or Dell to pay its obligations when they come due.

Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of Perot Systems to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Perot Systems. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Perot Systems or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of September 20, 2009, of the $30.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Perot Systems; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Perot Systems, or class of such persons, in connection with the transaction, whether relative to the $30.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise.

Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Perot Systems in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. These tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 18, 2009 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to (1) the closing price of Shares on September 18, 2009 (the last trading day prior to the date of the Merger Agreement) and on August 21, 2009 (one month prior to the date of the Merger Agreement); (2) the average closing prices for the one-year, two-year, three-year and five-year periods ending September 18, 2009; (3) the high and low closing prices of Shares for the twelve-month period ended September 18, 2009; and (4) the high, low and average closing prices of Shares for the period beginning with the date of the initial public offering of Shares (the “Perot Systems IPO”) and ending September 18, 2009.

This analysis indicated that the price per Share to be paid to holders of such Shares pursuant to the Merger Agreement represented:

•	a premium of 67.5% based on the closing market price per Share of $17.91 on September 18, 2009, which was the last trading day prior to the date of the Merger Agreement;

•	a premium of 76.5% based on the closing price per Share of $17.00 one month prior to the date of the Merger Agreement;

•	a premium of 115.4% based on the average closing price per Share of $13.93 for the one-year period ended September 18, 2009;

•	a premium of 105.9% based on the average closing price per Share of $14.57 for the two-year period ended September 18, 2009;

•	a premium of 98.0% based on the average closing price per Share of $15.15 for the three-year period ended September 18, 2009;

•	a premium of 102.2% based on the average closing price per Share of $14.84 for the five-year period ended September 18, 2009;

•	a premium of 97.3% based on the average closing price per Share of $15.21 for the period beginning with the Perot Systems IPO and ending September 18, 2009;

•	a discount of 54.6% based on the high closing price per Share of $66.06 for the period beginning with the Perot Systems IPO and ending September 18, 2009;

•	a premium of 256.3% based on the low closing price per Share of $8.42 for the period beginning with the Perot Systems IPO and ending September 18, 2009;

•	a premium of 65.7% based on the high market price per Share of $18.10 for the twelve-month period ended September 18, 2009; and

•	a premium of 179.9% based on the low market price per Share of $10.72 for the twelve-month period ended September 18, 2009.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for Perot Systems and Dell to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the information technology industry:

Complete IT Solutions	Offshore IT Services	Government IT Services	Healthcare IT Services

• Accenture Ltd. • Affiliated Computer Services, Inc. • CGI Group Inc. • Computer Sciences Corporation • Hewlett-Packard Company • International Business Machine Corporation	• Cognizant Technology Solutions Corporation • Infosys Technologies Limited • Syntel, Inc. • Wipro Limited	• CACI International Inc. • ManTech International Corporation • MAXIMUS, Inc. • SRA International, Inc.
•   Allscripts-Misys
   Healthcare Solutions,
   Inc.
•   Athenahealth, Inc.
•   Cegedim SA
•   Cerner Corporation
•   Quality Systems, Inc.
•   Eclipsys Corporation
•   eHealth, Inc.
•   HMS Holdings Corp.
•   IMS Health Incorporated
•   MedAssets, Inc.
•   Phase Forward
   Incorporated
•   The Sage Group plc

None of the selected companies is directly comparable to Perot Systems. For example, some of the selected companies have a materially larger concentration in the healthcare industry than does Perot Systems. However, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Perot Systems.

Goldman Sachs calculated and compared the various financial multiples and ratios for Dell and the selected companies based on publicly available financial information, IBES estimates and common stock closing prices on September 18, 2009. The financial multiples and ratios of Perot Systems were based on publicly available financial information, the Forecasts, IBES estimates, information provided by Perot Systems’ management, the closing price of the Shares on September 18, 2009, and the merger consideration per Share. With respect to Perot Systems, Dell and the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the book value of debt, less cash, as a multiple of estimated 2009 and 2010, respectively, earnings before interest, taxes, depreciation and amortization, or EBITDA;

•	enterprise value as a multiple of estimated 2009 and 2010, respectively, revenues;

•	price as a multiple of estimated earnings per share, or EPS, for 2009 and 2010, respectively; and

•	the ratio of price as a multiple of estimated EPS for 2010 to the five-year estimated EPS compound annual growth rate.

The results of these analyses are summarized in the following table:

																	Perot		Perot		Perot		Perot
	Complete				Offshore				Government				Healthcare				Systems		Systems		Systems		Systems
	IT Solutions*				IT Services*				IT Services*				IT Services*				as of		as of		at		at
	Range		Median		Range		Median		Range		Median		Range		Median		Sep-18**		Sep-18*		$30**		$30*		Dell*

EV/CY2009 EBITDA	4.3x-7.7	x	6.1	x	13.8x-16.9	x	15.8	x	7.5x-9.4	x	8.6	x	6.3x-34.5	x	13.3	x	N/A		7.3	x	N/A		13.0	x	6.7	x
EV/CY2010 EBITDA	4.1x-7.3	x	5.9	x	12.7x-16.0	x	14.2	x	6.7x-8.5	x	7.8	x	6.0x-21.8	x	11.0	x	7.1	x	6.7	x	12.7	x	11.9	x	6.0	x
EV/CY2009 Revenues	0.6x-1.8	x	1.0	x	3.1x-5.6	x	3.9	x	0.7x-0.9	x	0.9	x	1.3x-7.0	x	3.0	x	N/A		0.8	x	N/A		1.5	x	0.5	x
EV/CY2010 Revenues	0.6x-1.8	x	0.9	x	2.8x-5.1	x	3.5	x	0.6x-0.9	x	0.8	x	1.2x-5.3	x	2.8	x	N/A		0.8	x	N/A		1.4	x	0.4	x
P/E CY2009	11.1x-13.3	x	11.8	x	18.6x-23.2	x	22.0	x	14.5x-20.0	x	16.0	x	9.7x-64.8	x	30.0	x	N/A		18.3	x	N/A		30.6	x	15.5	x
P/E CY2010	10.4x-12.6	x	10.8	x	19.0x-21.9	x	20.2	x	13.4x-17.3	x	14.6	x	8.4x-42.3	x	24.9	x	18.7	x	17.1	x	31.3	x	28.6	x	13.4	x
2010 P/E/G	1.0x-1.7	x	1.0	x	0.9x-2.0	x	1.4	x	0.9x-1.6	x	1.0	x	0.6x-1.5	x	1.2	x	1.6	x	1.4	x	2.6	x	2.4	x	1.3	x

*	Based on IBES estimates.

**	Using earnings estimates based on Perot Systems management projections.

Illustrative Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings multiple. For this analysis, Goldman Sachs used the earnings projections provided by Perot Systems’ management for the calendar year 2014. Goldman Sachs calculated the implied present values per Share by applying price to forward earnings per share multiples ranging from 15.0x to 19.0x to an earnings per share estimate for 2014 of $1.67 provided by Perot Systems’ management, discounted to present using discount rates ranging from 9.5% to 13.5%, based on a cost of equity analysis. This analysis resulted in a range of implied present values per Share of $15.15 to $22.13.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on Perot Systems using projections provided by Perot Systems’ management. Goldman Sachs calculated indications of net present value of unlevered free cash flows for Perot Systems for the years 2009 through 2014. Illustrative terminal values were calculated using perpetuity free cash flow growth rates ranging from 2.0% to 5.0% and discount rates ranging from 9.5% to 12.5%, based on a weighted cost of capital analysis, which implied terminal value multiples of EBITDA of 4.0x to 9.6x. These illustrative cash flows and terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 9.5% to 12.5%. This analysis resulted in a range of illustrative present value indications per Share of $15.24 to $29.80.

Selected Transactions Analysis.  Goldman Sachs calculated the implied premium paid per share for each of the public target companies in the following transactions in the U.S. technology industry since August 2006 based on the closing market price for each such company on the date four weeks before announcement of the transaction, using publicly available data, and then calculated the median of these implied premia values. While none of the target companies that participated in the selected transactions are directly comparable to Perot Systems, the target companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Perot Systems’ results, market size and product profile.

Target / Buyer

• Omniture Inc. / Adobe Systems Inc.	• SPSS Inc. / International Business Machines Corp.
• Varian Inc. / Agilent Technologies Inc.	• Data Domain, Inc. / EMC Corporation
• Sun Microsystems Inc. / Oracle Corp.	• Metavante Technologies, Inc. / Fidelity National
• Foundry Networks, Inc. / Brocade Communications	Information Services Inc
Systems, Inc.	• CNET Networks Inc. / CBS Corporation
• Electronic Data Systems Corporation / Hewlett-	• Getty Images, Inc. / Investors
Packard Company	• AMIS Holdings, Inc. / ON Semiconductor Corp.
• BEA Systems Inc. / Oracle Corp.	• Tektronix, Inc. / Danaher Corp.
• Cognos Inc. / International Business Machines Corp.	• Gateway, Inc. / Acer Inc.
• NAVTEQ Corporation / Nokia Inc.	• Opsware Inc. / Hewlett-Packard Company
• CheckFree Corp. / Fiserv Inc.	• Andrew Corporation / CommScope Inc.
• Komag Inc. / Western Digital Corp.	• Solectron Centum Electronics Limited / Flextronics
• Avaya Inc. / Investors	International Ltd.
• Ceridian Corporation / Investors	• CDW Corporation / Investors
• Aeroflex Inc. / Investors	• aQuantive Inc. / Microsoft Corporation
• The BISYS Group, Inc. / Citigroup, Inc.	• Covansys Corp. / Computer Sciences Corporation
• Global Imaging Systems Inc. / Xerox Corp.	• Kronos Incorporated / Investors
• WebEx Communications, Inc. / Cisco Systems, Inc.	• Hyperion Solutions Corp. / Oracle Corp.
• Witness Systems Inc. / Verint Systems Inc.	• Keane, Inc. / Caritor, Inc.
• Altiris Inc. / Symantec Corporation	• Redback Networks Inc. / LM Ericsson Telephone Co.
• Agere Systems Inc. / LSI Logic Corp.	• Digital Insight Corporation / Intuit Inc.
• Kanbay International, Inc. / CapGemini SA	• Open Solutions Inc. / Investors
• Symbol Technologies, Inc. /Motorola Inc.	• Freescale Semiconductor Inc. / Investors
• Intergraph Corporation / Investors

This analysis resulted in a range of implied premia values of 3.1%-111.3% and a median implied premia value of 31.5%.

Goldman Sachs also calculated the implied premium paid per share, based on the closing market price for each such company on the date four weeks before announcement of the transaction, for target companies acquired in friendly cash transactions in the U.S. in all industries since 2001 with transaction values between $1 billion and $10 billion, using publicly available data, and then calculated the median of these implied premia values for certain multi-year periods.

The following table presents the results of this analysis:

Period	Multi-Year Median

2001-2005	23.9%
2005-2009 YTD	26.4%
2001-2009 YTD	26.6%

Goldman Sachs also calculated and compared enterprise value as a multiple of latest twelve months sales, enterprise value as a multiple of latest twelve months EBITDA and price as a multiple of estimated forward-year earnings for various transactions in the IT Services and Healthcare IT Services industries since 2004, based on publicly available information. None of the target companies that participated in the selected transactions are directly comparable to Perot Systems. For example, some of the target companies have a materially larger concentration in the healthcare industry than Perot Systems. However, the target companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Perot Systems’ results, market size and product profile.

Selected IT Services Transactions	Selected Healthcare IT Services Transactions

  •   Axon Group plc /HCL Technologies Ltd.
•   GL TRADE S.A./SunGard Data Systems Inc.
•   Electronic Data Systems Corporation /Hewlett-Packard Company
•   Northgate Information Solutions plc /Kohlberg Kravis Roberts & Co.
•   First Consulting Group Inc./Computer Sciences Corporation
•   Getronics NV /Royal KPN NV
•   Keane, Inc /Caritor, Inc
•   Unilog SA /LogicaCMG UK Limited
•   Investors/SunGard Data Systems Inc./Investor Group
•   American Management Systems Inc /CGI Group, Inc.
•   eTelecare Global Solutions, Inc. /Providence Equity Partners LLC
•   PeopleSupport, Inc /Aegis BPO Services Ltd.
•   Infocrossing, Inc./Wipro Technologies Ltd.
•   Xansa plc /Groupe Steria SCA
•   Covansys Corp. /Computer Sciences Corporation
•   Kanbay International, Inc./Cap Gemini S.A.
•   MphasiS BFL, Ltd./Electronic Data Systems Corporation
• Accuro Healthcare Solutions Inc. /MedAssets Inc.
•   TriZetto Group Inc. /Apax Partners Worldwide LLP
•   Dendrite International, Inc./Cegedim SA
•   Per-Se Technologies Inc./McKesson Corp
•   Emdeon Practice Services, Inc /Sage Software, Inc.
•   A4 Health Systems, Inc./Allscripts Healthcare Solutions Inc.
•   IDX Systems Corp./GE Healthcare Ltd.
• NDCHealth Corp./Per-Se Technologies Inc.

The following table presents the results of this analysis:

					Selected
	Selected				Healthcare
	IT Services				IT Services
	Transactions				Transactions
	Range		Median		Range		Median

EV/LTM Sales	0.5x-3.6	x	1.2	x	1.5x-8.4	x	3.0	x
EV/LTM EBITDA	5.7x-20.2	x	11.1	x	11.0x-26.0	x	18.0	x
Forward-Year P/E	12.3x-34.5	x	20.0	x	26.1x-34.6	x	30.0	x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Perot Systems or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the $30.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors and events beyond the control of the parties and their respective advisors, none of Perot Systems, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms’-length negotiations between Perot Systems and Dell and was approved by the Board. Goldman Sachs did not recommend any specific amount of consideration to Perot Systems or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the full text of the written opinion of Goldman Sachs attached as Annex B.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, Perot Systems, Dell and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Perot Systems in connection with, and participated in certain of the negotiations leading to, the transaction. Goldman Sachs also has provided certain investment banking and other financial services to Dell and its affiliates from time to time, including having acted as a bookrunning manager with respect to Dell’s offering of its 4.7% senior unsecured debentures due April 2013 (aggregate principal amount $600 million), 5.65% senior unsecured debentures due April 2018 (aggregate principal amount $500 million) and 6.5% senior unsecured debentures due April 2038 (aggregate principal amount $400 million) in April 2008; as an agent for Dell in connection with its stock repurchase program in 2008; and as a co-manager on Dell’s offering of its 3.375% senior unsecured debentures due June 2012 (aggregate principal amount $400 million) and 5.875% senior unsecured debentures due June 2019 (aggregate principal amount $600 million) in June 2009. Goldman Sachs also may provide investment banking and other financial services to Perot Systems and Dell and their respective affiliates in the future. In connection with the above-described services, Goldman Sachs has received, and may receive in the future, compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to an engagement agreement, dated September 1, 2009, Perot Systems engaged Goldman Sachs to act as its financial advisor in connection with a possible sale of all or a portion of Perot Systems. Pursuant to the terms of this engagement letter, Perot Systems has agreed to pay Goldman Sachs a fee of $16,000,000 for its services in connection with the transaction, a principal portion of which is payable upon consummation of the transaction. In addition, Perot Systems has agreed to reimburse Goldman Sachs for its expenses and to indemnify Goldman Sachs against certain liabilities arising out of its engagement.

Intent to Tender

To the best of Perot Systems’ knowledge, after reasonable inquiry, each executive officer and director of Perot Systems currently intends to tender, pursuant to the Tender Agreements, all Shares held of record or beneficially owned by such person to Purchaser in the Offer, other than Shares that may be tendered by the Perot Family Trust and Shares, if any, that any such person or entity may have an unexercised right to purchase by exercising stock options. The Merger Agreement provides that options to purchase Shares and stock appreciation rights settleable in Shares (collectively, “Company Stock Option Awards”) granted under any of Perot Systems’ Stock Plans immediately prior to the time that Dell owns at least 80% of the Shares for purposes of section 1504 of the Internal Revenue Code of 1986, as amended (the “Threshold Time”), will vest and be cancelled subject to and immediately following the Threshold Time, and the holder of such Company Stock Option Award will, in full settlement of such Company Stock Option Awards, receive from Dell or Purchaser an amount (without interest thereon and subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Offer Price over the exercise or base price, as applicable, per share of each such Company Stock Option Award, multiplied by (y) the total number of Shares subject to such Company Stock Option Award. The Merger Agreement further provides that each Restricted Stock Award that is outstanding under any Stock Plan immediately before the Threshold Time, will vest and be cancelled subject to and immediately following the Threshold Time and converted into the right to receive an amount (without any interest thereon and subject to any applicable withholding tax) in cash equal to the product of (x) the Offer Price multiplied by (y) the total number of Shares subject to such Restricted Stock Award. Purchaser shall pay the foregoing consideration to the holders of Company Stock Option Awards and Restricted Stock Awards as soon as practicable following the Threshold Time. Certain executive officers of Perot Systems elected to convert a percentage of the consideration otherwise payable in the Merger with respect to their Company Stock Option Awards or Restricted Stock Awards into restricted stock unit awards of Dell. See “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Dell or Purchaser — Tender Agreements.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Information with respect to the retention of Goldman Sachs by Perot Systems under the caption “Item 4 — The Solicitation or Recommendation — Opinion of Goldman, Sachs & Co.,” is hereby incorporated by reference in this Item 5.

Except as described above, neither Perot Systems nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of Perot Systems with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with Perot Systems’ employee benefit plans, no transactions with respect to the Shares have been effected by Perot Systems or, to the knowledge of Perot Systems, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days except for the following transactions:

		Number	Price
		of	Per
Identity	Date of Transaction	Shares	Share	Nature of Transaction

Russell Freeman	August 5, 2009	550	$0	Made bona fide gift of 550 shares of Perot Systems Common Stock.
DeSoto Jordan	August 6, 2009	5,000	$16.01	Sold in one or more open market transactions 2,500 shares of Perot Systems Common Stock at a weighted average sale price of $16.01 per share.
Robert Kelly	August 6, 2009	2,500	$16.14	Sold in one or more open market transactions 2,500 shares of Perot Systems Common Stock at a weighted average sale price of $16.14 per share.
John Gallagher	August 7, 2009	5,000	$16.1482	Sold in a single open market transaction 5,000 shares of Perot Systems Common Stock at a sale price of $16.1482 per share.
Caroline Matthews	August 10, 2009	1,250	$16.20	Purchased in a single open market transaction 1,250 shares of Perot Systems Common Stock at a price of $16.20 per share.
Jeffrey Renzi	August 19, 2009	15,000	$10.40	Exercised stock options to acquire 15,000 shares of Perot Systems Common Stock at an exercise price of $10.40 per share.
Jeffrey Renzi	August 19, 2009	15,000	$16.45	Sold in one or more open market transactions 15,000 shares of Perot Systems Common Stock at a weighted average sale price of $16.45 per share.
Jeffrey Renzi	August 24, 2009	15,000	$10.40	Exercised stock options to acquire 15,000 shares of Perot Systems Common Stock at an exercise price of $10.40 per share.
Jeffrey Renzi	August 24, 2009	15,000	$17.02	Sold in one or more open market transactions 15,000 shares of Perot Systems Common Stock at a weighted average sale price of $17.02 per share.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, Perot Systems is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Perot Systems’ securities by Perot Systems, any subsidiary of Perot Systems or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Perot Systems or any subsidiary of Perot Systems; (iii) any purchase, sale or transfer of a material amount of assets of Perot Systems or any subsidiary of Perot Systems; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Perot Systems.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Vote of Stockholders

Pursuant to Section 253 of the DGCL, if Purchaser becomes the owner of at least one share more than 90% of the total outstanding Shares as a result of the Offer, Purchaser will be able to effect the Merger without the approval of Perot Systems’ stockholders. Pursuant to the terms of the Merger Agreement, Perot Systems granted Purchaser, subject to certain conditions and limitations, an irrevocable option, to be exercised on or after the Expiration Date and on or prior to the later to occur of the Expiration Date or the expiration date of any Subsequent Offering Period, to acquire a number of Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Dell, Purchaser and any of their respective wholly-owned subsidiaries at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (x) the total number of Shares outstanding immediately after the issuance of the Top-Up Option Shares and (y) the total number of Shares that are issuable within ten business days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof, at a price per Share equal to the Offer Price.

The Merger Agreement provides that following completion of the Offer and, if necessary, the exercise of the Top-Up Option, Perot Systems and Purchaser will complete a second-step merger through the “short form” procedures available under the DGCL without a meeting of Perot Systems’ stockholders, in which Purchaser will be merged with and into Perot Systems, with Perot Systems continuing as the surviving corporation. Following the Offer and, if necessary, the exercise of the Top-Up Option, if Purchaser does not own at least one share more than 90% of the outstanding Shares, a Perot Systems stockholder vote will be required to consummate the Merger. In such case, the approval of the Merger at a meeting of Perot Systems’ stockholders would be assured because of Purchaser’s ownership of at least 66 2/3% of the Shares following completion of the Offer.

Appraisal Rights

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal by delivering to Perot Systems a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex C hereto and incorporated by reference herein.

Delaware Anti-Takeover Law

Perot Systems is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers, consolidations and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. At a meeting held on September 20, 2009, the Board, among other actions, took action to exempt the transactions contemplated by the Merger Agreement from the restrictions set forth in Section 203 of DGCL. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Antitrust Issues

United States.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting periods have been observed and terminated. These HSR Act requirements apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Dell, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless (a) such waiting period is extended by the FTC or Antitrust Division by the issuance of a Request for Additional Information and Documentary Materials (the “Second Request”), in which case the waiting period terminates ten days after Dell complies substantially with the Second Request (as described more fully below) or (b) the waiting period is terminated earlier by the FTC and the Antitrust Division. Under the Merger Agreement, Dell is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger within 10 business days from the date upon the date of the Merger Agreement. Perot Systems and Dell have both filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on September 23, 2009. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 8, 2009, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a Second Request prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Dell with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or Dell’s agreement not to close. In practice, complying with a Second Request can take a significant period of time. Although Perot Systems is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with a Second Request, Perot Systems’ failure to substantially comply with the Second Request will not extend the waiting period. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated and no additional HSR Act threshold is exceeded prior to closing of the transaction.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of Perot Systems. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, Perot Systems or any of their respective subsidiaries or affiliates or requiring other conduct or relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Perot Systems believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See the description of the conditions of the Offer contained in Section 15, “Certain Conditions of the Offer,” of the Offer to Purchase, which description is incorporated by reference herein.

Germany.  This acquisition of Shares pursuant to the Offer is also subject to review by the Federal Cartel Office (“FCO”) in Germany. Pursuant to the Act against Restraints of Trade, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the FCO, and a waiting period of one month has expired or the FCO grants clearance of the transactions contemplated by the Merger Agreement. Perot Systems filed its notification with the FCO on September 25, 2009. Thus the waiting period will end on October 23, 2009, unless the FCO commences a second-stage investigation, in which event the waiting period may be extended for up to an additional three months.

Ireland.  The acquisition of Shares pursuant to the Offer is also subject to review by the Irish Competition Authority (“ICA”) in Ireland. Pursuant to the Competition Act, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the ICA, and a waiting period of one month has expired or the FCA grants clearance of the transactions contemplated by the Merger Agreement. Perot Systems filed its notification with the ICA on September 25, 2009. Thus the waiting period will end on October 23, 2009, unless the ICA seeks supplementary information, in which event the relevant date for the beginning of the waiting period is the date upon which the parties submit the requested information. In the further event that the ICA commences a second-stage investigation, the waiting period may be extended for up to an additional three months.

Ukraine.  The acquisition of Shares pursuant to the Offer is also subject to review by the Antimonopoly Committee (“AMC”) of Ukraine. Pursuant to the relevant statutory authority, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the AMC, and a waiting period of 45 days has expired subject to notification of acceptance for consideration or the AMC grants clearance of the transactions contemplated by the Merger Agreement. Perot Systems and Dell filed their joint notification with the AMC on September 23, 2009. The AMC has 15 days to determine whether a filing is complete. If it decides that the application is complete, the AMC has another 30 days to review the filing. If no decision is issued by the close of the 30-day period, the parties may close the transaction. If the AMC requests additional information and commences a second-stage investigation, the waiting period may be extended for an additional three-month investigation, with the three-month period commencing upon receipt of the information requested. If no decision is issued by the close of the second-stage investigation, the parties may close the transaction.

Austria.  The acquisition of Shares pursuant to the Offer is also subject to review by the Federal Cartel Authority (“FCA”) in Austria. Pursuant to the Cartel Act, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the FCA, and a waiting period of four weeks has expired or the FCA grants clearance of the transactions contemplated by the Merger Agreement. Perot Systems filed its notification with the FCA on September 25, 2009. Thus the waiting period will end on October 23, 2009, unless the FCO commences a second-stage investigation, in which event the waiting period may be extended for up to an additional five months.

There can be no assurance that such governmental entities will accept the filings, extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See the description of the conditions of the Offer contained in Section 15, “Certain Conditions of the Offer,” of the Offer to Purchase, which description is incorporated by reference herein. If the acceptance of and payment for the Shares pursuant to the Offer is delayed solely due to the failure to satisfy the Antitrust Condition, then at the request of Dell, the Purchaser or Perot Systems, Dell and Perot Systems will enter into, and conduct in good faith, discussions to amend the Merger Agreement as appropriate such that the Perot Systems stockholder approval of the Merger Agreement and the Merger may be sought and the Merger may be completed in a manner customary for a “one-step” merger not involving a tender or exchange offer and as expeditiously as possible.

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Dell, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of Perot Systems’ stockholders as described in the Information Statement, and is incorporated herein by reference.

Projected Financial Information

In connection with Dell’s due diligence review, Perot Systems provided to Dell certain projected financial information concerning Perot Systems. In addition, Perot Systems provided the same information to its financial advisor, Goldman Sachs. These internal financial projections were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Perot Systems’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

These financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Perot Systems’ business, all of which are difficult to predict and many of which are beyond Perot Systems’ control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, Perot Systems’ performance, industry performance, general business and economic conditions, the outcome of a pending SEC investigation, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Perot Systems’ reports filed with the SEC. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the projections will be affected by Perot Systems’ ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Perot Systems’ control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Perot Systems, Dell, Purchaser, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Perot Systems, Dell, Purchaser, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of Perot Systems, Dell, Purchaser, any of their respective financial advisors or any of their respective financial advisors or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of Perot Systems by Dell and Purchaser pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of Perot Systems to delay or cancel purchases of Perot Systems’ services pending the consummation of the Offer and the Merger or the clarification of Dell’s intentions with respect to the conduct of Perot Systems’ business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Perot Systems to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of the financial projections herein should not be deemed an admission or representation by Perot Systems, Dell or Purchaser that they are viewed by Perot Systems, Dell or Purchaser as material information of Perot Systems, and in fact Perot Systems views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. These financial projections assume that 2010 will be a year of stabilization in the healthcare industry, particularly with the expected preparation for federal stimulus-backed initiatives. Management assumed that Perot Systems will return to historical or near historical growth levels in healthcare beginning in 2011 and continuing for the duration of the projections. The financial projections also assume modest growth in other areas of Perot Systems’ business in 2010. Beyond 2010, management assumed a growth rate of approximately 5%, which it believes reflects the historical growth rate of the markets in which Perot Systems is active.

These internal financial projections are not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because these internal financial forecasts were made available by Perot Systems to Dell and Perot Systems’ financial advisor, Goldman Sachs. The information from the these projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Perot Systems contained elsewhere in this Statement, the Offer to Purchase and Perot Systems’ public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Perot Systems’ projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Statement.

Perot Systems Projected Financial Information

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014
			(In millions)

Revenue	$2,506.2	$2,568.4	$2,822.7	$3,108.5	$3,430.2	$3,793.0
Operating Income	175.0	184.3	208.8	248.1	292.8	345.4
Net Income After Taxes	117.4	118.2	135.0	161.4	191.4	226.8

Item 9.	Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

Exhibit
Number	Description

(a)(1)	Letter to the stockholders of Perot Systems Corporation (“Perot Systems”), dated October 2, 2009.
(a)(2)	Offer to Purchase, dated October 2, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(3)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9), dated October 2, 2009 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(4)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(7)	Opinion of Goldman, Sachs & Co., dated September 20, 2009 (included as Annex B to this Statement).
(a)(8)	Joint Press Release of Dell and Perot Systems, dated September 21, 2009 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(a)(9)	Form of Summary Advertisement, as published on October 2, 2009 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(10)	Press Release issued by Dell on October 2, 2009 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO).
(a)(11)	Section 262 of the Delaware General Corporation Law (included as Annex C to this Statement).
(e)(1)	Agreement and Plan of Merger, dated as of September 20, 2009, by and among Perot Systems, Dell and Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(e)(2)	First Amendment to Agreement and Plan of Merger, dated as of September 30, 2009, by and among Perot Systems, Dell, and Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Perot Systems on October 1, 2009).
(e)(3)	Information Statement of Perot Systems, dated October 2, 2009 (included as Annex A to this Statement).
(e)(4)	Non-Disclosure Agreement, dated September 2, 2009, between Perot Systems and Dell.
(e)(5)	Exclusivity Agreement, dated September 4, 2009, between Perot Systems and Dell.
(e)(6)	Form of Tender and Voting Agreement, dated September 20, 2009, among Perot Systems, Dell, Purchaser and each of the following executive officers and directors of Perot Systems: Peter A. Altabef, Steven Blasnik, John S.T. Gallagher, Carl Hahn, DeSoto Jordan, Caroline S. Matthews, Thomas Meurer, Cecil H. Moore, Jr., Anthony J. Principi, Anuroop Singh, John Lyon, Russell Freeman, Thomas D. Williams, Scott Barnes, Eugene L. Carrick, Steve Curts, John E. Harper, Anurag Jain, Chuck Lyles and Jeff Renzi (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(e)(7)	Form of Tender and Voting Agreement, dated September 20, 2009, among Perot Systems, Dell, Purchaser and each of the following stockholders of Perot Systems: Ross Perot, HWGA, Ltd., The Perot Foundation, Petrus Financial Services Ltd., Perot Family Trust, Perot Investment Trust I, Perot Investment Trust II, Perot Investment Trust III, Perot Investment Trust IV and Perot Investment Trust V (incorporated herein by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(e)(8)	Amended and Restated Tender and Voting Agreement, dated September 30, 2009, among Perot Systems, Dell, Purchaser and Perot Family Trust (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Perot Systems on October 1, 2009).
(e)(9)	Form of Indemnification Agreement, adopted December 11, 2008 (incorporated herein by reference to Exhibit 10.27 of the Current Report on Form 8-K filed by Perot Systems on December 17, 2008).

Exhibit
Number	Description

(e)(10)	Third Amended and Restated License Agreement, dated as of September 20, 2009, among Perot Systems, Perot Systems Family Corporation, Ross Perot and Ross Perot, Jr. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(e)(11)	Perot Systems Corporation 2001 Long-Term Incentive Plan Amended and Restated, effective as of January 1, 2007 (incorporated herein by reference to Exhibit 10.42 of the Current Report on Form 8-K filed by Perot Systems on May 8, 2007).
(e)(12)	Plan Amendment to the Perot Systems Corporation 2001 Long-Term Incentive Plan Amended and Restated, effective as of December 22, 2008 (incorporated herein by reference to Exhibit 10.30 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by Perot Systems on February 25, 2009).
(e)(13)	Plan Amendment to the Perot Systems Corporation 2001 Long-Term Incentive Plan Amended and Restated, effective as of September 30, 2009 (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Perot Systems on October 1, 2009).
(e)(14)	Perot Systems Corporation 2001 Long-Term Incentive Plan — Sub-Plan of Perot Systems TSI (India) Limited (formerly called HCL Perot Systems Limited).
(e)(15)	Plan Amendment to the Perot Systems Corporation 2001 Long-Term Incentive Plan — Sub-Plan of Perot Systems TSI (India) Limited (formerly called HCL Perot Systems Limited).
(e)(16)	Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/US (incorporated herein by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A filed by Perot Systems on March 25, 2008).
(e)(17)	Plan Amendment to the Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/US, effective as of September 30, 2009.
(e)(18)	Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/Non-US (incorporated herein by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A filed by Perot Systems on March 25, 2008).
(e)(19)	Plan Amendment to the Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/Non-US, effective as of September 30, 2009.
(e)(20)	Perot Systems Corporation 1991 Stock Option Plan, as amended through March 22, 2006 (incorporated herein by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by Perot Systems on March 28, 2006).
(e)(21)	Perot Systems Corporation Restricted Stock Plan, as amended through March 22, 2006 (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Perot Systems on March 28, 2006).
(e)(22)	Amendment Two to the Perot Systems Corporation Restricted Stock Plan, effective as of December 22, 2008 (incorporated herein by reference to Exhibit 10.28 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by Perot Systems on February 25, 2009).
(e)(23)	Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan, effective as of September 28, 2006 (incorporated herein by reference to Exhibit 10.41 of the Current Report on Form 8-K filed by Perot Systems on October 4, 2006).
(e)(24)	Perot Systems Corporation 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 of Form 10 filed by Perot Systems on April 30, 1997).
(e)(25)	Amendment to the Perot Systems Corporation 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan, effective as of December 22, 2008 (incorporated herein by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by Perot Systems on February 25, 2009).
(e)(26)	Form of Change-in-Control Severance Agreement in effect prior to December 18, 2008 (incorporated herein by reference to Exhibit 10.40 of the Quarterly Report on Form 10-Q filed by Perot Systems on August 1, 2006).
(e)(27)	Executive Offer Letter provided by Dell to Peter A. Altabef.
(e)(28)	Executive Offer Letter provided by Dell to Scott Barnes.
(e)(29)	Executive Offer Letter provided by Dell to Eugene Carrick.
(e)(30)	Executive Offer Letter provided by Dell to John E. Harper.

Exhibit
Number	Description

(e)(31)	Executive Offer Letter provided by Dell to Anurag Jain.
(e)(32)	Executive Offer Letter provided by Dell to Chuck Lyles.
(e)(33)	Executive Offer Letter provided by Dell to Jeff Renzi.
(e)(34)	Executive Offer Letter provided by Dell to Thomas D. Williams.
(e)(35)	Executive Offer Letter provided by Dell to John Lyon.
(e)(36)	Executive Offer Letter provided by Dell to Steven Curts.
(e)(37)	Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement, dated September 20, 2009, between Dell and Peter A. Altabef.
(e)(38)	Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement, each dated September 20, 2009, between Dell and each of the following: Scott Barnes, Eugene Carrick, John E. Harper, Anurag Jain, Charles Lyles, Jeff Renzi, Thomas D. Williams, John Lyon and Steven Curts.
(e)(39)	Form of Rollover Restricted Stock Unit Agreement to be entered into between Dell and any of the following that elects to participate: Peter A. Altabef, Scott Barnes, Eugene Carrick, John E. Harper, Anurag Jain, Charles Lyles, Jeff Renzi, Thomas D. Williams, John Lyon and Steven Curts.
(e)(40)	Form of Stock Unit Agreement to be entered into between Dell and certain new employees.
(e)(41)	Retention Agreement, dated September 20, 2009, between Dell and Russell Freeman.
(e)(42)	Form of Employment Agreement executed by each new employee of Dell.
(e)(43)	Non-Competition Agreement, dated September 20, 2009, between Ross Perot, Dell, Purchaser and Perot Systems.
(e)(44)	Non-Competition Agreement, dated September 20, 2009, between Ross Perot, Jr., Dell, Purchaser and Perot Systems.
(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PEROT SYSTEMS CORPORATION

Date: October 2, 2009

By:	/s/ Thomas D. Williams
Name:     Thomas D. Williams

Title:	Vice President, Secretary & General Counsel

ANNEX A

PEROT SYSTEMS CORPORATION

2300 W. Plano Parkway
Plano, Texas 75075
(972) 577-0000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about October 2, 2009, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Perot Systems Corporation (“Perot Systems” and sometimes referred to with the pronouns “we”, “us” and “our” for convenience) to holders of record of Perot Systems’ Class A Common Stock, par value $0.01 per share (the “Common Stock”). Stockholders are receiving this Information Statement in connection with the possible election of persons designated by Dell Inc., a Delaware corporation (“Dell”), to a majority of seats on the Board of Directors of Perot Systems (the “Board of Directors” or the “Board”).

On September 20, 2009, Perot Systems entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Dell and DII-Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell, pursuant to which Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares of Common Stock (each, a “Share”), for $30.00 per Share, in cash to the seller (such price, or any higher per share price paid in the Offer (as defined below), the “Offer Price”) without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended from time to time, collectively constitute the “Offer”), copies of which have been mailed to the stockholders of Perot Systems and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2009.

The Merger Agreement provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into Perot Systems (the “Merger”), and each outstanding Share that is not tendered pursuant to the Offer, other than Shares held in the treasury of or reserved for issuance by Perot Systems and Shares owned by Perot Systems, Dell or any of their respective direct or indirect wholly-owned subsidiaries immediately prior to the effective time of the Merger (the “Effective Time”), or which have been cashed out or settled pursuant to Perot Systems’ equity based compensation plans as described in the Offer to Purchase and the Merger Agreement, will be converted into the right to receive cash in an amount per Share equal to the Offer Price. Following the Effective Time, Perot Systems will continue as the surviving corporation and an indirect, wholly-owned subsidiary of Dell. A copy of the Merger Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Perot Systems on September 21, 2009, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by Perot Systems with the SEC on October 2, 2009, and which is being mailed to stockholders of Perot Systems along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

RIGHT TO DESIGNATE DIRECTORS; DELL DESIGNEES

Right to Designate Directors

The Merger Agreement provides that promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, and subject to applicable law, Dell shall be entitled to designate such number of directors, as rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (giving effect to the directors designated by Dell and elected or appointed to the Board pursuant to this sentence and including directors continuing to serve as directors of Perot Systems) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Dell, Purchaser or any of their affiliates (including Shares accepted for payment pursuant to the Offer) bears to the aggregate number of Shares outstanding. Perot Systems shall, upon request by Dell, secure the resignations of such number of directors as necessary to enable Dell’s designees to be elected or appointed to the Board in accordance with the terms of the Merger Agreement and shall cause Dell’s designees to be so elected or appointed. Perot Systems will also, subject to applicable law, cause the individuals designated by Dell to constitute the same percentage of each committee of the Board and, upon Dell’s request, of each board of directors and each board committee of Perot Systems’ majority-owned subsidiaries.

However, in the event that Dell’s designees are elected or appointed to the Board, then until the Effective Time, Perot Systems shall cause the Board to have at least three directors who were directors of Perot Systems on the date of the Merger Agreement and who are neither officers of Perot Systems nor designees or affiliates of Dell.

Dell has informed Perot Systems that it will choose its designees to Perot Systems’ Board from the executive officers of Dell and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders of Perot Systems. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. Dell has informed Perot Systems that each of such executive officers of Dell and/or Purchaser listed in Schedule I to the Offer to Purchase has consented to act as a director of Perot Systems, if so designated.

Dell has advised Perot Systems that, to the best knowledge of Dell and Purchaser, none of the executive officers of Dell and/or Purchaser listed in Schedule I to the Offer to Purchase (1) is currently a director of, or holds any position with, Perot Systems, or (2) has a familial relationship with any directors or executive officers of Perot Systems. Perot Systems has been advised that, to the best knowledge of Dell and Purchaser, except as disclosed in the Offer to Purchase, none of the executive officers of Dell and/or Purchaser listed in Schedule I to the Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares of Perot Systems and none have been involved during the past two years in any transactions with Perot Systems or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Dell has advised Perot Systems that, to the best knowledge of Dell and Purchaser, none of the executive officers of Dell and/or Purchaser listed in Schedule I to the Offer to Purchase has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the individual’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

It is expected that the Dell’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than November 2, 2009, and that, upon assuming office, Dell’s designees will thereafter constitute at least a majority of the Board of Perot Systems. It is currently not known which of the current directors of Perot Systems would resign, if any.

CERTAIN INFORMATION CONCERNING PEROT SYSTEMS

The authorized capital stock of Perot Systems consists of: (i) 300,000,000 shares of Common Stock; (ii) 24,000,000 shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”); and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). As of the close of business on September 17, 2009, (x) 121,322,396 shares of Common Stock were issued and outstanding, (y) 4,152,279 shares of Common Stock were issued and held in the treasury of Perot Systems and (z) no shares of Class B Common Stock or Preferred Stock were issued and outstanding or held in the treasury of Perot Systems.

The Shares constitute the only class of securities of Perot Systems that is entitled to vote at a meeting of Perot Systems’ stockholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT BOARD OF DIRECTORS

Set forth below are the name, age, biographical summary, including positions and offices held during the past five years, of each current director of Perot Systems as of October 2, 2009.

Ross Perot is Chairman Emeritus of the Board and has served as a director of Perot Systems since November 1997. Mr. Perot served as Chairman of the Board from February 1998 until September 2004. Mr. Perot is a founder of Perot Systems, served as Perot Systems’ President and Chief Executive Officer from November 1997 through August 2000, and served as a director from April 1988 until September 1994. Mr. Perot is currently a private investor. Mr. Perot is the father of Ross Perot, Jr. Age 79.

Ross Perot, Jr. has served as Chairman of the Board of Perot Systems since September 2004 and as a director since June 1988. Mr. Perot served as President and Chief Executive Officer of Perot Systems from September 2000 until September 2004. Mr. Perot is founder of Hillwood Development Company LLC. Mr. Perot is the son of Ross Perot. Age 50.

Peter A. Altabef has served as President and Chief Executive Officer and as a director of Perot Systems since September 2004. Mr. Altabef served as Vice President, Secretary and General Counsel of Perot Systems from March 1996 until September 2004. Mr. Altabef became General Counsel in 1994 and a Vice President in 1995. Age 50.

Steven Blasnik has served as a director of Perot Systems since September 1994. Mr. Blasnik has been employed by Perot Investments, Inc., a private investment firm affiliated with our Chairman Emeritus, Ross Perot, for more than five years. Mr. Blasnik also serves as President of Parkcentral Capital Management LP, an investment firm controlled by the Perot Family Trust, and Hill Air Company, LLC, which is wholly-owned by Ross Perot. Mr. Blasnik also serves as a director of iREIT, Inc., a private company that owns and operates internet domain names. Age 52.

John S.T. Gallagher has served as a director of Perot Systems since May 2001. Since August 2006, Mr. Gallagher has served as a director and member of the audit committee of American Medical Alert Corp. From March 2002 until April 2007, Mr. Gallagher served as a director and member of the audit and compensation committees of Netsmart Technologies, Inc. From November 2005 through December 2006, Mr. Gallagher served as director and Chief Executive of Stony Brook University Hospital. Mr. Gallagher served as President and Chief Executive Officer of North Shore-Long Island Jewish Health System from October 1997 through December 2001 and continues to serve on its Board of Trustees. From January 2002 to November 2005, Mr. Gallagher served as Deputy County Executive of Health and Human Services for Nassau County, New York. Age 77.

Carl Hahn has served as a director of Perot Systems since April 1993. Since June 1996, Mr. Hahn has been a private investor. Mr. Hahn previously served as Chairman of Saurer Ltd., a manufacturer of textile machines, and Chairman of the Board of Management of Volkswagen AG. Mr. Hahn served as a director and member of the compensation committees of Hawesko AG from May 1998 until June 2008 and director and audit committee member of Global Consumer Acquisition Corporation from October 2007 until December 2008. Mr. Hahn served as a director and compensation committee member of Indesit Company (formerly known as Merloni Elettrodomestici Group) from May 2001 until April 2007. Mr. Hahn is also a professor of Industrial Strategies at the University of Zwickau, Germany. Age 83.

DeSoto Jordan has served as a director of Perot Systems since February 2004. Since September 1999, Mr. Jordan has been a private investor and Chairman of Afton Holdings, LLC. From 1988 to 1999, Mr. Jordan served as Vice President of Perot Systems. Since 2003, Mr. Jordan has also served as a director and member of the audit committee of Argan, Inc. Age 64.

Caroline (Caz) Matthews has served as a director of Perot Systems since December 2008. Ms. Matthews has served as President of WellPoint Foundation and as Vice President-Social Responsibility of WellPoint, Inc. since September 2006. Ms. Matthews has served as a director of Qwest Communications International, Inc. since December 2005. Ms. Matthews has also served as a director of the Denver Health and Hospital Authority since July 2007. From December 2004 until September 2006, Ms. Matthews was President of Blue Cross & Blue Shield of Georgia. From January 2000 until December 2005, Ms. Matthews served as President and Chief Operating Officer of the West Region of Anthem Blue Cross & Blue Shield. Age 50.

Thomas Meurer has served as a director of Perot Systems since May 2001. Mr. Meurer is Senior Vice President of Hunt Consolidated, Inc., a director and Senior Vice President of Hunt Oil Company, and has served as an executive officer and director of one or more of the Hunt affiliated entities for over five years. Age 68.

Cecil H. (C. H.) Moore, Jr. has served as a director of Perot Systems since October 2003. Mr. Moore is a private investor. From January 1990 until August 1999, he served as managing partner of the Dallas Business Unit and as an International Liaison Partner of KPMG LLP. Mr. Moore has served as a director and member of the audit committee of NL Industries, Inc. since September 2003 and a director and chairman of the audit committee of Kronos Worldwide, Inc. since December 2003 and June 2004, respectively. Mr. Moore is also a partner in Moore Holdings, Ltd., a private company. Age 70.

Anthony J. Principi has served as a director of Perot Systems since December 2005. Mr. Principi has served as Chairman of QTC Management, Inc. since November 2005, and as Senior Vice President of Pfizer, Inc. since March 2006. Mr. Principi has also served as a director and member of the audit committee of Mutual of Omaha Insurance Company since March 2005. From March 2005 until September 2005, Mr. Principi served as Chairman of the Defense Base Closure and Realignment Commission. From January 2001 until January 2005, Mr. Principi was Secretary of the United States Department of Veterans Affairs. Age 65.

Anuroop (Tony) Singh has served as a director of Perot Systems since March 2005. Mr. Singh has served as Vice Chairman of Max New York Life Insurance Company Limited, a partnership between New York Life International LLC and Max India Limited, since January 2005. Mr. Singh has also served as a director of DCB Bank, Ltd. since February 2005. Mr. Singh has served as a director of Max India, Ltd. since April 2007, and previously served in the same capacity from October 2000 until September 2005. Mr. Singh was CEO and managing director of Max New York Life from October 2000 through December 2004. Age 56.

CURRENT EXECUTIVE OFFICERS

Set forth below are the name, age, biographical summary, including positions and offices held during the past five years, as of October 2, 2009, of each current executive officer of Perot Systems who is not a member of the Board. Perot Systems’ executive officers serve at the discretion of the Board of Directors.

		Joined
Executive Officer	Business Experience	Perot Systems

Russell Freeman	Elected Chief Operating Officer of Perot Systems in August 2007. Mr. Freeman was elected Vice President of Perot Systems in 2000. Mr. Freeman served as Perot Systems’ Chief Financial Officer from August 2000 until August 2007. Age 45.	1989
John E. Harper	Elected Chief Financial Officer of Perot Systems in August 2007. Mr. Harper has been a Vice President of Perot Systems since September 2000. Mr. Harper served as Director of Business and Corporate Development from August 2000 until August 2007. Age 47.	1993
Jeff Renzi	Elected Vice President of Perot Systems with responsibility for the sales function since April 2003. Age 49.	2003
Thomas D. Williams	Elected Vice President, Secretary and General Counsel of Perot Systems in September 2004. Mr. Williams was a partner in the law firm of Luce & Williams from February 1997 until September 2004. Age 48.	2004

CORPORATE GOVERNANCE

Board and Committee Meetings

The Board met four times in 2008. During 2008, each incumbent director attended at least 75% of the Board meetings and meetings of all of the committees of which he or she was a member. Directors are encouraged to attend the annual meetings of our stockholders. Five members of the Board attended our annual stockholders’ meeting in May 2008.

The Board has established the Audit Committee, Human Resources and Compensation Committee, and Nominating and Governance Committee to assist in the discharge of the Board’s responsibilities. Members of the committees serve until their successors are appointed or their earlier resignation or removal.

The charters of the Audit, Human Resources and Compensation, and Nominating and Governance Committees are publicly available at the Corporate Responsibility section of our website (www.perotsystems.com/responsibility). We intend to disclose all substantive amendments to these charters on this website. Stockholders may request a printed copy of any of these charters from Perot Systems Corporation, Attn: Investor Relations, 2300 West Plano Parkway, Plano, Texas 75075, telephone 1-877-737-6973.

Presiding Director for Executive Sessions of Non-Management Directors

The Board holds meetings of its non-management directors quarterly, including one meeting which only the independent directors attend. The presiding director for these meetings rotates January 1 of each year according to the alphabetical order of each non-management director’s last name. Mr. Jordan served in this position during fiscal 2008. Mr. Meurer is the presiding director for 2009. Stockholders and other interested parties may express any concerns regarding Perot Systems’ business practices to the presiding director or to the non-management directors as a group by sending a written communication to Perot Systems Corporation, Attn: Non-Management Directors/Corporate Secretary, 2300 West Plano Parkway, Plano, Texas 75075 or by calling our Confidential Hotline (1-800-753-9173) and requesting that the information be provided to the non-management directors.

Audit Committee

The Audit Committee consists of C. H. Moore, Jr., Carl Hahn, John S.T. Gallagher, and Tony Singh. Mr. Moore, the Chairman of the Audit Committee, was appointed to the Audit Committee in December 2003.

Messrs. Hahn, Gallagher and Singh were appointed in December 1994, May 2001, and April 2006, respectively. The Audit Committee met eight times in 2008. All members of the Audit Committee satisfy the requirements of independence as set forth in the listing standards of the New York Stock Exchange and Perot Systems’ Director Independence Standard, and are independent within the meaning of the applicable regulations of the Securities and Exchange Commission. No member of our Audit Committee simultaneously serves on the audit committees of more than three public companies. Mr. Moore is qualified as an audit committee financial expert within the meaning of the Securities and Exchange Commission regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange.

The Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing, and financial reporting practices. The Audit Committee does not prepare financial statements or perform audits, and its members are not auditors or certifiers of our financial statements. A charter, that the Board and Audit Committee reassess annually, governs the Audit Committee’s activities. The Audit Committee’s primary responsibilities and duties are to review and discuss with our outside independent registered public accounting firm our financial statements and the professional services they provide, including the scope of their audit coverage, the independent registered public accounting firm’s reports to management and management’s responses to such reports, and the independence of the accounting firm from our management. In addition, the Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to legal and regulatory compliance matters. The Audit Committee also reviews and discusses with management the scope of our internal audits, summaries of the internal auditors’ reports and activities, the effectiveness of our internal audit staff, certain possible violations of our Standards and Ethical Principles, and such other matters with respect to our accounting, auditing, and financial reporting practices and procedures as it may find appropriate or as have been brought to its attention. In addition, the Board has delegated to the Audit Committee the authority to select our independent registered public accounting firm for each fiscal year.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the “HR Committee”) consists of Carl Hahn, DeSoto Jordan, Thomas Meurer, Anthony Principi, and Tony Singh. Mr. Hahn, the Chairman of the HR Committee, was appointed to the committee in March 2002. Messrs. Meurer, Jordan, Singh and Principi were appointed in March 2002, February 2004, June 2005, and April 2006, respectively. All members of the HR Committee satisfy the requirements of independence as set forth in the listing standards of the New York Stock Exchange and Perot Systems’ Director Independence Standard. The HR Committee met four times in 2008.

The primary areas of responsibility of the HR Committee are as follows:

•	Our human resources strategies and practices and the compensation of, and benefits available to, our associates.

•	Fair compensation for our executives based on their performance and contribution to Perot Systems.

•	The annual report of the HR Committee to be included in the Proxy Statement for our Annual Meeting of Stockholders.

In discharging its responsibilities, the HR Committee and its Incentive Compensation Sub-Committee advise management and make recommendations and determinations with respect to salary matters, bonus and retirement plans, health and welfare plans, the 1999 Employee Stock Purchase Plan, the 2001 Long-Term Incentive Plan and other benefit plans. In addition, the HR Committee reviews and provides advice to management regarding succession planning and talent development processes, the promotion of diversity, leadership and associate development, and safety matters. The HR Committee’s activities are governed by a charter that the Board and HR Committee reassess annually.

Except as described below, the HR Committee reviews and makes final determinations with respect to compensation for our executive officers and reviews and makes recommendations to the Board of Directors regarding the compensation of our outside directors. The HR Committee has formed the Incentive Compensation Sub-Committee, which is composed solely of outside directors, to make final determinations regarding performance-based compensation, within the meaning of Section 162(m) of the Internal Revenue Code, for our executive officers. In discharging its responsibilities, the HR Committee and its Incentive Compensation Sub-Committee were advised by our Human Resources organization. The participation of our executive officers in the determination of salaries for named executives is described in our “Compensation Discussion and Analysis.” Our executive officers provide information regarding, but do not recommend, non-employee director compensation levels. In addition, the HR Committee and its Incentive Compensation Sub-Committee engaged and were advised by Fredric W. Cook & Co., Inc. (“F.W. Cook”). Pursuant to the directions of these committees, F.W. Cook provides them with market data, updates on compensation trends and regulatory developments, advice on program design and compensation levels, and other related items as requested by the committees. Although it gathers information from, and reviews materials with, management in completing its work, F.W. Cook works directly on behalf of the committees, does no other work for Perot Systems or any of its senior executives, and has no other ties to Perot Systems.

Nominating and Governance Committee

The Nominating and Governance Committee consists of Thomas Meurer, John S.T. Gallagher, DeSoto Jordan and Anthony Principi. Mr. Meurer, the Chairman of the Nominating and Governance Committee, was appointed to the committee in June 2003. Messrs. Gallagher, Jordan and Principi were appointed to the Nominating and Governance Committee in June 2003, February 2004 and April 2006, respectively. The committee met four times in 2008.

The Board of Directors established the Nominating and Governance Committee to assist the Board in shaping our corporate governance, including the composition of the Board and its committees. The Nominating and Governance Committee identifies and recommends to the full Board all candidates for election as a director. The committee also recommends our corporate governance principles.

Each member of the Nominating and Governance Committee satisfies the requirements of independence set forth in the listing standards of the New York Stock Exchange and Perot Systems’ Director Independence Standard.

Director Independence

Pursuant to the Director Independence Standard, the Board reviewed each director’s independence in February 2009. As a result of this review, the Board affirmatively determined that each director that stood for election at the 2009 Annual Meeting of Stockholders (the “Annual Meeting”), except Ross Perot, Ross Perot, Jr., Peter Altabef, and Steven Blasnik, had no material relationship with Perot Systems (either directly or as a partner, shareholder or officer of an organization that has a relationship with Perot Systems) and was independent of Perot Systems and its management under the Director Independence Standard, the listing standards of the New York Stock Exchange currently in effect and, with respect to members of the Audit Committee, applicable regulations of the Securities and Exchange Commission. The Director Independence Standard is publicly available at the Corporate Responsibility section of our website (www.perotsystems.com/responsibility).

In connection with determining Mr. Meurer’s independence, the Board examined the personal relationships between Mr. Meurer and the Perot family. These relationships include that Mr. Meurer worked for Mr. Perot during the period from 1969 to 1975. Prior to June 2008, Mr. Meurer was the sole or a co-trustee of certain trusts (collectively, the “Trusts” and each individually, a “Trust”) that benefit members of the Perot family, including Trusts that benefit Ross Perot, Jr., who serves as the Chairman of Perot Systems. The Trusts collectively own substantially all of the limited partnership interests in HWGA, Ltd., a limited partnership (“HWGA”), of which Mr. Perot and Ross Perot, Jr. are the general partners. HWGA and the Trusts own approximately 24.8% and 1.8%, respectively, of the outstanding Common Stock of Perot Systems. As limited partners of HWGA, the Trusts do not possess, either directly or indirectly, (i) the power to direct or cause the direction of management and policies of HWGA or (ii) voting or dispositive power over the Common Stock owned by HWGA. In June 2008, Mr. Meurer, relinquished his individual trustee positions with respect to 13 Trusts. At that time, a private trust company of which Mr. Meurer is one of six board members became trustee of eight of these Trusts. Mr. Meurer does not currently have a relationship with the other five Trusts. Mr. Meurer also serves as the Trust Protector of five additional trusts for the benefit of members of the Perot family. Mr. Meurer has not received compensation for his service as a member of the Board of Directors of the Trust Company, Trustee or Trust Protector. After considering all relevant facts and circumstances, the Board determined that Mr. Meurer’s relationships are not material and do not impair his independence.

In connection with determining Mr. Gallagher’s independence, the Board examined Mr. Gallagher’s service as a Life Trustee on the 130-member board of trustees for North Shore-Long Island Jewish Health System, a former client of ours, and his former service as its Chief Executive Officer. After considering all relevant facts and circumstances, the Board determined that Mr. Gallagher’s relationships are not material and do not impair his independence.

In connection with determining Mr. Jordan’s independence, the Board examined Mr. Jordan’s role as one of our founders and his employment by us until his retirement in 1999. After considering all relevant facts and circumstances, the Board determined that Mr. Jordan’s relationships are not material and do not impair his independence.

In connection with determining Ms. Matthews’ independence, the Board considered Ms. Matthews’ positions with WellPoint, Inc., which is one of our customers, and its affiliates. After considering all relevant facts and circumstances, the Board determined that Ms. Matthews’ relationships are not material and do not impair her independence.

Stockholder Nominations and Nominee Review Process

The Nominating and Governance Committee will consider director candidates recommended by our stockholders. Perot Systems’ Director Qualification Guidelines are publicly available at the Corporate Responsibility section of our website (www.perotsystems.com/responsibility). Perot Systems’ stockholders who wish to recommend a director candidate should mail the candidate’s resume, together with a letter from the candidate confirming his or her interest in serving as one of our directors, to Perot Systems Corporation, Attn: Nominating and Governance Committee/Corporate Secretary, 2300 West Plano Parkway, Plano, Texas 75075.

Once the Nominating and Governance Committee has identified a prospective candidate, the committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the candidate’s resume, as well as the Nominating and Governance Committee’s own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The initial determination is also based on the likelihood that the prospective candidate meets the standards and qualifications set forth in Perot Systems’ Director Qualification Guidelines, which include:

•	the highest personal and professional ethics, integrity and values;

•	broad-based skills and experience at an executive, policy-making level in business, government or technology areas relevant to our activities;

•	a global business perspective;

•	a willingness to devote sufficient time to become knowledgeable about our business and to carry out his or her duties and responsibilities effectively;

•	a commitment to serve on the Board for five years or more at the time of his or her initial election;

•	service on no more than two boards of public companies in addition to the board of the company by which they are primarily employed or serve as Chairman, unless approved by the Board; and

•	between the ages of 40 and 70 at the time of his or her initial election.

The Nominating and Governance Committee also considers such other relevant factors as it deems appropriate, including the composition of the Board, the balance of management and independent directors, and financial or industry expertise. If the Nominating and Governance Committee determines that the candidate is qualified and interested, the committee coordinates a series of interviews between the candidate and appropriate directors, officers and other senior managers of Perot Systems. After conducting their evaluation, the Nominating and Governance Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the committee.

At the Annual Meeting, Caroline (Caz) Matthews stood for election by our stockholders for the first time. We engaged a third party search firm on behalf of the Nominating and Governance Committee that identified potential new candidates for our Board of Directors. The firm screened and identified potential candidates based on the criteria for the director that were established by the Nominating and Governance Committee. The firm also arranged for meetings between candidates selected by the Nominating and Governance Committee and representatives of Perot Systems and the committee. Ms. Matthews was one of the candidates identified by the third party search firm.

Communications with Directors

Stockholders and other interested parties may send communications to the Board of Directors, the Audit Committee, and the Nominating and Governance Committee at the addresses set forth in the table below. Our Secretary is responsible for forwarding to appropriate directors all written communications addressed to the Board or its committees. In addition, transcripts of calls to our Confidential Hotline relating to accounting and financial matters are forwarded to the members of the Audit Committee.

Directors	Address

Board of Directors	By mail: Perot Systems Corporation Attn: Board of Directors/Corporate Secretary 2300 West Plano Parkway Plano, Texas 75075
Audit Committee	By mail: Perot Systems Corporation
Attn: Audit Committee/Corporate Secretary
2300 West Plano Parkway
Plano, Texas 75075
By e-mail: PSC-AuditCommittee@ps.net
Telephone: +1 (800) 753-9173 (Confidential Hotline)
Nominating and Governance Committee	By mail: Perot Systems Corporation Attn: Nominating and Governance Committee/Corporate Secretary 2300 West Plano Parkway Plano, Texas 75075
Individual Directors	By mail: Perot Systems Corporation Attn: Name of Director/Corporate Secretary 2300 West Plano Parkway Plano, Texas 75075

Director Compensation

The Director Compensation Table below shows compensation for the year 2008 for our directors other than Messrs. Ross Perot, Ross Perot, Jr. and Peter Altabef, who receive no compensation for their services as directors.

					Change in
					Pension Value
					and
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)(1)	($)(2)(3)	($)	($)	($)	($)

Steven Blasnik	10,019	125,581	—	—	—	—	135,600
John S. T. Gallagher	67,000	80,600	—	—	—	—	147,600
Carl Hahn	27,019	125,581	11,186	—	—	—	163,786
DeSoto Jordan	62,000	80,600	—	—	—	—	142,600
Caroline (Caz) Matthews	1,967	—	—	—	—	—	1,967
Thomas Meurer	23,019	125,581	—	—	—	—	148,600
C. H. Moore, Jr.	75,000	80,600	—	—	—	—	155,600
Anthony J. Principi	63,000	80,600	—	—	—	—	143,600
Anuroop (Tony) Singh	22,019	125,581	—	—	—	—	147,600

(1)	The value, calculated in accordance with the Statement of Financial Accounting Standards (FAS) No. 123R, “Share-Based Payment”, of stock awards made in 2008. The assumptions used to calculate these values are set forth in Note 11, “Stock Options and Stock-Based Compensation,” to our Consolidated Financial Statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2008. Included for each director (other than Ms. Matthews who joined the Board on December 15, 2008) is a stock award granted on June 1, 2008, with an award date fair market value (“FMV”) of $16.12 as determined in accordance with FAS 123R. In addition, with respect to each of Messrs. Blasnik, Hahn, Meurer and Singh, the following stock awards, which such directors elected to receive in lieu of a cash retainer, with the award date FMV determined in accordance with FAS 123R are included: December 31, 2007 — $11,246, March 31, 2008 — $11,250, June 30, 2008 — $11,242, and September 30, 2008 — $11,243. All stock awards vested immediately upon issuance and, therefore, there were no stock awards outstanding as of December 31, 2008.

(2)	The value, calculated in accordance with FAS 123R, of options vesting in 2008. The assumptions used to calculate these values are set forth in Note 11, “Stock Options and Stock-Based Compensation,” to our Consolidated Financial Statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2008. Options were awarded prior to May 10, 2006, when the current compensation program for non-employee directors was implemented.

(3)	The aggregate number of options outstanding for each non-employee director as of December 31, 2008 was as follows: 40,000 options for Messrs. Blasnik, Gallagher, Hahn and Meurer; 24,000 options for Messrs. Jordan and Moore; 16,000 options for Mr. Singh; and 8,000 options for Mr. Principi.

Each of the non-employee directors (other than Ross Perot) receives a $45,000 annual retainer payable in quarterly installments. These non-employee directors have the option to receive all or part of the retainer in our Common Stock, which is valued at the closing price of our Common Stock on the New York Stock Exchange on the last trading day of the fiscal quarter preceding the quarter with respect to which payment is due. In 2008, additional retainers for the Chairmen of the Audit Committee, the Human Resources and Compensation Committee, and the Nominating and Governance Committee were $12,000, $5,000, and $5,000, respectively. During 2008, each non-employee director (other than Ross Perot) was compensated $2,000 for each meeting of the Board of Directors attended in person or by telephone and $1,000 for each committee meeting attended in person or by telephone (including meetings held in conjunction with Board meetings). We reimburse our directors for their reasonable travel-related and other out-of-pocket expenses associated with attending Board and committee meetings. Ross Perot receives no compensation for his services.

Each of the non-employee directors (other than Ross Perot) participates in the 2006 Non-Employee Director Equity Compensation Plan (the “2006 Director Plan”), which provides for a grant to each eligible non-employee director of 5,000 shares of Common Stock on each June 1 that the director is serving as a member of our Board of Directors. Upon their initial selection as directors, non-employee directors will receive an initial grant under the 2006 Director Plan that is a prorated portion of the 5,000 share annual grant. Shares received pursuant to the 2006 Director Plan are immediately vested. Directors have the option to irrevocably defer the receipt of shares received under the 2006 Director Plan to the date that the director’s service terminates. Mr. Meurer and Ms. Matthews have elected to defer the receipt of their 2009 annual awards. From June 3, 2003 to May 10, 2006, Perot Systems’ 1996 Non-Employee Director Plan provided for a grant to each eligible director of (i) an option to purchase 8,000 shares of our Common Stock vesting one year after the date of grant or (ii) the right to purchase 8,000 restricted shares of our Common Stock vesting one year after the date of grant. The exercise price of options or the purchase price of restricted shares of Common Stock were required to be at least equal to 100% of the fair market value of the Common Stock on the date of the award. The 1996 Non-Employee Director Plan terminated, except with respect to outstanding awards, upon the approval of the 2006 Director Plan at the 2006 Annual Meeting of Stockholders.

In December 2008, the HR Committee reviewed the compensation for non-employee directors and determined that it was below median compensation for the non-employee directors of the benchmark companies. However, in light of current general economic conditions, the HR Committee recommended, and the Board of Directors determined that the Board should defer action on non-employee director compensation.

Corporate Governance Principles

Code of Conduct

We have adopted Standards & Ethical Principles to assist our directors, executive officers and other employees to recognize and deal with ethical issues in business situations, to provide mechanisms to report unethical conduct, and to promote a culture of honesty and accountability.

The Standards & Ethical Principles are publicly available at the Corporate Responsibility section of our website (www.perotsystems.com/responsibility). Stockholders may request a printed copy of these guidelines, without charge, from Perot Systems Corporation, Attn: Investor Relations, 2300 West Plano Parkway, Plano, Texas 75075, telephone 1-877-737-6973.

We intend to disclose all substantive amendments to the Standards & Ethical Principles on our website. In addition, we intend to disclose waivers, if any, granted to any of our directors or to our Chief Executive Officer, Chief Financial Officer, Controller and any other executive officer on our website.

Governance Guidelines

We have corporate governance guidelines. These guidelines are publicly available at the Corporate Responsibility section of our website (www.perotsystems.com/responsibility). We intend to disclose all substantive amendments to these guidelines on this website. Stockholders may request a printed copy of these guidelines, without charge, from Perot Systems Corporation, Attn: Investor Relations, 2300 West Plano Parkway, Plano, Texas 75075, telephone 1-877-737-6973.

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS
AND MANAGEMENT

The following table shows the number of shares of Common Stock beneficially owned as of September 17, 2009 by:

•	each person who we know beneficially owns more than 5% of our Common Stock;

•	each director;

•	the Chief Executive Officer, the Chief Financial Officer, and the other executive officers required to be named in the Summary Compensation Table; and

•	all executive officers and directors as a group.

	Common Stock
	Number of Shares	Percent of
	Beneficially Owned(1)	Ownership(1)

Executive Officers and Directors
Peter A. Altabef(2)	769,246	*
Russell Freeman(3)	553,476	*
Ross Perot, Jr.(4)	33,537,360	27.5%
Thomas D. Williams(5)	175,632	*
John E. Harper(6)	81,108	*
Steven Blasnik(7)	131,166	*
John S.T. Gallagher(8)	40,000	*
Carl Hahn(9)	164,477	*
DeSoto Jordan(10)	24,000	*
Caroline (Caz) Matthews	5,000	*
Thomas Meurer(11)	78,477	*
C.H. Moore, Jr.(12)	44,000	*
Ross Perot(13)	29,713,100	24.9%
Anthony J. Principi(14)	28,000	*
Anuroop (Tony) Singh(15)	48,177	*
All Executive Officers and Directors as a Group (16 Persons)(16)	35,824,064	29.0%
Additional 5% Beneficial Owners
HWGA, Ltd.(17)	29,655,000	24.8%
Royce & Associates, LLC(18)	9,884,528	8.3%

*	Less than 1%

(1)	Percentages are based on the total number of shares of Common Stock outstanding at September 17, 2009, plus the total number of outstanding options and warrants held by each person that are exercisable within 60 days of such date. We do not consider shares of Common Stock issuable upon exercise of outstanding options and warrants to be outstanding for purposes of computing the ownership percentage of any other person. Except as indicated in the footnotes to this table, other than shared property rights created under joint tenancy or marital property laws between our directors and executive officers and their respective spouses, each stockholder named in the table has sole voting and investment power with respect to the shares of Common Stock set forth opposite such stockholder’s name. The shares of Common Stock listed include shares held by our Retirement Savings Plan and Trust for the benefit of the named individuals. Participants in the plan have investment and voting power over shares held for their benefit.

(2)	Includes 534,000 shares of Common Stock that Mr. Altabef has the right to acquire upon the exercise of vested options.

(3)	Includes 469,000 shares of Common Stock that Mr. Freeman has the right to acquire upon the exercise of vested options.

(4)	Includes 29,655,000 shares of Common Stock owned by HWGA, Ltd.; 10,000 shares owned by The Perot Foundation; 5,000 shares owned by Ross Perot, Jr.’s spouse; 2,077,360 shares owned by two trusts of which Ross Perot, Jr. is a beneficiary and 1,790,000 shares that Ross Perot, Jr. has the right to acquire upon the exercise of vested options. Ross Perot, Jr. disclaims beneficial ownership of the shares held by his spouse, and except to the extent of his pecuniary interest, the shares owned by the two trusts. Ross Perot, Jr. is a general partner of HWGA. Ross Perot, our Chairman Emeritus, is the managing general partner of HWGA. If Ross Perot ceases to be managing general partner, Ross Perot, Jr. will have authority to manage HWGA. Accordingly, the table also shows Ross Perot beneficially owning the shares that HWGA owns. Ross Perot, Jr. is a director of The Perot Foundation. The address for Ross Perot, Jr. is 2300 West Plano Parkway, Plano, Texas 75075, and the address of HWGA and The Perot Foundation is P.O. Box 269014, Plano, Texas 75026-9014.

(5)	Includes 143,500 shares of Common Stock that Mr. Williams has the right to acquire upon the exercise of vested options.

(6)	Includes 60,600 shares of Common Stock that Mr. Harper has the right to acquire upon the exercise of vested options.

(7)	Includes 40,000 shares of Common Stock that Mr. Blasnik has the right to acquire upon the exercise of vested options and 6,000 shares of Common Stock that Mr. Blasnik’s spouse holds. Mr. Blasnik disclaims beneficial ownership of the shares that his spouse holds.

(8)	Mr. Gallagher has the right to acquire 40,000 shares of Common Stock upon the exercise of vested options.

(9)	Includes 40,000 shares of Common Stock that Mr. Hahn has the right to acquire upon the exercise of vested options.

(10)	Mr. Jordan has the right to acquire 24,000 shares of Common Stock upon the exercise of vested options.

(11)	Includes 40,000 shares of Common Stock that Mr. Meurer has the right to acquire upon the exercise of vested options.

(12)	Includes 24,000 shares of Common Stock that Mr. Moore has the right to acquire upon the exercise of vested options.

(13)	Includes 29,655,000 shares of Common Stock owned by HWGA, Ltd.; 10,000 shares owned by The Perot Foundation; 4,000 shares owned by Petrus Financial Services Limited, a Texas limited partnership; and 100 shares owned by Ross Perot’s spouse with respect to which Mr. Perot disclaims beneficial ownership. Ross Perot, our Chairman Emeritus, is the managing general partner of HWGA. Ross Perot has voting and investment power over shares owned by HWGA. Ross Perot, Jr., our Chairman of the Board, is a general partner of HWGA and has authority to manage HWGA if Ross Perot ceases to be managing general partner of HWGA. Accordingly, the table also shows Ross Perot, Jr. beneficially owning the shares that HWGA owns. Ross Perot is a director and officer of The Perot Foundation. Petrus Financial Services Limited is an affiliate of Ross Perot. The address for Ross Perot, HWGA, The Perot Foundation and Petrus Financial Services Limited is P.O. Box 269014, Plano, Texas 75026-9014.

(14)	Includes 8,000 shares of Common Stock that Mr. Principi has the right to acquire upon the exercise of vested options.

(15)	Includes 16,000 shares of Common Stock that Mr. Singh has the right to acquire upon the exercise of vested options.

(16)	In addition to the 15 listed officers and directors, Jeff Renzi is an executive officer and, therefore, is included in the group of 16 persons. Includes 3,300,600 shares of Common Stock that the Executive Officers and Directors have the right to acquire upon the exercise of vested options.

(17)	Shares are also shown as beneficially owned by Ross Perot and Ross Perot, Jr.

(18)	This data is based on information contained in Amendment No. 7 to Schedule 13G filed by Royce & Associates, LLC with the Securities and Exchange Commission on January 27, 2009. The address for Royce & Associates, LLC is 1414 Avenue of the Americas, New York, NY 10019.

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis (“CD&A”) is intended to provide information about our compensation objectives and policies for our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers (“named executives”) that will place in perspective the information contained in the compensation tables that follow this discussion. Our CD&A includes, among other things, our compensation philosophy and objectives, the comparison of the compensation of our named executives to market benchmarks, the elements and mix of the compensation paid to our named executives, and an analysis of our 2008 compensation, and certain changes in the level of compensation of our named executives for 2009. We also provide information about our HR Committee and the Incentive Compensation Sub-Committee and the processes they use in determining the compensation of our named executives in the section of the Proxy Statement filed with the SEC on April 1, 2009 dealing with corporate governance matters.

Objectives of our Compensation Programs

We are a global information technology services company. We have a growth strategy and our goal as a company is to effectively execute this business strategy to create value for our investors through the delivery of outstanding service to our customers while providing excellent career opportunities for our associates. We base our compensation programs on our business needs and challenges and intend for those programs to support the achievement of our strategy and shareholder value creation through the following:

•	A linkage between compensation and performance, including business results as well as individual performance;

•	The use of equity compensation to align our named executives’ financial interests with those of shareholders;

•	Compensation levels consistent with market practices that enable us to recruit and retain associates capable of executing our business strategies;

•	Limited use of perquisites and other forms of non-cash benefits in order to avoid an entitlement mentality, reduce costs, and reinforce a pay-for-performance philosophy; and

•	Flexibility to adjust to changing business needs in a fast-paced business environment.

Market Benchmarking

We consider market pay levels as one of the important factors in assessing the supply of and demand for senior leadership. While the compensation of our named executives has been lower than the market for the past several years, our objective is to move ourselves to the middle of market practice in the near future. To provide a frame of reference in evaluating the reasonableness and competitiveness of compensation, information on market pay levels is obtained from various sources, including nationally recognized compensation surveys, information taken from Securities and Exchange Commission filings of selected, publicly-traded benchmark companies, and first-hand experience obtained from the marketplace in hiring associates.

More specifically, our philosophy has been to target base salaries, annual bonuses, and long-term incentives for our named executives at the median of the benchmark companies. In comparing the compensation of our named executives to the median of comparable companies, we have characterized the compensation of our named executives as follows:

Characterization/Type
of Compensation	Salary	Annual Incentive	Long-Term Incentive	Total Compensation

Significantly above	More than +20%	More than +25%	More than +35%	More than +35%
Above	+10% — 20%	+15% — 25%	+20% — 35%	+20% — 35%
Near	Up to +/−10%	Up to +/−15%	Up to +/−20%	Up to +/−20%
Below	−10% — 20%	−15% — 25%	−20% — 35%	−20% — 35%
Significantly below	Less than −20%	Less than −25%	Less than −35%	Less than −35%

To the extent that an element of compensation or total compensation is not “near” the median of the benchmark companies, the HR Committee has and its Incentive Compensation Sub-Committee have historically considered the named executive’s historical level of compensation, length of time in his or her current role, and past and possible future responsibilities in reaching their determinations regarding the named executive’s compensation.

The data regarding actual compensation paid by the benchmark companies is drawn from the proxy statements and other documents filed by those companies with the Securities and Exchange Commission. Therefore, the data available to the HR Committee and its Incentive Compensation Sub-Committee generally relates to a year prior to the year for which our compensation decisions are being made. We have traditionally not provided our named executives with retirement plans (other than our tax-qualified 401(k) program), significant perquisites or contractual severance benefits (other than in connection with a change-in-control), and we believe that our benefits relating to those elements are generally significantly lower than those provided by the benchmark companies.

With respect to the Chairman’s compensation, our Chairman continues to receive a salary and equity compensation in connection with his service as one of our executive officers. However, the Chairman elected, at the time he stepped down as our Chief Executive Officer in 2004, not to receive annual incentive bonuses in his capacity as Chairman. In addition, the Chairman has not received an equity award since 2001 because his awards in 2000 and 2001 were designed to provide, and the Incentive Compensation Sub-Committee believes are providing, adequate long-term equity compensation and incentive for him through the period over which the awards vest.

Excluding the Chairman’s compensation (which is discussed above), in 2008 the base salaries of our named executives were, on average, lower than the corresponding median salaries of named executive officers of the benchmark companies and the salary of our Chief Executive Officer was significantly lower than the median of the benchmark companies. We believe that the annual incentive compensation target opportunities for 2008 performance for our named executives as a percentage of salary were near the median of annual incentive compensation target opportunities for the named executive officers of the benchmark companies. Because actual payouts are based on the application of this percentage to the actual base salary, actual payouts are likely to be less than payouts under similar plans for the benchmark companies for similar performance under the plan. Based on data regarding 2007 compensation, we believe that the value of our long-term incentive compensation granted in 2008 for our named executives was significantly lower than the median of the benchmark companies. Our total share usage for all of our associates under our long-term incentive compensation plan, including the number of shares granted annually as a percentage of total shares outstanding and the expense of all stock awards granted annually as percentage of market capitalization, has been targeted to be at or slightly below the median of the benchmark companies. Based on reported data regarding 2007 compensation, we believe that the value of our 2008 total compensation for our named executives was, on average, lower than the median of the benchmark companies.

The HR Committee and the Incentive Compensation Sub-Committee consider each component of compensation independently and the total compensation of each named executive in making decisions regarding compensation. Therefore, the HR Committee and the Incentive Compensation Sub-Committee consider the relationship between the components of compensation and may use their discretion to adjust the components of a named executive’s compensation to assure that the named executive’s overall compensation is appropriate in their view.

F.W. Cook, our HR Committee’s consultant, annually gathers information on pay levels and practices for a group of comparable, publicly-traded information technology services companies that are based in the United States. Our management and the HR Committee’s consultant periodically review and evaluate the benchmark companies in light of our development and growth, as well as merger and acquisition activity in the industry.

For 2008, this group included companies that Perot Systems competed directly with from a business perspective or were in a similar line of business where we competed for talent. The peer companies were further selected so that the median size of the companies was near the size of Perot Systems. The companies used for benchmarking in 2008, which had a median revenue size of approximately $2.6 billion, were:

Accenture Ltd.	Cognizant Technology Solutions Corporation
Acxiom Corporation	Computer Sciences Corporation
Affiliated Computer Services, Inc.	Electronic Data Systems Corporation
Alliance Data Systems Corporation	FiServ, Inc.
BearingPoint, Inc.	Hewitt Associates, Inc.
CACI International Inc.	Maximus, Inc.
Cerner Corporation	Navigant Consulting, Inc.
CIBER, Inc.	Unisys Corporation

The peer group from 2007 changed as follows: Anteon International Corporation and Keane, Inc. were removed from the group because they were acquired; First Consulting Group, Inc. was removed due to its revenue size ($0.3 billion) relative to Perot Systems and NCR Corporation was removed because a significant portion of its revenues were from non-IT industries. We replaced these companies with Acxiom Corporation, Hewitt Associates, Inc., Maximus, Inc., and Navigant Consulting, Inc. These companies were added based on the industries in which these companies are engaged and on maintaining the median size of the group near our size.

For each comparable company, the HR Committee’s consultant collects information regarding compensation levels for named executives (including total compensation, base salary, annual bonus, long-term incentives, and other compensation), dilution from stock incentives, share usage under stock incentive plans (including the number of shares granted annually as a percentage of total shares outstanding and the expense of all stock awards granted annually as a percentage of market capitalization), retirement practices, and other related data. The HR Committee’s consultant summarizes and reviews this information with the HR Committee, as well as information from compensation surveys published by Radford Surveys + Consulting.

Share Ownership and Retention Guidelines

We believe that our named executives should have a significant equity interest in Perot Systems. In order to promote equity ownership and further align the interests of our named executives with our shareholders, we have restricted the ability of our named executives to sell a portion of the shares of our Common Stock received upon the vesting of their restricted stock units until the applicable stock ownership guideline is met. Our stock ownership guidelines vary based upon position and are expressed as a number of shares, ranging from 150,000 shares for our Chief Executive Officer to 50,000 shares for other named executives. Until the applicable guideline is met, each named executive is required to retain 30% of any shares received upon the vesting of his or her restricted stock units. Only shares actually owned by the named executive are counted for purposes of determining whether the applicable ownership guideline is met. The program is subject to periodic review by the HR Committee. All named executives are in compliance with the terms of this program.

We prohibit the purchase or sale of uncovered options, puts, calls, or other derivative securities in our Common Stock by our employees. However, we do not have a policy prohibiting named executives from hedging risk in our securities by purchasing or selling options, puts, calls, or other derivative securities.

Role of Executive Officers in Compensation Decisions

Our associates, including executive officers, prepare and assemble materials for the HR Committee. Our Chief Executive Officer also annually reviews and rates the performance of each of the named executives (other than the Chairman and the Chief Executive Officer, whose performance is assessed by the HR Committee). Following a review with our Chairman and Chairman Emeritus, the Chief Executive Officer recommends to the HR Committee and its Incentive Compensation Sub-Committee salary adjustment, annual bonus and long-term incentive award amounts for each such named executive based on market information, that named executive’s performance review, and on the Chief Executive Officer’s view of the named executive’s role in Perot Systems, scope of responsibilities, experience and skills. In 2008, the final determination of salary adjustments, annual bonuses, and equity awards was made by the HR Committee with respect to salary and by the Incentive Compensation Sub-Committee with respect to annual bonuses, incentive awards and equity awards for each of the named executives.

Prior to the recommendation to the Incentive Compensation Sub-Committee by our management of the structure of the annual incentive program, and the measures, targets and ranges that are the principal factors used by the Incentive Compensation Sub-Committee to determine annual incentive payments under the program for our named executives (including the Chief Executive Officer), our Chief Executive Officer reviews and approves those recommendations. The program is applicable to all named executives, including our Chief Executive Officer. Our Chief Executive Officer attends HR Committee and Incentive Compensation Sub-Committee meetings, including the portions relating to the measures, targets and ranges discussed above. However, our Chief Executive Officer does not attend those portions of HR Committee and Incentive Compensation Sub-Committee meetings involving the discussion of, and action on, the Chief Executive Officer’s compensation. Our Chief Executive Officer has occasional meetings with the HR Committee’s compensation consultant, acting on behalf of the HR Committee, principally to discuss plan design issues and the compensation of our executives.

Elements and Mix of Compensation

This section describes each element of executive compensation, the objective of each element and how it fits into our overall program, and the basis for allocations among those elements. We discuss details on the application of our compensation policies and programs to named executives’ compensation for 2008 below under “Analysis of 2008 Compensation and Significant Changes in Programs for 2009.” In regard to the allocation of the various pay elements within the total compensation program, the HR Committee and the Incentive Compensation Sub-Committee review and consider the information described above under “Market Benchmarking,” but do not apply a formula or specific weighting to determine the mix or relationship of compensation elements. In our compensation of named executives, we emphasize incentive compensation, including both equity compensation and an annual cash bonus program. We seek to balance the long-term incentives of our equity program with rewards for performance during the past year under the annual cash bonus program. Our cash compensation programs emphasize pay that varies based on company and individual performance. Therefore, depending on performance, annual bonuses may exceed base salaries for our named executives. The named executives receive almost no compensation beyond salary, bonus opportunities, and equity incentives because we do not maintain a traditional pension plan or nonqualified, deferred compensation program. The HR Committee and Incentive Compensation Sub-Committee review and evaluate other possible compensation programs and mechanisms from time to time to determine whether we should add, remove or modify the elements of our programs to better achieve our compensation objectives.

Long-Term Incentives

Long-term incentive awards are a critical element of the total compensation program for our named executives. We have designed this element of compensation to provide greater rewards for recipients for increases in our stock price over time. We believe that long-term incentive awards are a key element in driving the creation of value for investors. In addition, these awards assist us in attracting and retaining senior leadership capable of effectively executing our business strategies. Long-term incentive awards vary depending on the named executive’s role in Perot Systems, scope of responsibilities, and experience and skills.

We award stock incentive compensation because we believe that it supports our key compensation objectives in the following ways:

•	Linking compensation and the performance of Perot Systems;

•	Aligning the named executives’ interests with those of shareholders;

•	Assisting in the retention of named executives by providing compensation that is subject to the satisfaction of multi-year service requirements; and

•	Attracting named executives interested in building long-term value for our shareholders, as long-term incentive compensation is a key element of competitive pay packages for named executives.

Our long-term incentive program has historically consisted of a blend of two types of awards:

•	Stock Options — We set the exercise price of stock options at the closing market price of our stock on the date of grant, with options generally vesting in annual installments over five years beginning one year after grant. We believe that this design gives executives an incentive to increase share price and requires continued service over several years in order to realize potential gains; and

•	Restricted Stock Units — As with stock options, restricted stock units generally vest in annual installments over five years beginning one year after grant. In addition to continued service, the vesting of restricted stock units for any year is contingent upon the receipt of a satisfactory performance review for the prior year. We intend for restricted stock units to encourage the retention of named executives, while providing a continuing incentive to increase shareholder value and achieve individual performance objectives.

In December 2007, the Board of Directors approved a policy pursuant to which annual equity awards are made on March 15 of each year (or, if that date is not a trading day, the immediately preceding trading day). The annual stock option grants have an exercise price equal to the closing price of our Common Stock on the date of grant. Management recommended, and the Board approved, this grant date to coincide with the timing of individual performance reviews for the prior year. As a result of the proximity of the annual grant date to the date our Form 10-K is typically filed, we believe that we are unlikely to have material non-public information at the time the grant is made. Grants outside of the annual award process, such as grants to a newly hired or promoted associate, occur on the last Thursday of the month in which the grant was approved unless the grant is approved following such Thursday, in which case the grant will be made on the last Thursday of the month following approval. Equity awards outside of the annual award process also have an exercise price equal to the closing trading price of our Common Stock on the date of grant.

Base Salary

Base salaries are a significant portion of a named executive’s compensation and are based on a named executive’s role in Perot Systems, scope of responsibilities, and experience and skills. We also consider market practices in setting salaries. We intend base salaries to assist us in attracting executives and recognizing differing levels of responsibility and contribution among named executives. Salary represents a smaller percentage of total compensation for more senior executives than for less senior executives, with a greater percentage of more senior executives’ compensation being tied to performance and share price. The timing of changes in base salaries is based on the timing of our individual performance reviews.

Annual Incentive Bonuses

In addition to long-term incentive compensation and salary, annual bonuses paid in cash are the other significant piece of total compensation for our named executives. We pay annual bonuses to reward the achievement of short-term goals and because they are a key tool in attracting and retaining executives due to their market prevalence. In addition, annual bonuses add a variable component to our overall cost structure.

The Incentive Compensation Sub-Committee annually reviews the plan design, performance measures and goals, and target bonuses for our named executives. The Incentive Compensation Sub-Committee provides for annual incentive bonuses for named executives based on whether we achieve financial performance and other targets, except with respect to our Chairman who does not participate in our short-term incentive program. The timing of our annual bonuses is based on the timing of our individual performance reviews and the determination of whether we have achieved our financial and business goals for the prior year. The Incentive Compensation Sub-Committee exercises discretion in determining whether the goals have been achieved and the final amount of annual bonuses for the named executives. We do not have a policy on the adjustment or recovery of awards or payments if the relevant measures on which the awards or payments are based are restated in the future. For 2008, we designed the program to reward the achievement of our corporate financial goals and individual performance.

Retirement Benefits

We do not have a traditional pension program. Our retirement program for U.S. associates consists of a 401(k) program, which named executives participate in under the same terms and provisions as other eligible associates. In

2008, we matched the individual associate’s contribution to the program, up to four percent of the associate’s cash compensation. Associate contributions to the 401(k) program for our named executives, as well as other more highly compensated associates are limited by federal law. We have not made up for the impact of these statutory limitations on named executives through any type of nonqualified deferred compensation or other program.

Other Benefits and Perquisites

In general, we have historically avoided the use of perquisites and other types of non-cash benefits for named executives in an effort to avoid an entitlement mentality and to reinforce a pay-for-performance orientation.

Change-in-Control Severance Benefits

In 2006, we entered into change-in-control severance agreements with each of our named executives. These agreements were revised in December 2008 to ensure compliance with Section 409A of the Internal Revenue Code. In the event that we have a change in control and a named executive’s employment is terminated without cause or the named executive terminates his employment for good reason, the named executive would be entitled to receive the payments and benefits described under “Employment Contracts and Change-in-Control Agreements — Change-in-Control and Severance Agreements” below. We selected a “double trigger” for change-in-control benefits to provide named executives with protection from the financial consequences of sudden termination without cause following a change in control and to enable us to retain the services of the named executive during the period in which there is a change-in-control transaction under consideration. In addition, we believe that this protection is important to our ability to recruit and retain named executives. However, we did not consider it necessary to provide for change-in-control benefits that would be realized by a named executive absent an actual or constructive termination of his employment.

At the time our change-in-control severance benefits were initiated, the HR Committee determined the level of benefits payable under, and the trigger mechanisms utilized in, our change-in-control program by considering the benefits payable to comparable executives of the same benchmark companies examined by the HR Committee with respect to other elements of executive compensation. The HR Committee then applied its judgment to determine whether the level of benefits payable under, and trigger mechanisms utilized in, the change-in-control programs of the benchmark companies were necessary to meet our objectives of providing adequate economic security to our named executives to preserve management through potential changes in control and retaining and recruiting executives.

We believe that, at the time of adoption of our change-in-control program, the benefits payable under, and the trigger mechanisms utilized in, our program were comparable to the benchmark companies with three exceptions. First, the HR Committee determined that, although the majority of benchmark companies provide for a severance amount equal to 2.99 times annual salary and bonus for one or more executive officers, a severance amount two times annual salary and a bonus allowance provides adequate economic security to our named executives to meet our objectives of preserving management through potential changes in control and retaining and recruiting executives. Second, the HR Committee determined that it would use a bonus allowance rather than actual bonuses, which are used by most benchmark companies, to eliminate potential fluctuation in the potential change-in-control benefit from year to year. Third, the HR Committee determined that, although a majority of benchmark companies provided for automatic acceleration of equity awards upon a change in control, a trigger mechanism that also requires termination of employment by us without cause, or by the named executive with good reason, would provide adequate economic security to our named executives to meet the goal of preserving management through potential changes in control and would be satisfactory to meet the goal of retaining and recruiting executives. We believe that, since the time we adopted our program, the market practice has changed and that “double trigger” programs are now as common as programs that automatically accelerate awards upon a change in control.

The HR Committee generally views the potential benefits under the change-in-control program as a separate compensation element because benefits under the program are not expected to be paid in a particular year and serve a different purpose for the executive than other elements of compensation. Therefore, the benefits under the change-in-control program do not significantly affect decisions regarding other elements of compensation.

In 2008, we amended the change-in-control agreements with our named executives to ensure that those agreements were in compliance with Section 409A of the Internal Revenue Code and would not result in our named executives incurring excise tax as a result of any change-in-control benefits.

In accordance with the terms of the Merger Agreement, on September 20, 2009, our Board authorized certain amendments to the change-in-control severance agreements providing that our named executive officers will receive the accelerated equity and cash severance benefits described above, without any precondition that the named executive officer incur an involuntary termination of employment. As of the date of this Information Statement, such amendments have not been effected.

Other Severance Benefits

We do not have agreements, contracts or arrangements with our named executives regarding severance absent a change in control of Perot Systems, and the amount of any severance would be determined at the time of the named executive’s departure.

Analysis of 2008 Compensation and Significant Changes in Programs for 2009

This section discusses and analyzes the compensation actions that were taken in 2008 for our named executives, as summarized in the following compensation tables.

Base Salary

The HR Committee reviews and makes final determinations regarding the base salaries of our named executives each year and, as appropriate, at the time of a promotion or other change in responsibility. The HR Committee usually approves salary adjustments in February or March with adjustments effective March 1.

Each named executive’s base salary level reflects his level of experience and individual contribution as evaluated during the annual performance review process. The HR Committee reviewed and considered information on median market pay levels, including the information described above under “Market Benchmarking,” and expected market increases for the coming year during the salary review process in making salary adjustments. However, the HR Committee did not apply a formula or specific weighting to determine the amount of base salary adjustments for the named executives in 2008.

Salary adjustments for our named executives in 2008 included annual merit increases and, where appropriate, competitive market pay adjustments to align pay with external benchmarks.

Name	2008 Salary	% Increase

Peter Altabef	$675,000	3.8%
Russell Freeman	$510,000	2.0%
Ross Perot, Jr.	$575,000	2.9%
Del Williams	$390,000	3.2%
John Harper	$390,000	9.9%

Due to current general economic conditions, we have indefinitely deferred our 2009 salary adjustments.

Short-Term Incentive Program

Our short-term incentive program provides our named executives the opportunity to earn cash bonuses based on performance. The Incentive Compensation Sub-Committee annually reviews the plan design, performance measures and goals, and target bonuses for our named executives. The Incentive Compensation Sub-Committee provides for annual incentives (or bonuses) for named executives based on whether we achieve certain financial performance and other targets, except with respect to our Chairman, who does not participate in our short-term incentive program. In determining the appropriate bonus, the Incentive Compensation Sub-Committee considers corporate performance, the named executive’s individual performance, and market factors.

The Incentive Compensation Sub-Committee established a target bonus for each of the participating named executives during the first quarter of 2008 equal to a percentage of the named executive’s base salary. In determining the appropriate percentage for each named executive, the Incentive Compensation Sub-Committee considered several relevant factors, including position level, scope of responsibility and the ability of such individual to drive our results, market practices, levels at which related performance goals have been established, and salary and relative total compensation levels. For 2008, individual target bonuses for participating named executives ranged from 100% (for our Chief Executive Officer) to 65% of base salary.

The Incentive Compensation Sub-Committee determined the corporate performance factors to be used in adjusting the target bonus for each participating named executive. In determining corporate performance in 2008, the Incentive Compensation Sub-Committee compared diluted earnings per share to our target diluted earnings per share to make the initial bonus adjustment, then increased the result by 5% for each secondary factor that exceeded the range specified by the Incentive Compensation Sub-Committee and decreased the result by 5% for each secondary factor that was less than the range determined by the Incentive Compensation Sub-Committee. No adjustment was made for performance within the range for a secondary factor. The Incentive Compensation Sub-Committee used revenue, free cash flow (which can be calculated by subtracting capital expenditures from operating cash flow), first year contract value of new contracts signed during the year, and total contract value of new contracts signed during the year as its secondary metrics. For 2008, our performance against our target and target ranges were as follows:

Metric	Target or Target Range	Actual Performance

Primary Factor
Earnings Per Share (diluted)	$0.94 per share	$0.97 per share
Secondary Factors
Revenue	$2.65 billion to $2.95 billion	$2.8 billion
Free Cash Flow	$65 million to $120 million	$162 million
First Year Revenue	$170 million to $250 million	$159 million
Total Contract Value	$1.45 billion to $2.15 billion	$871 million

Our results, as determined by the Incentive Compensation Sub-Committee, exceeded the primary factor and the target range for one secondary factor, achieved the target range for the one secondary factor and were below the target range for two secondary factors. With respect to performance for 2008, the Incentive Compensation Sub-Committee adjusted each named executive’s target bonus upward by 24% based on the primary performance factor. The Incentive Compensation Sub-Committee then applied the secondary performance factors, reducing the bonus by an aggregate of five percent.

Although our short-term incentive program provides the Incentive Compensation Sub-Committee with the discretion to exclude items from our reported financial performance in determining whether we achieved our financial targets, the Incentive Compensation Sub-Committee did not exercise that discretion with respect to our 2008 financial results.

In addition to the performance adjustments described above, the Incentive Compensation Sub-Committee was provided with the results of our Chief Executive Officer’s annual performance review of each of the other named executives (other than the Chairman) and recommended formula adjustments based on those reviews. In determining each such officer’s performance, our Chief Executive Officer considered the performance of the operational or administrative area reporting to that officer and the achievement of other strategic and operational goals for that officer as set during the first quarter of each year by the Chief Executive Officer for the then current year. For instance, during 2008, each named executive had specific objectives to improve processes within his area of responsibility. Mr. Freeman’s goals included providing leadership for our efforts to develop a more global client base and delivery model. Mr. Harper’s goals included providing leadership for our efforts to reduce our “days outstanding” receivables. Mr. Williams’ goals included enhancing the tools and operation of the Capital Prioritization Committee to provide us with greater visibility into future potential investments and expenditures and to enhance financial planning relating to our capital investments. The annual performance rating is determined by the

Chief Executive Officer after comparing results to the established goals. The Chief Executive Officer exercises significant subjective judgment regarding the attainment of a named executive’s goals.

Our possible performance ratings are as follows:

•	Distinguished — The contribution toward meeting operational, financial and other objectives was significantly above expectations.

•	Exceptional — The associate’s contribution toward meeting operational, financial and other objectives exceeded expectations.

•	Successful — The associate’s contribution toward meeting operational and financial objectives fully met expectations.

•	Partially Successful — The associate’s contribution toward meeting the team’s operational and financial objectives only partially met expectations.

•	Unsuccessful — The associate’s contribution toward meeting operational and financial objectives did not meet expectations.

Formula adjustments to our annual incentive bonuses related to individual performance ratings for the named executives were 80% of the amount calculated for payout for persons who have a successful rating, 100% of the calculated payout for persons who have an exceptional rating and 120% of the payout for persons that achieved a distinguished rating. We do not pay a bonus if a named executive receives an unsuccessful or partially successful rating. Each of our named executives was rated distinguished in 2008.

The Chief Executive Officer also may provide the Incentive Compensation Sub-Committee with recommendations for any discretionary adjustments with respect to the incentive compensation for such named executives that he believes appropriate. The Incentive Compensation Sub-Committee then applies its discretion to determine the final bonus to be paid to the named executive; provided that the Incentive Compensation Sub-Committee capped any bonus payable with respect to 2008 at 300% of the named executive’s target bonus. In 2008, discretionary adjustments were limited to rounding of the calculated bonuses.

Our Chief Executive Officer’s performance is judged primarily on Perot Systems’ overall performance against its corporate targets and his success in the continued development and execution of our business strategy, the quality of our services, the development of our workforce, succession planning, and his leadership in maintaining and promoting our business and culture. With respect to the performance rating of our Chief Executive Officer, our Chairman solicited our directors’ views of our Chief Executive Officer’s performance, synthesized those views into a performance rating, and communicated the results to the Chairman of the Incentive Compensation Sub-Committee.

The bonuses to our named executives as approved for 2008 are shown in the Summary Compensation Table below. The Chief Executive Officer’s bonus represented 141% of his target bonus, or 141% of base salary. Bonuses for other participating named executives were from 141% to 142% of the applicable target bonus, or from 92% to 120% of the applicable base salary.

Long-Term Incentives

For 2008, we continued our practice of awarding a blend of stock options and restricted stock units to our named executives, with the exception of our Chairman who has received no equity grants since 2001 because his awards in 2000 and 2001 were designed to provide, and the Incentive Compensation Sub-Committee believes are providing, adequate long-term equity compensation and incentive for him.

The value shown in the stock option column in the Summary Compensation Table below for our Chairman is related to the stock option awards he received as our CEO in 2000 and 2001. With respect to other named executives, awards are generally intended to be evaluated independently from past and future awards. Therefore, with the exception of the awards to our Chairman (as referenced immediately above) and our Chief Financial Officer (as discussed below), the Incentive Compensation Sub-Committee reviewed, but did not significantly weigh, past awards in determining stock awards for named executives in 2008.

Our Incentive Compensation Sub-Committee bases individual awards to the named executives on various factors including position level, scope of responsibility, individual performance and contribution, salary level, and market practices. In addition, the Incentive Compensation Sub-Committee also considers related accounting expense and total compensation for each named executive before approving awards.

The Incentive Compensation Sub-Committee considers the cost of the current year’s equity awards as a key factor in determining equity and overall compensation for the year. The Incentive Compensation Sub-Committee reviews the total potential compensation of executives, by individual and in aggregate, along with prior equity awards. We believe that restricted stock units are a more effective way to provide compensation to our associates compared to options or stock-settled stock appreciation rights (“SSARs”). However, we believe that options and SSARs provide a greater incentive per unit compared to restricted stock units. The Incentive Compensation Sub-Committee determines the appropriate balance between option awards or SSARs and restricted stock unit awards. The Incentive Compensation Sub-Committee does not consider amounts expensed in prior years as a significant factor in determining the compensation of named executives for the current year.

The Chief Executive Officer considers individual performance ratings in the exercise of his judgment regarding the proper level of equity awards to recommend for other named executives, but does not apply any formula to make his recommendations. Similarly, the Incentive Compensation Sub-Committee considers individual performance in the determination of the size of equity awards for named executives, but does not use a formula to make its determinations.

Using this process, the Incentive Compensation Sub-Committee approved the awards for our named executives for 2008 which are shown in the “Grants of Plan-Based Awards” table below. Grants of options and restricted stock units during 2008 vest in equal annual installments over five years beginning on the first anniversary of the date of grant. The vesting of restricted stock units is contingent upon the named executive receiving at least a satisfactory performance rating in the prior year. The total value of the awards granted in 2008 is shown in the Grant Date Fair Value of Stock and Option Awards column, as determined in accordance with the Statement of Financial Accounting Standards No. 123R (“FAS 123R”). The number of options compared to the number of restricted stock units awarded to each named executive is based on balancing the level of performance incentive for options versus restricted stock units, their comparative compensation expense resulting under FAS 123R, their comparative value to the named executives, and the effect of options compared to restricted stock units on dilution.

Effective in 2009, we began awarding SSARs instead of options. We believe that SSARs provide the same incentives and equivalent value to our executives, but are not as dilutive to our stockholders. In addition, beginning with awards made in 2009, the Incentive Compensation Sub-Committee has moved from five to four year vesting for all equity awards and from seven to ten year terms for its SSAR and option awards. The Incentive Compensation Sub-Committee determined that these changes would bring the terms of our equity awards closer to the terms of awards made by other companies in our industry. In addition, the Incentive Compensation Sub-Committee generally increased the 2009 long-term incentive compensation awards for the named executives to bring them closer to the expected market median in 2009. Mr. Harper’s 2009 award includes a one-time RSU increase that the Incentive Compensation Sub-Committee determined would, with his past long-term incentive compensation awards, provide an appropriate level of compensation and incentive given his current position as Chief Financial Officer. As a result, Mr. Harper’s 2009 award is above the market median.

Other

Due to current economic conditions, beginning on February 16, 2009, we reduced our matching contribution under our 401(k) program for individual associates from 100% to 50% of the individual associate’s contribution to the program, in each case up to an associate contribution of four percent of cash compensation. We intend to return to the previous level of matching contributions when we believe economic conditions are more favorable.

Regulatory Considerations

The Internal Revenue Code contains a provision that limits the tax deductibility of certain compensation paid to our named executives to the extent it is not considered performance-based compensation under the Internal

Revenue Code. We have adopted policies and practices to facilitate compliance with Section 162(m) of the Internal Revenue Code of our annual bonuses and our stock option and SSAR awards.

In making decisions about executive compensation, we also consider the impact of other regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and the change-in-control provisions of Section 280G of the Internal Revenue Code. In making decisions about executive compensation, we also consider how various elements of compensation will impact our financial results including the impact of FAS 123R which requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. FAS 123R was a consideration in adopting restricted stock units as a long-term equity incentive.

Compensation Committee Interlocks and Insider Participation

DeSoto Jordan served as one of our Vice Presidents until 1999.

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Committee1 of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis section of Perot Systems’ 2009 Proxy Statement2 with Perot Systems’ management and, based on such review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement.

HUMAN RESOURCES AND
COMPENSATION COMMITTEE

Carl Hahn (Chair)
DeSoto Jordan
Thomas Meurer
Anthony J. Principi
Anuroop (Tony) Singh

as of April 1, 2009

1  As of April 1, 2009, the individuals listed below constituted the Human Resources and Compensation Committee of Perot Systems and performed the actions set forth in this paragraph.
2  This refers to Perot Systems’ proxy statement filed with the SEC on April 1, 2009.

Executive Compensation

The Summary Compensation Table below shows compensation of the named executives for the years 2008, 2007 and 2006.

Summary Compensation Table

								Change in
								Pension Value &
						Non-Equity		Non-qualified
				Stock	Option	Incentive Plan		Deferred	All Other		Total
Name and Principal		Salary	Bonus	Awards	Awards	Compensation		Compensation	Compensation		Compensation
Position	Year	($)	($)(1)	($)(1)	($)(1)	(2)		Earnings	($)(3)		($)

Peter A. Altabef	2008	670,990	—	1,119,742	547,321	955,000		—	9,472		3,302,525
President and	2007	642,608	—	727,849	463,490	—		—	9,000		1,842,947
Chief Executive Officer	2006	592,505	—	454,092	378,884	905,000		—	8,800		2,339,281

Russell Freeman	2008	508,752	—	414,514	324,694	613,000		—	9,582		1,870,542
Vice President and	2007	458,900	—	267,894	333,527	—		—	9,257		1,069,578
Chief Operating Officer	2006	413,035	—	169,131	312,080	474,874		—	8,800		1,377,920

Ross Perot, Jr.	2008	572,741	—	—	1,048,821	—		—	9,000		1,630,562
Chairman	2007	558,910	—	—	999,655	—		—	9,000		1,567,565
	2006	543,270	—	—	770,551	—		—	8,800		1,322,621
Thomas D. Williams	2008	388,420	—	217,167	200,148	359,000		—	9,000		1,173,735
Vice President,	2007	378,802	—	138,447	155,090	—		—	9,000		681,339
Secretary and	2006	368,123	—	72,949	116,111	354,325		—	8,800		920,308
General Counsel

John E. Harper	2008	384,585	—	103,097	77,683	414,000		—	9,000		988,365
Vice President	2007	297,145	—	39,743	63,097	232,000	(5)	—	20,080	(6)	652,065
and Chief Financial	2006	254,135	—	25,320	72,613	167,000	(7)	—	8,800		527,868
Officer(4)

(1)	The value, calculated in accordance with FAS 123R, of options or restricted stock units vesting in 2008, 2007 and 2006, respectively. The assumptions used to calculate these values are set forth in Note 11, “Stock Options and Stock-Based Compensation,” to our Consolidated Financial Statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(2)	Non-equity incentive plan compensation amounts shown in the year earned. Amounts are paid the following year.

(3)	Represents, with respect to Messrs. Perot and Williams, and includes, with respect to Messrs. Altabef, Freeman and Harper $9,000, $9,000 and $8,800 in contributions to our 401(k) plan for the benefit of each of the named executives for 2008, 2007 and 2006, respectively.

(4)	Mr. Harper became Chief Financial Officer on August 15, 2007.

(5)	Represents spot bonuses of $182,000 and $50,000, respectively, in connection with the closing of our acquisitions of QSS Group, Inc. in January 2007 and J. J. Wild, Inc. in August 2007 during which time Mr. Harper served as Vice President and Director of Business and Corporate Development.

(6)	Includes for 2007, payment of $7,041 in taxes due and $4,039 in gross ups related to such taxes. We made these payments before Mr. Harper became Chief Financial Officer.

(7)	Includes spot bonus of $25,000 in connection with the closing of our acquisition of eServ LLC in February 2006 during which time Mr. Harper served as Vice President and Director of Business and Corporate Development.

Grants of Plan-Based Awards

The following table provides information relating to equity awards in 2008 to the named executives. All awards relate to our Common Stock and were made pursuant to our 2001 Long-Term Incentive Plan. All options are non-qualified stock options.

2008 Grants of Plan-Based Awards

									All Other	All Other		Grant
									Stock	Option	Exercise/	Date Fair
			Estimated Future			Estimated Future			Awards:	Awards:	Base	Value of
			Payouts Under Non-Equity			Payouts Under Equity			# of	# of	Price of	Stock and
			Incentive Plan Awards			Incentive Plan Awards			Shares of	Securities	Option	Option
	Approval	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Stock/	Underlying	Awards	Awards
Name	Date(1)	Date	($)	($)	($)	(#)	(#)	(#)	Units(2)	Options(3)	($/Sh)	($)

Peter A. Altabef	2-25-08	3-14-08	0	675,000	2,025,000	—	—	—	75,000	125,000	14.26	1,577,250
Russell Freeman	2-25-08	3-14-08	0	433,500	1,300,500	—	—	—	30,000	60,000	14.26	671,520
Ross Perot, Jr.	—	—	0	—	—	—	—	—	—	—	—	—
Thomas D. Williams	2-25-08	3-14-08	0	253,500	760,500	—	—	—	17,500	35,000	14.26	391,720
John E. Harper	2-25-08	3-14-08	0	292,500	877,500	—	—	—	22,500	45,000	14.26	503,640

(1)	Awards were approved at the February 25, 2008 meeting of the Incentive Compensation Sub-Committee.

(2)	Vests in five equal annual installments beginning on the first anniversary of the grant. Vesting in each year is contingent upon the individual achieving a satisfactory performance rating in prior year.

(3)	Vests in five equal annual installments beginning on the first anniversary of the grant.

Outstanding Equity Awards Value at Fiscal Year-End

The following table provides information regarding the value of all unexercised options and unvested restricted stock units previously awarded to our named executives.

Outstanding Equity Awards at December 31, 2008

	Option Awards						Stock Awards
											Equity
											Incentive
										Equity	Plan
										Incentive	Awards:
				Equity						Plan	Market or
				Incentive						Awards:	Payout
				Plan						# of	Value of
				Awards:					Market	Unearned	Unearned
	# of	# of		# of			# of		Value of	Shares,	Shares,
	Securities	Securities		Securities			Shares		Shares	Units or	Units or
	Underlying	Underlying		Underlying			or Units		or Units	Other	Other
	Unexercised	Unexercised		Unexercised	Option		of Stock		of Stock	Rights	Rights
	Options	Options		Unearned	Exercise	Option	That Have		That Have	That Have	That Have
	Exercisable	Unexercisable		Options	Price	Expiration	Not Vested		Not Vested	Not Vested	Not Vested
Name	(#)	(#)		(#)	($)	Date	(#)		($)(1)	(#)	($)

Peter A. Altabef	104,000	—		—	13.00	1-31-2011	—		—	—	—
	15,000	—		—	20.07	5-7-2012	—		—	—	—
	90,000	—		—	9.63	10-18-2012	—		—	—	—
	40,000	—		—	13.15	12-9-2010	—		—	—	—
	80,000	20,000	(2)	—	15.93	12-13-2011	20,000	(10)	273,400	—	—
	60,000	40,000	(3)	—	13.63	10-13-2012	20,000	(11)	273.400	—	—
	40,000	60,000	(4)	—	14.87	11-2-2013	45,000	(12)	615,150	—	—
	20,000	80,000	(5)	—	15.23	8-2-2014	60,000	(13)	820,200	—	—
	—	125,000	(6)	—	14.26	3-14-2015	75,000	(14)	1,025,250	—	—

	Option Awards						Stock Awards
											Equity
											Incentive
										Equity	Plan
										Incentive	Awards:
				Equity						Plan	Market or
				Incentive						Awards:	Payout
				Plan						# of	Value of
				Awards:					Market	Unearned	Unearned
	# of	# of		# of			# of		Value of	Shares,	Shares,
	Securities	Securities		Securities			Shares		Shares	Units or	Units or
	Underlying	Underlying		Underlying			or Units		or Units	Other	Other
	Unexercised	Unexercised		Unexercised	Option		of Stock		of Stock	Rights	Rights
	Options	Options		Unearned	Exercise	Option	That Have		That Have	That Have	That Have
	Exercisable	Unexercisable		Options	Price	Expiration	Not Vested		Not Vested	Not Vested	Not Vested
Name	(#)	(#)		(#)	($)	Date	(#)		($)(1)	(#)	($)

Russell Freeman	54,000	—		—	11.00	7-20-2009	—		—	—	—
	16,000	2,000	(7)	—	13.50	1-28-2010	—		—	—	—
	152,000	—		—	10.94	12-8-2010	—		—	—	—
	20,000	—		—	20.07	5-7-2012	—		—	—	—
	100,000	—		—	9.63	10-18-2012	—		—	—	—
	40,000	—		—	13.15	12-9-2010	—		—	—	—
	36,000	9,000	(2)	—	15.93	12-13-2011	4,500	(10)	61,515	—	—
	27,000	18,000	(3)	—	13.63	10-13-2012	9,000	(11)	123.030	—	—
	22,000	33,000	(4)	—	14.87	11-2-2013	16,500	(12)	225,555	—	—
	11,000	44,000	(5)	—	15.23	8-2-2014	22,000	(13)	300,740	—	—
	—	60,000	(6)	—	14.26	3-14-2015	30,000	(14)	410,100	—	—
Ross Perot, Jr.	760,000	—		—	9.50	10-23-2011	—		—	—	—
	190,000	—		—	9.94	10-23-2011	—		—	—	—
	630,000	420,000	(8)	—	14.40	10-23-2011	—		—	—	—
Thomas D. Williams	64,000	16,000	(9)	—	13.97	9-22-2011	3,000	(15)	41,010	—	—
	18,000	12,000	(3)	—	13.63	10-13-2012	6,000	(11)	82,020	—	—
	13,000	19,500	(4)	—	14.87	11-2-2013	9,750	(12)	133,283	—	—
	6,500	26,000	(5)	—	15.23	8-2-2014	13,000	(13)	177,710	—	—
	—	35,000	(6)	—	14.26	3-14-2015	17,500	(14)	239,225	—	—
John E. Harper	6,000	—		—	11.00	7-20-2009	—		—	—	—
	12,000	2,000	(7)	—	13.50	1-28-2010	—		—	—	—
	5,000	—		—	20.07	12-20-2011	—		—	—	—
	2,200	—		—	9.92	10-21-2012	—		—	—	—
	4,500	—		—	13.15	12-9-2010	—		—	—	—
	5,200	1,300	(2)	—	15.93	12-13-2011	650	(10)	8,886	—	—
	5,400	3,600	(3)	—	13.63	10-13-2012	1,800	(11)	24,606	—	—
	5,000	7,500	(4)	—	14.87	11-2-2013	2,100	(12)	28,707	—	—
	3,000	12,000	(5)	—	15.23	8-2-2014	4,000	(13)	54,680	—	—
	—	45,000	(6)	—	14.26	3-14-2015	22,500	(14)	307,575	—	—

(1)	Based on the market value of $13.67 per share of the Common Stock as of December 31, 2008.

(2)	Vests on December 13, 2009.

(3)	Vests in two equal annual installments beginning October 13, 2009.

(4)	Vests in three equal annual installments beginning November 2, 2009.

(5)	Vests in four equal annual installments beginning August 2, 2009.

(6)	Vests in five equal annual installments beginning March 14, 2009.

(7)	Vested January 28, 2009.

(8)	Vests in two equal annual installments beginning October 23, 2009.

(9)	Vests on September 22, 2009.

(10)	Vests on December 13, 2009; provided the holder achieved a satisfactory individual performance rating for the year prior to scheduled vesting.

(11)	Vests in two equal annual installments beginning October 13, 2009; provided that each installment vests only if the holder achieved a satisfactory individual performance rating for the year prior to scheduled vesting.

(12)	Vests in three equal annual installments beginning November 2, 2009; provided that each installment vests only if the holder achieved a satisfactory individual performance rating for the year prior to scheduled vesting.

(13)	Vests in four equal annual installments beginning August 2, 2009; provided that each installment vests only if the holder achieved a satisfactory individual performance rating for the year prior to scheduled vesting.

(14)	Vests in five equal annual installments beginning March 14, 2009; provided that each installment vests only if the holder achieved a satisfactory individual performance rating for the year prior to scheduled vesting.

(15)	Vests on September 22, 2009; provided the holder achieved a satisfactory individual performance rating for the year prior to scheduled vesting.

Option Exercises and Stock Vested

The following table provides information with respect to the options exercised by the named executives and restricted stock units and restricted stock that vested during 2008.

2008 Option Exercises and Stock Vested

	Option Awards		Stock Awards
	# of Shares	Value	# of Shares	Value
	Acquired on	Realized Upon	Acquired on	Realized on
Name	Exercise (#)	Exercise ($)(1)	Vesting (#)(2)	Vesting ($)(3)

Peter A. Altabef	—	—	64,000	914,330
Russell Freeman	—	—	24,000	343,865
Ross Perot, Jr.	—	—	—	—
Thomas D. Williams	—	—	12,500	198,108
John E. Harper	—	—	3,700	53,830

(1)	Represents the difference between the exercise price and the fair market value of our Common Stock on the date of exercise.

(2)	All shares were acquired upon the vesting of restricted stock units awarded under the 2001 Plan.

(3)	Represents the fair market value of the shares of Common Stock on the date of vesting.

Pension Benefits

Our only retirement plan for our U.S.-based associates, including our named executives, is our 401(k) plan. We do not have a pension plan in which our named executives are eligible to participate.

Non-Qualified Deferred Compensation

We do not have a deferred compensation plan.

Employment Contracts and Change-in-Control Agreements

Perot Systems has agreements with its named executives regarding severance payments when a termination of the named executives’ employment occurs in connection with a change in control of Perot Systems.

Change-in-Control and Severance Agreements

We have entered into change-in-control and severance agreements with each of the named executives. The agreements continue through December 31, 2009, and provide that they are to be automatically extended in one-year increments unless we give prior notice of termination.

These agreements are intended to provide for continuity of management in the event of a change in control. The agreements provide that the named executives could be entitled to certain severance benefits following a change in control (as described below) of Perot Systems. If, beginning with the execution of a definitive agreement regarding a change in control and ending two years following the change in control, the named executive is terminated for any reason, other than for cause (as defined in the agreements), or if such named executive terminates his or her employment for a specified reason (as defined in the agreements), then the named executive would be entitled to:

•	a lump sum cash severance payment within 60 days following termination equivalent to two times the sum of the named executive’s base salary in effect at the time of termination;

•	a lump sum cash severance payment within 60 days following termination equivalent to two times a prescribed incentive payment allowance (based on a fixed percentage — ranging from 70% to 100% — of the named executive’s base salary) for the year in which termination occurs, which payments are expected to vary from actual target bonuses and historical bonus payments;

•	cash payment of a prorated bonus for the year in which termination occurs; and

•	continued health care coverage (including for the named executive’s spouse and eligible dependents) for up to six months after the involuntary termination.

The contractual bonus allowances for the named executives as a percentage of base salary are as follows: Peter A. Altabef — 100%, Ross Perot, Jr. — 100%, Russell Freeman — 80%, Thomas D. Williams — 70%, and John E. Harper — 70%.

In addition, upon an involuntary termination following a change in control, all restrictions on restricted stock awarded to such named executive would lapse and all unvested options, stock appreciation rights and other awards granted to such named executive under our 2001 Plan and other stock incentive plans would automatically vest and become exercisable for the remainder of the term of the option.

In the event that any payments made in connection with a change in control would be subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, we will “gross up”, on an after-tax basis, the named executive’s compensation for the additional federal, state and excise taxes, and any penalties and interest necessary to ensure that the named executive receives the benefit of such change-in-control payment.

Under the change-in-control and severance agreements, a “change in control” would include any of the following events:

•	any “person,” as defined in the Exchange Act, acquires 30 percent or more of our voting securities, unless the person acquires such securities from us;

•	a majority of our directors are replaced and are not nominated by the incumbent members (as defined in the agreements) of our Board of Directors;

•	the consummation of a merger, reorganization, consolidation or sale of all or substantially all of our assets, unless (i) the holders of our voting securities would retain more than 60 percent of the voting securities of the entity resulting from such transaction, (ii) no “person” beneficially would own more than 30 percent of the voting securities of the entity resulting from such transaction, and (iii) we would retain at least a majority of the directors of the entity resulting from such transaction; or

•	our shareholders approve the liquidation or dissolution of Perot Systems.

In certain cases in which Section 409A of the Internal Revenue Code would result in an excise tax payable by the named executive if payment of specific benefits were accelerated, the change-in-control severance agreements provide for the acceleration of the vesting of benefits, but not payments.

Amendment to Change-in-Control and Severance Agreements

In accordance with the terms of the Merger Agreement, on September 20, 2009, our Board authorized certain amendments to the change-in-control severance agreements providing that our named executive officers will receive the accelerated equity and cash severance benefits described above, without any precondition that the named executive officer incur an involuntary termination of employment. As of the date of this Information Statement, such amendments have not been effected.

Potential Payments Upon Termination or Change-in-Control Disclosure

The amount of compensation payable to each named executive upon termination or change in control pursuant to contracts, plans, agreements and arrangements is listed in the tables below. We do not have agreements, contracts or arrangements with the named executives regarding severance in the event of a termination in other circumstances. However, we do expect that we would pay our named executives severance, which would be determined at the time of termination.

With respect to payments set forth in the Change-in-Control column, we have assumed that the named executive was involuntarily terminated on December 31, 2008 within two years of a change in control and that our Common Stock was $13.67 per share, which was the closing price of the shares on December 31, 2008. The amount indicated as the value of the accelerated vesting for stock options is the amount by which the closing price of the Common Stock exceeds the exercise price of the unvested options. We have also assumed that each named executive had a combined federal income and Medicare tax rate of 36.45% and an excise tax rate under Section 4999 of the Internal Revenue Code of 20%.

Peter A. Altabef

With respect to Mr. Altabef, potential payments upon termination or change in control under contracts, plans, agreements, or arrangements would be as follows assuming the triggering event occurred on December 31, 2008:

	Termination Scenario
Potential Payments		By Employee		By Company
Upon Termination	Voluntary	For Good	By Company	Without	Normal	Early	Change-in-
or CIC	Resignation	Reason	For Cause	Cause	Retirement	Retirement	Control ($)

Cash Payments	—	—	—	—	—	—	2,700,000
Accelerated Equity Awards	—	—	—	—	—	—	3,009,000
Continued Perquisites/Benefits	—	—	—	—	—	—	5,126
Tax Gross-Ups	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	5,714,126

Russell Freeman

With respect to Mr. Freeman, potential payments upon termination or change in control under contracts, plans, agreements, or arrangements would be as follows assuming the triggering event occurred on December 31, 2008:

	Termination Scenario
Potential Payments		By Employee		By Company
Upon Termination	Voluntary	For Good	By Company	Without	Normal	Early	Change-in-
or CIC	Resignation	Reason	For Cause	Cause	Retirement	Retirement	Control ($)

Cash Payments	—	—	—	—	—	—	1,887,000
Accelerated Equity Awards	—	—	—	—	—	—	1,122,000
Continued Perquisites/Benefits	—	—	—	—	—	—	9,795
Tax Gross-Ups	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	3,018,795

Ross Perot, Jr.

With respect to Ross Perot, Jr., potential payments upon termination or change in control under contracts, plans, agreements, or arrangements would be as follows assuming the triggering event occurred on December 31, 2008:

	Termination Scenario
Potential Payments		By Employee		By Company
Upon Termination	Voluntary	For Good	By Company	Without	Normal	Early	Change-in-
or CIC	Resignation	Reason	For Cause	Cause	Retirement	Retirement	Control ($)

Cash Payments	—	—	—	—	—	—	2,300,000
Accelerated Equity Awards	—	—	—	—	—	—	—
Continued Perquisites/Benefits	—	—	—	—	—	—	9,968
Tax Gross-Ups	—	—	—	—	—	—	784,646
Total	—	—	—	—	—	—	3,094,614

Thomas D. Williams

With respect to Mr. Williams, potential payments upon termination or change in control under contracts, plans, agreements, or arrangements would be as follows assuming the triggering event occurred on December 31, 2008:

	Termination Scenario
Potential Payments		By Employee		By Company
Upon Termination	Voluntary	For Good	By Company	Without	Normal	Early	Change-in-
or CIC	Resignation	Reason	For Cause	Cause	Retirement	Retirement	Control ($)

Cash Payments	—	—	—	—	—	—	1,287,000
Accelerated Equity Awards	—	—	—	—	—	—	673,728
Continued Perquisites/Benefits	—	—	—	—	—	—	9,795
Tax Gross-Ups	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	1,970,523

John E. Harper

With respect to Mr. Harper, potential payments upon termination or change in control under contracts, plans, agreements, or arrangements would be as follows assuming the triggering event occurred on December 31, 2008:

	Termination Scenario
Potential Payments		By Employee		By Company
Upon Termination	Voluntary	For Good	By Company	Without	Normal	Early	Change-in-
or CIC	Resignation	Reason	For Cause	Cause	Retirement	Retirement	Control ($)

Cash Payments	—	—	—	—	—	—	1,365,000
Accelerated Equity Awards	—	—	—	—	—	—	424,938
Continued Perquisites/Benefits	—	—	—	—	—	—	9,648
Tax Gross-Ups	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	1,799,586

Employment Agreements

In connection with the execution of the Merger Agreement, Dell has entered into executive severance and non-compete agreements (the “Executive Severance Agreements”) with 10 executives of Perot Systems, who will continue as at-will employees of Dell following the Merger. The key terms of the Executive Severance Agreements and the other employment arrangements offered by Dell to executives and employees of Perot Systems are described in the Schedule 14D-9 under “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Dell or Purchaser — Employment Agreements” and are incorporated herein by reference. The summary of the Dell employment arrangements does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the employment arrangements, which are filed as Exhibit (e)(27) to (e)(42) to the Schedule 14D-9 and are incorporated herein by reference.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have a related party transactions policy that requires us to conduct senior management reviews for all related party transactions. A transaction or series of related transactions with a related party with a value that exceeds $10,000, but is not more than $120,000, requires the approval of the Chairman of the Audit Committee. A transaction or series of related transactions with a related party that is greater than $120,000 requires the approval of the Audit Committee. The approving authority, in determining whether to approve a proposed transaction, considers whether the transaction is in our best interests and is no less favorable to us than fair, arms’-length terms. Our policy and the procedures for related party transactions are in writing.

Licenses for Use of Name

We license the right to use the names “Perot” and “Perot Systems” in our current and future businesses, products, or services from the Perot Systems Family Corporation and our Chairman, Ross Perot, Jr. In connection with the execution of the Merger Agreement, Perot Systems Family Corporation, a Texas corporation, H. Ross Perot, Ross Perot, Jr. (collectively, “Licensor”) and Perot Systems entered into the Third Amended and Restated License Agreement, dated as of September 20, 2009 (the “License Agreement”), amending the prior license previously in place. Pursuant to the License Agreement, the Licensor grants Perot Systems and its affiliates an exclusive, royalty-free license to use “Perot Systems” and “Perot” in connection with Perot Systems’ current businesses, products, services and charitable activities, and its future operations and activities resulting from the expansion of, and the integration with, Dell’s services and businesses. The License Agreement became effective immediately upon execution and will continue until the earlier of (i) the date that is five years from the date the Shares are accepted for payment by Purchaser pursuant to the Offer or (ii) the date of any termination of the License Agreement for cause. The License Agreement shall terminate automatically and without further action by Licensor or Perot Systems in the event that the Merger Agreement is terminated in accordance with its terms, in which event the previous license agreement will be reinstated.

This summary of the License Agreement does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the License Agreement, which is filed as Exhibit (e)(10) to the Schedule 14D-9 and is incorporated herein by reference.

Outsourcing Agreement with Hillwood Enterprises L.P.

We are currently providing information technology and certain other services to Hillwood Enterprise L.P., which is controlled and partially owned by Ross Perot, Jr. under an agreement which we entered into in January 2007 and will expire in 2017. This contract includes provisions under which we may be penalized if our actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the year ended December 31, 2008, in which we performed services for Hillwood, we recorded revenue of $1,966,881 and operating expense of $1,606,761. Our Audit Committee has reviewed and approved this contract.

Lease with Perot Services Company, LLC

During 2002, we entered into a sublease agreement with Perot Services Company, LLC, which is controlled and owned by Ross Perot, for approximately 23,000 square feet of office space at our Plano, Texas facility. At the expiration of the original lease, a new lease was signed effective October 1, 2007 and expires on September 30, 2015. The office space annual rental is $21.95 per square foot and the storage space rent remains $345.58 per month. The total amount paid to us in 2008 under these lease and sublease agreements was $491,130. Our Audit Committee has reviewed and approved this contract.

Affiliate Use of AAirpass Program

We have a corporate AAirpass program with American Airlines, Inc. under which we prepay for mileage that our associates use for business travel. Historically, the use of prepaid miles has resulted in lower travel costs than refundable tickets for most travel itineraries. Employees of Hillwood Development Company LLC, The Perot Group, and their affiliated corporations, as well as members of the Perot family, also use this AAirpass program. These parties reimburse us for the prepaid miles that they use. During 2008, these parties used approximately $880,171 in prepaid miles under our AAirpass program. We benefit from this arrangement because we have a commitment to American Airlines to purchase a minimum number of miles under the AAirpass program, and the miles used by these related parties are counted toward fulfilling that commitment. Our Audit Committee has reviewed and approved this arrangement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING REQUIREMENT

Our directors, executive officers, and holders of more than 10% of our Common Stock must file reports with the Securities and Exchange Commission indicating the number of shares of our Common Stock they beneficially own and any changes in their beneficial ownership. They must provide copies of these reports to us. Based on our review of these reports and written representations from the persons required to file them, we believe that all Section 16(a) Securities and Exchange Commission filing requirements applicable to our directors and executive officers for fiscal 2008 were timely met except that each of Messrs. Blasnik, Gallagher, Hahn, Jordan, Meurer, Moore, Ross Perot, Jr., Principi and Singh and Ms. Matthews reported one Section 16 transaction late due to administrative errors on our part.

Equity Compensation Plan Information

The following table gives information about our Common Stock that we may issue under our equity compensation plans as of December 31, 2008.

Number of
Securities
Remaining
	Number of			Available for
	Securities to be			Future Issuance
	Issued Upon		Weighted-Average	Under Equity
	Exercise of		Exercise Price of	Compensation
	Outstanding		Outstanding	Plans (Excluding
	Options, Warrants,		Options, Warrants,	Securities Reflected
	and Rights		and Rights	in Column (a))
Plan Category	(a)		(b)	(c)

Equity Compensation Plans Approved by Security Holders	11,302,714	(1)	$15.86	40,550,048	(2)
Equity Compensation Plans Not Approved by Security Holders	4,117,253		$13.56	121,029	(3)

Total	15,419,967		$15.25	40,671,077

(1)	Excludes 1,030,473 restricted stock units that have been granted under the 2001 Long-Term Incentive Plan.

(2)	Includes 35,868,380 shares available to be issued under the 2001 Long-Term Incentive Plan, 4,301,668 shares available to be issued under the 1999 Employee Stock Purchase Plan, and 380,000 shares available to directors for annual equity compensation.

(3)	Shares available to be issued to directors who elect to receive stock in lieu of their cash retainer.

We have four equity plans or arrangements that have not been approved by our stockholders. Under one arrangement, our non-employee directors (other than Ross Perot) may elect to have all or a portion of their director retainers paid in our Common Stock, valued at such stock’s closing market price on the last trading day of the fiscal quarter preceding the quarter with respect to which the retainer installment relates.

The remaining plans were adopted prior to our initial public offering in 1999 and were terminated in 2001, except to the extent that they govern options or restricted stock that were outstanding at the time of the termination of such plans. Our 1991 Stock Option Plan provided for the issuance of options to eligible employees and options were generally issued at not less than the fair market value on the date of grant. At the time of its termination in May 2006, our 1996 Non-Employee Director Plan provided that each non-employee director (other than Ross Perot) received an option to purchase 8,000 shares of our Common Stock upon election vesting in one year, and subsequent awards were made upon the completion of vesting of the director’s prior awards.

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

The Audit Committee of our Board of Directors (“Board”) is composed of four directors and operates under a written charter adopted by our Board. All members of the Audit Committee meet the independence standards established by our Board, the New York Stock Exchange and the Sarbanes-Oxley Act of 2002. The Audit Committee’s charter is available at the Corporate Responsibility section on Perot Systems’ website at www.perotsystems.com/responsibility.

Perot Systems’ management is responsible for, among other things, preparing its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”), establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)), and evaluating the effectiveness of such internal control over financial reporting. Perot Systems’ independent registered public accounting firm is responsible for auditing the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, United States (“PCAOB”), and for expressing an opinion on the conformity of the financial statements with GAAP. The independent registered public accounting firm is also responsible for auditing Perot Systems’ internal control over financial reporting in accordance with such standards and for expressing an opinion on our internal control over financial reporting. The Audit Committee assists the Board of Directors in fulfilling its responsibility to oversee management’s implementation of Perot Systems’ financial reporting process. In its oversight role, the Audit Committee reviewed and discussed the audited financial statements and Perot Systems’ internal control over financial reporting with management and with PricewaterhouseCoopers LLP (“PwC”), Perot Systems’ independent registered public accounting firm for 2008.

The Audit Committee has met privately with PwC and discussed any issues deemed significant by the independent registered public accounting firm, including the required matters to be discussed by Statement of Auditing Standards No. 61, Communication With Audit Committees, as amended and adopted by the PCAOB. PwC has provided to the Audit Committee written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountants’ communications with our audit committee concerning independence, and the Audit Committee discussed with PwC that firm’s independence. The Audit Committee also concluded that PwC’s provision of non-audit services to Perot Systems and its affiliates is compatible with PwC’s independence.

Based upon the foregoing considerations, the Audit Committee recommended to our Board that the audited financial statements be included in Perot Systems’ Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the Securities and Exchange Commission and appointed PwC the independent registered public accounting firm for Perot Systems for 2009.

The foregoing report is respectfully submitted by members of the Audit Committee of our Board.

AUDIT COMMITTEE

C.H. Moore, Jr. (Chair)
John S.T. Gallagher
Carl Hahn
Anuroop (Tony) Singh

as of April 1, 2009

ANNEX B

[GOLDMAN, SACHS & CO. LETTERHEAD]

PERSONAL AND CONFIDENTIAL

September 20, 2009

Board of Directors
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems Corporation (the “Company”) of the $30.00 per Share in cash proposed to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of September 20, 2009 (the “Agreement”), by and among Dell Inc. (“Dell”), DII-Holdings Inc., an indirect wholly owned subsidiary of Dell (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $30.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Acquisition Sub) will be converted into the right to be paid $30.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Dell and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We also have provided certain investment banking and other financial services to Dell and its affiliates from time to time, including having acted as a bookrunning manager with respect to Dell’s offering of its 4.7% senior unsecured debentures due April 2013 (aggregate principal amount $600 million), 5.65% senior unsecured debentures due April 2018 (aggregate principal amount $500 million) and 6.5% senior unsecured debentures due April 2038 (aggregate principal amount $400 million) in April 2008; as an agent for Dell in connection with its stock repurchase program in 2008; and as a co-manager on Dell’s offering of its 3.375% senior unsecured debentures due June 2012 (aggregate principal amount $400 million) and 5.875% senior unsecured debentures due June 2019 (aggregate principal amount $600 million) in June 2009. We also may provide investment banking and other financial services to the Company and Dell and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the

B-1

Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the IT services industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Dell or the ability of the Company or Dell to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $30.00 per Share in cash to be paid to the holders of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $30.00 per Share in cash to be paid to the holders of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $30.00 per Share in cash to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

B-2

ANNEX C

DGCL Section 262: Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the Dell corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16.)

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Letter to the stockholders of Perot Systems Corporation (“Perot Systems”), dated October 2, 2009.
(a)(2)	Offer to Purchase, dated October 2, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(3)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9), dated October 2, 2009 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(4)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(7)	Opinion of Goldman, Sachs & Co., dated September 20, 2009 (included as Annex B to this Statement).
(a)(8)	Joint Press Release of Dell and Perot Systems, dated September 21, 2009 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(a)(9)	Form of Summary Advertisement, as published on October 2, 2009 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(10)	Press Release issued by Dell on October 2, 2009 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO).
(a)(11)	Section 262 of the Delaware General Corporation Law (included as Annex C to this Statement).
(e)(1)	Agreement and Plan of Merger, dated as of September 20, 2009, by and among Perot Systems, Dell and Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(e)(2)	First Amendment to Agreement and Plan of Merger, dated as of September 30, 2009, by and among Perot Systems, Dell, and Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Perot Systems on October 1, 2009).
(e)(3)	Information Statement of Perot Systems, dated October 2, 2009 (included as Annex A to this Statement).
(e)(4)	Non-Disclosure Agreement, dated September 2, 2009, between Perot Systems and Dell.
(e)(5)	Exclusivity Agreement, dated September 4, 2009, between Perot Systems and Dell.
(e)(6)	Form of Tender and Voting Agreement, dated September 20, 2009, among Perot Systems, Dell, Purchaser and each of the following executive officers and directors of Perot Systems: Peter A. Altabef, Steven Blasnik, John S.T. Gallagher, Carl Hahn, DeSoto Jordan, Caroline S. Matthews, Thomas Meurer, Cecil H. Moore, Jr., Anthony J. Principi, Anuroop Singh, John Lyon, Russell Freeman, Thomas D. Williams, Scott Barnes, Eugene L. Carrick, Steve Curts, John E. Harper, Anurag Jain, Chuck Lyles and Jeff Renzi (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(e)(7)	Form of Tender and Voting Agreement, dated September 20, 2009, among Perot Systems, Dell, Purchaser and each of the following stockholders of Perot Systems: Ross Perot, HWGA, Ltd., The Perot Foundation, Petrus Financial Services Ltd., Perot Family Trust, Perot Investment Trust I, Perot Investment Trust II, Perot Investment Trust III, Perot Investment Trust IV and Perot Investment Trust V (incorporated herein by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).
(e)(8)	Amended and Restated Tender and Voting Agreement, dated September 30, 2009, among Perot Systems, Dell, Purchaser and Perot Family Trust (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Perot Systems on October 1, 2009).
(e)(9)	Form of Indemnification Agreement, adopted December 11, 2008 (incorporated herein by reference to Exhibit 10.27 of the Current Report on Form 8-K filed by Perot Systems on December 17, 2008).
(e)(10)	Third Amended and Restated License Agreement, dated as of September 20, 2009, among Perot Systems, Perot Systems Family Corporation, Ross Perot and Ross Perot, Jr. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Perot Systems on September 21, 2009).

Exhibit
Number	Description

(e)(11)	Perot Systems Corporation 2001 Long-Term Incentive Plan Amended and Restated, effective as of January 1, 2007 (incorporated herein by reference to Exhibit 10.42 of the Current Report on Form 8-K filed by Perot Systems on May 8, 2007).
(e)(12)	Plan Amendment to the Perot Systems Corporation 2001 Long-Term Incentive Plan Amended and Restated, effective as of December 22, 2008 (incorporated herein by reference to Exhibit 10.30 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by Perot Systems on February 25, 2009).
(e)(13)	Plan Amendment to the Perot Systems Corporation 2001 Long-Term Incentive Plan Amended and Restated, effective as of September 30, 2009 (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Perot Systems on October 1, 2009).
(e)(14)	Perot Systems Corporation 2001 Long-Term Incentive Plan — Sub-Plan of Perot Systems TSI (India) Limited (formerly called HCL Perot Systems Limited).
(e)(15)	Plan Amendment to the Perot Systems Corporation 2001 Long-Term Incentive Plan — Sub-Plan of Perot Systems TSI (India) Limited (formerly called HCL Perot Systems Limited).
(e)(16)	Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/US (incorporated herein by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A filed by Perot Systems on March 25, 2008).
(e)(17)	Plan Amendment to the Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/US, effective as of September 30, 2009.
(e)(18)	Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/Non-US (incorporated herein by reference to Appendix B of the Definitive Proxy Statement on Schedule 14A filed by Perot Systems on March 25, 2008).
(e)(19)	Plan Amendment to the Perot Systems Corporation Amended and Restated 1999 Employee Stock Purchase Plan/Non-US, effective as of September 30, 2009.
(e)(20)	Perot Systems Corporation 1991 Stock Option Plan, as amended through March 22, 2006 (incorporated herein by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by Perot Systems on March 28, 2006).
(e)(21)	Perot Systems Corporation Restricted Stock Plan, as amended through March 22, 2006 (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Perot Systems on March 28, 2006).
(e)(22)	Amendment Two to the Perot Systems Corporation Restricted Stock Plan, effective as of December 22, 2008 (incorporated herein by reference to Exhibit 10.28 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by Perot Systems on February 25, 2009).
(e)(23)	Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan, effective as of September 28, 2006 (incorporated herein by reference to Exhibit 10.41 of the Current Report on Form 8-K filed by Perot Systems on October 4, 2006).
(e)(24)	Perot Systems Corporation 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 of Form 10 filed by Perot Systems on April 30, 1997).
(e)(25)	Amendment to the Perot Systems Corporation 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan, effective as of December 22, 2008 (incorporated herein by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by Perot Systems on February 25, 2009).
(e)(26)	Form of Change-in-Control Severance Agreement in effect prior to December 18, 2008 (incorporated herein by reference to Exhibit 10.40 of the Quarterly Report on Form 10-Q filed by Perot Systems on August 1, 2006).
(e)(27)	Executive Offer Letter provided by Dell to Peter A. Altabef.
(e)(28)	Executive Offer Letter provided by Dell to Scott Barnes.
(e)(29)	Executive Offer Letter provided by Dell to Eugene Carrick.
(e)(30)	Executive Offer Letter provided by Dell to John E. Harper.
(e)(31)	Executive Offer Letter provided by Dell to Anurag Jain.
(e)(32)	Executive Offer Letter provided by Dell to Chuck Lyles.

Exhibit
Number	Description

(e)(33)	Executive Offer Letter provided by Dell to Jeff Renzi.
(e)(34)	Executive Offer Letter provided by Dell to Thomas D. Williams.
(e)(35)	Executive Offer Letter provided by Dell to John Lyon.
(e)(36)	Executive Offer Letter provided by Dell to Steven Curts.
(e)(37)	Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement, dated September 20, 2009, between Dell and Peter A. Altabef.
(e)(38)	Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement, each dated September 20, 2009, between Dell and each of the following: Scott Barnes, Eugene Carrick, John E. Harper, Anurag Jain, Charles Lyles, Jeff Renzi, Thomas D. Williams, John Lyon and Steven Curts.
(e)(39)	Form of Rollover Restricted Stock Unit Agreement to be entered into between Dell and any of the following that elects to participate: Peter A. Altabef, Scott Barnes, Eugene Carrick, John E. Harper, Anurag Jain, Charles Lyles, Jeff Renzi, Thomas D. Williams, John Lyon and Steven Curts.
(e)(40)	Form of Stock Unit Agreement to be entered into between Dell and certain new employees.
(e)(41)	Retention Agreement, dated September 20, 2009, between Dell and Russell Freeman.
(e)(42)	Form of Employment Agreement executed by each new employee of Dell.
(e)(43)	Non-Competition Agreement, dated September 20, 2009, between Ross Perot, Dell, Purchaser and Perot Systems.
(e)(44)	Non-Competition Agreement, dated September 20, 2009, between Ross Perot, Jr., Dell, Purchaser and Perot Systems.
(g)	Not applicable.